VSE CORPORATION

# INTEGRITY • AGILITY • VALUE

## 2009 VSE Annual Report and Form 10-K


FEDERAL TIMES
"Top 100 Professional
14 (14) BAE Syste
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19 (25) VSE Corp.
20 (17) SRA Intern
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GOVERNMENT
EXECUTIVE.com
Total Purchases: $99,673,609,611
TOP 25 CONTRACTORS SMALL BUSINESS
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RANK
PARENT COMPANY
AMOUNT
MARKET SHARE
1 VSE Corp. $916,319,725 0.91%
2 Textron Inc. 802,682,623 0.80
3 Afognak Native Corp. 728,895,500 0.73
4 NANA Regional Corp. Inc. 647,710,449 0.64
5 Chugach Alaska Corp.
6 Arctic Slope Regional Corp.
7 Atlantic Diving Supply Inc.
8 Qinetiq Ltd.
9 Mantech International Corp.
10 Chenega Corp.
2009

VSE CORPORATION



2550 Huntington Avenue, Alexandria, Virginia 22303-1499

# Notice of 2010 Annual Meeting of Stockholders and Proxy Statement

Fellow Stockholders:

You are cordially invited to attend the annual meeting of stockholders of VSE Corporation ("VSE" or the "Company") to be held on Tuesday, May 4, 2010, commencing at 10:00 a.m., Eastern Daylight Time, at the VSE Building, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499 (the "Annual Meeting").

We are furnishing proxy materials to our stockholders over the Internet. You may read, print and download our 2009 Annual Report to Stockholders, 2010 Proxy Statement and Proxy Card at www.cfpproxy.com/3307. On March 23, 2010, we mailed our stockholders a notice containing instructions on how to access these materials and how to vote their shares online. The notice also provides instructions on how you can request a paper or e-mail copy of these materials by mail, telephone or e-mail. If you requested your materials by e-mail, the e-mail contains voting instructions and links to the materials on the Internet. You may vote your shares by Internet, by telephone, by regular mail or in person at the Annual Meeting. Instructions regarding the various methods of voting are contained on the notice and on the Proxy Card.

The proxy materials describe the formal business to be transacted at the Annual Meeting and a report on the operations of the Company. VSE directors and officers will be present to answer any questions that you and other stockholders may have. Included in the materials is our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, that contains detailed information concerning the Company's activities and operating performance.

The business to be conducted at the Annual Meeting consists of the election of nine directors and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010. VSE's Board of Directors (the "Board") unanimously recommends a vote "FOR" the election of each of the director nominees and "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010. On behalf of the Board, please vote your shares now, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person, but it will ensure that your vote is counted. Your vote is important.

Please note the location for the Annual Meeting. The VSE Building is located at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, just off I-95/I-495 at Exit 177A (U.S. Route 1 South). The building is also within walking distance of the Huntington Avenue Metro Station (Yellow Line), using the Lower Level exit to Huntington Avenue. I hope you will be able to join us.

Sincerely,
VSE CORPORATION

D. M. Ervine
Chairman of the Board

March 23, 2010

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**VSE CORPORATION**
2550 Huntington Avenue, Alexandria, Virginia 22303-1499

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 4, 2010

To the Stockholders of VSE Corporation:

Notice is hereby given that the annual meeting of stockholders of VSE Corporation, a Delaware corporation ("VSE" or the "Company"), will be held on Tuesday, May 4, 2010, commencing at 10:00 a.m., Eastern Daylight Time, at the VSE Building, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, for the following purposes:

1. To elect nine directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as VSE's independent registered public accounting firm for the year ending December 31, 2010; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only record holders of VSE common stock as of the close of business on March 5, 2010, will be entitled to notice of, and to vote at, the meeting, or any adjournments thereof. The list of stockholders entitled to vote at the meeting or any adjournments thereof, will be open to the examination of any stockholder during the 10 days prior to the meeting at VSE's offices located at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, during ordinary business hours.

The VSE Corporation 2009 Annual Report to Stockholders, which contains the Company's consolidated financial statements and other information of interest to stockholders, accompanies this proxy material.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. STOCKHOLDERS HAVE A CHOICE OF VOTING BY PROXY CARD, TELEPHONE OR THE INTERNET, AS DESCRIBED ON YOUR PROXY CARD. CHECK YOUR PROXY CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD TO SEE THE OPTIONS AVAILABLE TO YOU. ANY STOCKHOLDER PRESENT AT THE ANNUAL MEETING MAY WITHDRAW HIS OR HER PROXY AND VOTE PERSONALLY ON ANY MATTER PROPERLY BROUGHT BEFORE THE ANNUAL MEETING.

By Order of the Board of Directors

Thomas M. Kiernan, Secretary

March 23, 2010

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## VSE CORPORATION

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## PROXY STATEMENT
## Annual Meeting of Stockholders
## to be held on May 4, 2010

---

## INTRODUCTION

*General*

This Proxy Statement is being furnished to the stockholders of VSE Corporation, a Delaware corporation ("VSE" or the "Company"), in connection with the solicitation of proxies by VSE's Board of Directors (the "Board") for use at the annual meeting of VSE's stockholders to be held on Tuesday, May 4, 2010, commencing at 10:00 a.m., Eastern Daylight Time, at the VSE Building, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, and at any adjournments thereof for the purposes specified in the accompanying notice of meeting (the "Annual Meeting").

The mailing address of VSE's principal executive office is 2550 Huntington Avenue, Alexandria, Virginia 22303-1499. VSE's telephone number is (703) 960-4600. On March 23, 2010, we mailed VSE stockholders a notice containing instructions on how to access our 2010 Proxy Statement and 2009 Annual Report and vote online. The notice also included instructions on how to receive a paper copy of the Annual Meeting materials, including the Notice of Annual Meeting, Proxy Statement, and proxy card. If you received your Annual Meeting materials by mail, the Notice of Annual meeting, Proxy Statement, and proxy card from our Board were enclosed. If you received your Annual Meeting materials via e-mail, the e-mail contained voting instructions and links to the Annual Report and the Proxy Statement on the Internet, which are both available at www.cfpproxy.com/3307.

The close of business on March 5, 2010 is the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. Holders of a majority of VSE's outstanding common stock, par value $.05 per share (the "Stock" or "VSE Stock"), as of March 5, 2010, must be present at the Annual Meeting, either in person or represented by properly executed proxy, to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present. A proxy submitted by a broker that is not voted is sometimes referred to as a broker non-vote.

As of the close of business on March 5, 2010, there were 5,175,090 shares of Stock outstanding and approximately 300 stockholders of record. Each stockholder is entitled to one vote for each share of Stock held of record as of the close of business on March 5, 2010, on all matters that may be submitted to the stockholders at the Annual Meeting.

*Matters to be Considered*

The purpose of the Annual Meeting is to vote on the election of nine directors to the Board and to ratify the appointment of Ernst & Young LLP as VSE's independent registered public accounting firm for the year ending December 31, 2010.

As of the date of this Proxy Statement, the Board does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Annual Meeting other than those matters specifically referred to herein. If, however, any other matters are properly presented to the Annual Meeting for action, the proxy holders will vote the proxies, which confer authority on such holders to vote on such matters, in accordance with their best judgment. The persons named as attorneys-in-fact in the proxies are VSE officers.

*Voting and Recommendations of the Board*

All Stock represented by valid proxies will be voted at the Annual Meeting in accordance with the directions on the proxies. If no direction is indicated on a proxy, the Stock represented thereby will be voted as recommended by the Board, namely "FOR" the election as VSE directors of each of the nine nominees listed below under Proposal No. 1, and "FOR" the ratification of the appointment of Ernst & Young LLP as VSE's independent registered public accounting firm for the year ending December 31, 2010, as discussed below under Proposal No. 2.

*Vote Required*

Directors are elected by a plurality of votes cast, including Stock voted, and without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is withheld. The ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm will be determined by a majority of the votes cast, without regard to broker non-votes or proxies marked "ABSTAIN."

*How to Vote*

We make our proxy materials available to stockholders on the Internet. You may read, print and download our 2009 Annual Report to Stockholders, 2010 Proxy Statement and proxy card at www.cfpproxy.com/3307. On March 23, 2010, we mailed a notice to stockholders containing instructions on how to access our proxy materials and vote online. On an ongoing basis, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail. You may vote your shares by Internet, by telephone, by regular mail or in person at the Annual Meeting. Each of these voting options is described in the notice and the proxy card.

You should complete and return your proxy card, or vote using the Internet or telephone voting options, to ensure that your vote is counted at the Annual Meeting, regardless of whether you plan to attend. **If you return an executed Proxy Card without marking your instructions, your executed Proxy Card will be voted "FOR" the election of each of the nine director nominees named in this Proxy Statement and "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010.**

If you are a stockholder whose shares are not registered in your own name, you will need appropriate documentation from the stockholder of record to vote in person at the Annual Meeting. If you want to vote your VSE Stock that is held in street name in person at the Annual Meeting, you will need a written proxy card in your name from the broker, bank or other nominee who holds your Stock.

*Revocation of Proxies*

A stockholder returning a proxy to VSE may revoke it at any time before it is exercised by granting a later proxy with respect to the same Stock or by communicating such revocation in writing to our Secretary. In addition, any stockholder who has executed a proxy but attends the Annual Meeting in person may cancel a previously given proxy by voting in person whether or not the proxy has been revoked in writing.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the record date, March 5, 2010, there were 5,175,090 shares of VSE Stock outstanding. The following table sets forth certain information regarding beneficial ownership of VSE Stock as of March 5, 2010, for beneficial owners of more than 5% of VSE Stock, each executive officer, each director nominee, and for all executive officers and directors of the Company as a group.

| Name of Beneficial Owner | Shares beneficially owned | Percent of class (a) |
|---|---|---|
| Certain Beneficial Owners (at least 5%) | | |
| FMR LLC (a) | 437,488 | 8.5% |
| Non-Employee Directors | | |
| Ralph E. Eberhart | 2,400 | * |
| Donald M. Ervine | 11,070 | * |
| Clifford M. Kendall | 43,914 | * |
| Calvin S. Koonce (b) | 849,390 | 16.4% |
| James F. Lafond | 7,255 | * |
| David M. Osnos | 18,500 | * |
| Jimmy D. Ross | 5,401 | * |
| Bonnie K. Wachtel | 49,436 | * |
| Executive Officers and Other Director | | |
| Tina B. Bailey | 0 | * |
| Thomas G. Dacus (c) | 9,691 | * |
| Maurice A. Gauthier (d) | 4,977 | * |
| Michael E. Hamerly | 6,454 | * |
| Randy W. Hollstein | 549 | * |
| William J. Jonas | 0 | * |
| Thomas M. Kiernan | 660 | * |
| James W. Lexo, Jr. | 3,308 | * |
| Thomas R. Loftus | 22,194 | * |
| James E. Reed | 5,080 | * |
| Carl E. Williams | 2,493 | * |
| Crystal R. Williams | 549 | * |
| Directors and Executive Officers as a Group (20 persons) (d) | 1,043,321 | 20.2% |

* Represents less than one percent.

(a) FMR LLC's mailing address is 82 Devonshire Street, Boston, MA 02109-3605.

(b) Mr. Koonce's mailing address is 6550 Rock Spring Drive, Suite 600, Bethesda, Maryland 20817. The share amount reported for Mr. Koonce does not include 5,000 shares held by spouse.

(c) The share amount reported for Mr. Dacus does not include 250 shares held by spouse.

(d) The share amount reported above for Mr. Gauthier does not include 4,373 shares of VSE Stock, with subsequent vesting and issuance dates. Mr. Gauthier was awarded 5,831 shares on April 28, 2008, as an incentive to become our Chief Executive Officer and President. Subject to the term of Mr. Gauthier's Employment Agreement not having terminated, the Employment Agreement provides for vesting and issuance dates for the 4,373 shares as follows: 1,458 of the shares will be vested and issued to Mr. Gauthier on April 28, 2010, and the balance of the shares will be vested and issued to Mr. Gauthier on April 28, 2011. The initial 25% of the shares (1,458 shares) became vested and were issued to Mr. Gauthier on April 28, 2009.

*Section 16(a) Beneficial Ownership Reporting Compliance*

Section 16(a) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), requires VSE officers and directors and persons who own more than 10% of the VSE Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Such officers, directors and stockholders are required by SEC regulations to furnish us with copies of all such reports that they file. Based solely on a review of copies of reports filed with the SEC and written representations by certain officers and directors, we believe that all of our officers, directors and stockholders subject to the reporting requirements of Section 16(a) filed their reports on a timely basis during 2009, except for SEC Form 3s that were filed late on behalf of our executive officers Tina B. Bailey and William J. Jonas, reporting that Ms. Bailey and Mr. Jonas owned no VSE Stock. These Form 3s were filed with the SEC on January 19, 2010.

Proposal No. 1

## ELECTION OF DIRECTORS

*Nominees*

At the Annual Meeting, stockholders will elect, by a plurality of the votes cast, in person or by proxy, nine VSE directors, who will constitute the entire Board. Each nominee listed below is currently serving as a VSE director and was elected by the stockholders at the last annual meeting of stockholders. Each nominee elected as a director will serve until the next annual meeting of stockholders and until his or her successor is elected and qualified. If any nominee should become unable to serve for any reason, the proxies will be voted for such substitute nominee as shall be designated by the Board.

The nine nominees for election as VSE directors and certain information regarding them are as follows:

| Name and Principal Occupation | Age | Director since |
|---|---|---|
| **Ralph E. Eberhart**<br>General, U.S. Air Force (Ret.), formerly Commander-in-Chief, North American Aerospace Defense Command (NORAD) and U.S. Northern Command. General Eberhart retired from the Air Force in 2005 after 36 years of service. He was then appointed and continues to serve as President of the Armed Forces Benefit Association (AFBA) and as Chairman of its related enterprises: 5Star Bank, 5Star Life Insurance Company, AFBA 5Star Investment Management Company, and AFBA 5Star Fund, Inc. He is also a director of Rockwell Collins, Inc. | 63 | 2007 |

| Name and Principal Occupation | Age | Director since |
|---|---|---|
| **Donald M. Ervine**<br>VSE Chairman of the Board. Mr. Ervine served as the Company's Chairman and Chief Executive Officer from 1992, and as its President and Chief Operating Officer from 2002 through April 28, 2008. He served as Executive Chairman until March 31, 2009. He was also a director of Halifax Corporation until March 2010. | 73 | 1987 |
| **Maurice A. Gauthier**<br>VSE Chief Executive Officer, President and Chief Operating Officer from April 28, 2008 to the present. Mr. Gauthier retired in 1997 as a Navy Captain after a 28-year military career. Mr. Gauthier worked for VSE from October 1997 through February 1999 as Vice President and Director of Strategic Planning and Business Development, before joining the Nichols Research Corporation as President of its Navy Group. With the acquisition of Nichols Research Corporation by Computer Sciences Corporation (CSC) in 1999, Mr. Gauthier served as a CSC Vice President and General Manager until rejoining VSE in 2008. | 62 | 2009 |
| **Clifford M. Kendall**<br>Private Investor (for more than the past five years). Mr. Kendall is Chairman of the Board of Regents of the University System of Maryland. Mr. Kendall was one of the founders of Computer Data Systems, Inc., in 1968, and he served as its Chairman and Chief Executive Officer from 1970 to 1991 and as Chairman until December 1997. | 78 | 2001 |
| **Calvin S. Koonce**<br>Chairman, Koonce Securities, Inc., a securities broker/dealer firm (for more than the past five years). | 72 | 1992 |
| **James F. Lafond**<br>Retired executive and certified public accountant. From 1998 to 2002, Mr. Lafond was Washington Area Managing Partner, Pricewaterhouse-Coopers LLP. He previously served in various leadership positions at Coopers & Lybrand (1964 to 1998). He is also a director of WGL Holdings, Inc., Washington Gas Light Co., and various nonprofit and private entities. | 67 | 2003 |
| **David M. Osnos**<br>Of counsel (previously senior partner) at Arent Fox LLP, attorneys-at-law (for more than the past five years). He is also a director of EastGroup Properties, Inc. Mr. Osnos was also a director of Washington Real Estate Investment Trust until May of 2007. | 78 | 1968 |
| **Jimmy D. Ross**<br>General, U.S. Army (Ret.), formerly Commanding General, U.S. Army Materiel Command. He is also a director of Stanley, Inc. | 73 | 1994 |

| Name and Principal Occupation | Age | Director since |
|---|---|---|
| **Bonnie K. Wachtel**<br>Principal and Director, Wachtel & Co., Inc., brokers and underwriters (for more than the past five years). She is also a director of Information Analysis Incorporated and Integral Systems, Inc. She was also a director of Acies Corporation from May 2006 to July 2008. | 54 | 1991 |

*Board, Committees and Corporate Governance*

There are currently nine Board members. Except for Mr. Ervine and Mr. Gauthier who serve as our Non-Executive Chairman and Chief Executive Officer, respectively, all of our current directors are "independent" as defined by the applicable rules of The NASDAQ Stock Market, Inc. ("NASDAQ"). The independent directors regularly have the opportunity to meet without Mr. Ervine and Mr. Gauthier in attendance. During 2009, there were seven regular Board meetings, and no director attended less than 75% of the aggregate of (a) the total number of Board meetings (in person or by telephone) and (b) meetings of Board committees on which he or she served (during the period that he or she served). We do not have a specific policy regarding attendance at the annual stockholders meeting. All directors, however, are encouraged to attend if available, and we try to ensure that at least one independent director attends the annual stockholder meeting and is available to answer stockholder questions. All nine directors, including seven independent directors, attended our 2009 Annual Meeting.

Pursuant to a Transition Agreement between the Company and Mr. Ervine dated as of April 22, 2008, and amended as of December 31, 2008, the Board will, subject to applicable laws and regulations and the Board's fiduciary duties to the Company and its stockholders: (a) nominate Mr. Ervine to be elected as a VSE director by our stockholders at each meeting of our stockholders at which they will elect VSE directors and (b) if Mr. Ervine is then a VSE director, appoint and maintain Mr. Ervine as Chairman until at least the date of the first annual or other meeting of our stockholders in 2010 at which they will elect VSE directors.

The Board has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee, and a Planning and Finance Committee. The current charters for each of the Committees are available on our Internet site, www.vsecorp.com. The members of the Board committees, as of the date of this Proxy Statement, are identified in the following table.

**Board Committees and Membership, 2009-2010**

| Director | Audit Committee | Compensation Committee | Nominating and Corporate Governance Committee | Planning and Finance Committee |
|---|---|---|---|---|
| Ralph E. Eberhart | | X | X | X |
| Donald M. Ervine | | | | Chair |
| Maurice A. Gauthier | | | | X |
| Clifford M. Kendall | X | X | Chair | X |
| Calvin S. Koonce | | X | X | X |
| James F. Lafond | Chair | | X | X |
| David M. Osnos | | | | X |
| Jimmy D. Ross | | Chair | X | X |
| Bonnie K. Wachtel | X | | X | X |

The Board has overall responsibility for oversight of our risk management plans, policies and practices. Each Committee is responsible for the oversight of certain risks associated with its respective activities as discussed below, and the charters of each Committee have been revised to reflect these risk oversight responsibilities. Management is currently developing a formal Risk Management Policy for approval by the Board.

*Audit Committee*. The primary purpose of the Audit Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee also reviews our guidelines and policies with respect to risk assessment and risk management, specifically our risk exposures in the areas of independent audit, financial reporting, internal controls and disclosure controls, and internal audit, and evaluating the action management has taken to identify, monitor and control such exposures.

All of the Audit Committee members during the past fiscal year were independent in accordance with applicable rules of the SEC and NASDAQ. Each member is able to read and understand fundamental financial statements, including our consolidated balance sheet and consolidated statements of income, stockholders' equity and cash flow. The Board has determined that Mr. Lafond is an "audit committee financial expert" as defined in Regulation S-K Item 407(d)(5). During 2009, the Audit Committee met seven times.

*Compensation Committee*. The primary purpose of the Compensation Committee is to oversee VSE's compensation structure, to review and provide guidance to the Board regarding the compensation of VSE's officers and directors, including the compensation of the Chief Executive Officer and other executive officers, to review and provide guidance regarding employment agreements, to administer certain compensation plans, including stock option, restricted stock and deferred compensation plans, and to perform such other duties and responsibilities as are consistent with the committee's charter. The Compensation Committee reviews our guidelines and policies with respect to risk assessment and risk management, specifically our risk exposures related to compensation of the board of directors, executives and management; and risk exposures related to the administration of our performance incentive and employee benefit plans, and evaluates the steps management has taken to identify, monitor and control such exposures. Each of the committee members is independent in accordance with applicable NASDAQ rules. The Compensation Committee met three times during 2009.

Matters recommended by the Compensation Committee, and any delegation of its authority, are subject to approval by the Board; if such approval is not received, the Compensation Committee will reconsider the recommendation or proposed delegation. The Compensation Committee has the authority to retain outside counsel or other experts or consultants as needed. Additional information on the role and responsibilities of the Compensation Committee is provided under the heading "Compensation Discussion and Analysis," below.

*Nominating and Corporate Governance Committee*. The primary purpose of the Nominating and Corporate Governance Committee is to make recommendations to the Board with respect to nominees to be proposed for election as directors and with corporate policies regarding, among other things, business conduct, securities trading, indemnification of VSE officers and directors, and conflicts of interest involving VSE officers, directors and employees. The Committee also reviews our guidelines and policies with respect to risk assessment and risk management, specifically our risk exposures in the areas of corporate governance, compliance and ethics, as well as succession planning for senior management, and the action management has taken to identify monitor and control such exposures.

Each of the committee members is independent in accordance with applicable NASDAQ rules. During 2009, the Nominating and Corporate Governance Committee met two times.

*Planning and Finance Committee*. The primary purpose of the Planning and Finance Committee is to consider and make recommendations to the Board regarding (a) strategic planning, acquisitions, mergers, and succession planning, (b) capitalization and long-term funding requirements, and (c) proposals concerning the financial policies and substantive financial transactions of the Company. The Planning and Finance Committee also reviews our guidelines and policies with respect to risk assessment and management, specifically our exposure to operational risks, and evaluates the steps management has taken to monitor and control such exposures. During 2009, the Planning and Finance Committee met two times.

*Director Nominations and Qualifications*. Stockholders may recommend persons to be nominated for election as directors of VSE at the annual meeting of stockholders. To be considered, such recommendation must be submitted in accordance with VSE's by-laws and must be received in writing by VSE's Corporate Secretary no later than 90 days before the date in the current year that corresponds to the date on which the annual meeting was held during the immediate prior year. (Nominations for the year 2011-2012 should be received by the Corporate Secretary no later than February 3, 2011.) Such recommendation shall be accompanied by the proposing stockholder's name, evidence that such stockholder is a beneficial owner of VSE Stock, and the candidate's name, biographical data and qualifications.

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted stockholder nominations for candidates for Board membership as described below. In evaluating such nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria discussed below.

Under these criteria for Board nominations, Board members should have the highest professional and personal ethics and values, consistent with longstanding VSE values and standards. As a group, the Board should have diverse and broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all stockholders. While we do not have a formal policy regarding diversity of Board nominees or a formal definition of "diversity," the Nominating & Corporate Governance Committee has recently discussed diversity considerations of potential Board nominees within the context of Board succession planning. Factors discussed as relevant to the selection of Board nominees may include nature and length of business experience, including experience in business areas related to our potential growth areas, race, gender, age and factors that promote alignment of the Board with the interests of stockholders.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Such Committee periodically assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee and may be considered at any point during the year. As described above, the Nominating and Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations will be aggregated and considered by the Nominating and Corporate Governance Committee at a regularly scheduled meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating and Corporate Governance Committee. Such Committee also will review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. The Committee has not in the past retained any third party to assist in identifying nominees for Board membership.

The traits identified with respect to the current director nominees as qualifications to serve on the Board include:

| | |
|---|---|
| Gen. Eberhart | • Experience as Chairman and President of the Armed Forces Benefit Association provides insight into challenges associated with managing complex organizations and holding management accountable for company performance.<br>• Expertise in the defense industry due to 36 years of experience in the U.S. Air Force and senior positions in the U.S. military, including assignment as Commander-in-Chief North American Aerospace Defense Command and U.S. Northern Command. |
| Mr. Ervine | • Familiarity with the strategy and operations of VSE due to 16 years as VSE's Chief Executive Officer and 18 years as a Board member.<br>• Experience in managing complex operations due to positions as head of Fleet Support for the Naval Supply Systems Command and head of a unit of the Naval Sea Systems Command; responsible for the management of an $800 million annual procurement budget and logistics plans and policies. |
| Mr. Gauthier | • Chief Executive Officer of VSE; experience as Vice President and General Manager of Computer Sciences Corporation provides insight into challenges associated with managing complex organizations and with holding management accountable for performance.<br>• Familiarity with core customer due to 28 years as an officer in the United States Navy. |
| Mr. Kendall | • Expertise in public company accounting, disclosure and financial system management due to roles as Chairman and Chief Executive Officer of Computer Data Systems from 1970-1991 and Chairman until 1997.<br>• Experience as a private investor provides insight into the enhancement of stockholder value. |
| Mr. Koonce | • Experience as President of Koonce Securities, Inc., a registered securities broker-dealer provides insight into the enhancement of stockholder value.<br>• Familiarity with the core strategy and operations of VSE due to 18 years as a Board member. |
| Mr. Lafond | • Experienced in business management, public company accounting, financial disclosure and financial systems oversight gained from his experience as Area Managing Partner for Greater Washington at PricewaterhouseCoopers (PwC).<br>• Expertise in risk management processes given his experience as Area Managing Partner for PwC and serving as an engagement partner for entities of all types including manufacturing companies and financial institutions. |
| Mr. Osnos | • Familiarity with the strategy and operations of VSE due to 42 years as a Board member.<br>• More than 50 years of legal practice in securities, real estate and tax and provides corporate legal knowledge and expertise in the negotiation, documentation and closing of corporate transactions. |
| Gen. Ross | • Expertise in the defense industry due to senior positions in the U.S. military, including Commanding General, U.S. Army Materiel Command.<br>• Familiarity with the acquisition requirements of core customer due to experience as senior logistics consultant and executive officer of Cypress International, Inc., a defense business development consulting firm. |

| | |
|---|---|
| Ms. Wachtel | • Experience as Supervisory Control Principal and Director of Wachtel & Co., Inc. provides management experience in financial systems, people and processes.<br>• Service on the Listing Qualifications Panel of NASDAQ and holding of Chartered Financial Analyst certification provides expertise in the functioning of capital markets and insight into the enhancement of stockholder value. |

*Leadership Structure*

The positions of Chairman and Chief Executive Officer ("CEO") currently are separated at VSE Corporation. The Board believes that this structure best serves the Company's needs at this time. Prior to the 2008 retirement of our Chairman from his position as CEO, the positions were combined. Currently, the Board believes that its existing structure effectively maintains independent oversight of management. The Board periodically reviews and considers whether the positions of Chairman and CEO should be combined or separated as part of its regular review of the effectiveness of our governance structure.

*Lead Independent Director*

The Board has established the position of Lead Independent Director. The Lead Independent Director assists the Chairman and the other Board members in assuring effective corporate governance. Mr. Osnos has served as Lead Independent Director since March 2007.

*Services of Compensation Consultant*

During 2008 the Committee interviewed three experienced compensation consultants and advisory firms. In the Committee's judgment, at this time it will be better served to utilize (a) the compensation and best practices information provided by the Equilar database, (b) other compensation survey data related to specific compensation questions, analyses and recommendations, and (c) the use of outside consultants on an as required basis, than to retain an outside compensation consultant and advisory firm. The Compensation Committee periodically considers whether or not to retain a compensation consultant as part of its regular review of executive compensation policies and practices.

*Communications with the Board*

Individuals may communicate with the Board by submitting an e-mail to the VSE Board at *board@vsecorp.com.* All directors have access to this e-mail address. Communications that are intended specifically for non-employee directors should be sent to the e-mail address above to the attention of the Lead Independent Director or Corporate Secretary. Communications to the Board by mail can be addressed to The Board of Directors or a particular Board member c/o VSE Corporation, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499.

*Code of Business Conduct and Ethics*

The Board has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees. The Code is posted on VSE's Internet website *www.vsecorp.com*. VSE intends to satisfy the disclosure requirements under Item 5.05 of Exchange Act Form 8-K regarding any waiver or amendment of the Code with respect to VSE's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such required information on VSE's Internet website.

*Compensation of Directors*

Please refer to "Compensation Discussion and Analysis—Director Compensation" and associated director compensation table, notes, and narrative contained elsewhere in this Proxy Statement.

*Certain Relationships and Related Transactions*

On June 4, 2007, VSE acquired Integrated Concepts and Research Corporation ("ICRC") from (a) Koniag Development Corporation ("KDC"), which owned 80% of ICRC's capital stock, and (b) the Nancy Ellen Lexo Living Trust (the "Trust"), which owned 20% of ICRC's capital stock, for approximately $11.65 million. Up to an additional $5.815 million in purchase price will be payable by VSE to KDC and the Trust, on a pro rata basis, if ICRC achieves certain revenues during an approximate six-year period after the closing, as provided in the purchase agreement among VSE, KDC, the Trust, James W. Lexo, Jr. ("Mr. Lexo"), ICRC and Koniag, Inc. Mr. Lexo is the sole trustee of the Trust and the beneficiaries of the Trust are Mr. Lexo and his adult children. In 2009 and 2008 VSE paid the Trust approximately $324,785 and $111,352, respectively, as additional purchase price as stated above, and in 2010 we expect to pay the Trust approximately $89,006 as additional purchase price, as stated above.

As part of VSE's acquisition of ICRC, ICRC's chief executive officer, Mr. Lexo and VSE entered into an employment agreement under which Mr. Lexo served as a VSE executive vice president for strategic planning and business initiatives and ICRC's chief executive officer. The current term of the employment agreement will expire on December 31, 2010, subject to automatic extensions for successive one-year periods unless notice to terminate is given by VSE or Mr. Lexo at least 60 days prior to the expiration of the then current term. The employment agreement also provides Mr. Lexo with "change of control" benefits and other benefits generally provided to VSE officers. From June 4, 2007 to December 31, 2009, Mr. Lexo served as chief executive officer of ICRC. As of December 31, 2009, Mr. Lexo relinquished his role as chief executive officer of ICRC and assumed the additional role of VSE's Chief Administrative Officer.

There is no family relationship between any director or executive officer of VSE and any other director or executive officer of VSE.

Please refer to "Compensation Discussion and Analysis—Narrative to Summary Compensation Table" for information on VSE's Transition Agreement with Mr. Ervine, VSE's Employment Agreement with Mr. Gauthier and to "Compensation Discussion and Analysis—Compensation Committee Interlocks and Insider Participation" for additional information about directors and nominees for director.

Pursuant to the Company's policies, including Code of Business Conduct and Ethics for the directors, officers and employees of VSE Corporation, each of the above-referenced relationships and related transactions was subject to the prior consideration and approval of the Board, including a majority vote of the disinterested directors.

VSE and the trustees of VSE's employee benefit plans have in the past effected certain of their transactions in VSE Stock through Wachtel & Co., Inc., of which Ms. Wachtel is a director, officer and stockholder, and through Koonce Securities, Inc., which is wholly owned by Mr. Koonce. During 2009 VSE benefit plans did not perform any transactions with respect to VSE Stock through Wachtel & Co., Inc., nor with Koonce Securities, Inc.

Mr. Osnos is of counsel at the law firm of Arent Fox LLP, which has represented and is expected to continue to represent VSE on various legal matters.

**The Board unanimously recommends that stockholders vote "for" the election of each of the nine persons nominated to serve as a director of VSE for the ensuing year.**

Proposal No. 2

## APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Based on the recommendation of its Audit Committee, the Board has appointed the firm of Ernst & Young LLP to be VSE's independent registered public accounting firm for the year ending December 31, 2010, and recommends to stockholders that they vote for ratification of that appointment. Although not required to do so, the Board has determined that it would be desirable to request stockholders' approval of this appointment. The ratification of the appointment of VSE's independent auditors will require the affirmative vote by the holders of a majority of the outstanding Stock present in person or represented by proxy at the Annual Meeting. If such approval is not received, the Board will reconsider the appointment.

In 2009 and 2008, Ernst & Young LLP services included an audit of VSE's consolidated financial statements and reviews of the consolidated financial statements included in VSE's Form 10-Qs filed with the SEC for each of the quarters ended March 31, June 30, and September 30. Ernst & Young LLP services also included an audit of the effectiveness of our internal controls over financial reporting as of December 31, 2009 and December 31, 2008.

Ernst & Young LLP's fees for professional services rendered for the years ended December 31, 2009 and December 31, 2008, were as follows:

| | 2009 | 2008 |
|---|---|---|
| Audit fees (1) | $ 761,936 | $ 836,519 |
| Audit-related fees (2) | - | 16,900 |
| Tax fees (3) | 57,000 | 17,960 |

(1) Includes fees and expenses related to the annual audits and to interim reviews, notwithstanding when the fees and expenses were billed.

(2) Includes fees and expenses for services rendered from January through December of the fiscal year, notwithstanding when the fees and expenses were billed. The 2008 amount represents fees associated with VSE's acquisition of G&B Solutions, Inc. of $16,900.

(3) Includes fees and expenses for tax compliance and advisory services.

The Audit Committee approves in advance all audit and non-audit services provided by the independent auditors prior to their engagement with respect to such services. The Audit Committee has delegated to the Committee's chairman the authority to pre-approve additional audit-related and non-audit services not prohibited by law to be performed by VSE's independent auditors and associated fees up to a maximum for any one non-audit service equal to the lesser of $30,000 or 25% of the audit fees for VSE's most recent completed fiscal year, provided that the Audit Committee's chairman shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting. The Audit Committee approved in advance all of the audit and non-audit services provided by the independent auditors in 2009 and 2008.

A representative of Ernst & Young LLP is expected to attend the Annual Meeting, will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

**The Board unanimously recommends that stockholders vote "for" the proposal to ratify the appointment of Ernst & Young LLP to serve as VSE's independent registered public accounting firm for the year ending December 31, 2010.**

## AUDIT COMMITTEE REPORT

The Audit Committee is composed of three non-employee directors (Messrs. Lafond and Kendall and Ms. Wachtel), each of whom is considered an "independent" director for the purposes of the applicable rules of NASDAQ and the SEC. The Audit Committee's responsibilities are set forth in its charter, a copy of which is available on VSE's Internet site, www.vsecorp.com. The Board and the Audit Committee believe that the Audit Committee members are and were at the time of the actions described in this report "independent" directors as independence is defined by NASDAQ Rule 4200(a)(15).

The Audit Committee has implemented the requirements of the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of The NASDAQ Stock Market, Inc. with respect to the responsibilities of audit committees of public companies. Among other matters, the Audit Committee reviews procedures on internal control over financial reporting with management and with the Company's independent registered public accounting firm, and it discussed with the independent registered public accounting firm the adequacy of the Company's internal controls and the overall scope and specific plans for their audit.

The Audit Committee has reviewed and discussed with management VSE's audited consolidated financial statements as of and for the year ended December 31, 2009, and has discussed with VSE's independent registered accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and has discussed with the auditors the auditors' independence and considered whether the provision of non-audit services by the auditors is compatible with maintaining their independence.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board that the above referenced consolidated financial statements be included in VSE's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

*Audit Committee:* James F. Lafond, Chairman
Clifford M. Kendall
Bonnie K. Wachtel

## COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis that follows and has discussed its contents with VSE management. Based on the review and discussions, the Committee has recommended to the Board that this Compensation Discussion and Analysis be included in the Proxy Statement.

*Compensation Committee:* Jimmy D. Ross, Chairman
Ralph E. Eberhart
Clifford M. Kendall
Calvin S. Koonce

## COMPENSATION DISCUSSION AND ANALYSIS

### Overview of Compensation Program, Philosophy, and Objectives

Under the supervision of the Compensation Committee of the Board (the "Committee"), VSE has established compensation policies designed to attract and retain highly qualified executives and to link total compensation to corporate goals and performance. The key elements of VSE executive compensation are base salary, a performance bonus incentive plan, and a long-term incentive plan.

The Committee oversees VSE's compensation structure. The Committee reviews and approves the compensation of all Named Executive Officers. Named Executive Officers ("NEOs") consist of our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the three next most highly compensated executives as of December 31, 2009. The Committee reviews employment agreements, administers company-wide compensation plans including restricted stock, deferred compensation plans and stock options under a recently expired plan. The Committee provides recommendations to the Board regarding director compensation and performs such other duties and responsibilities as are consistent with its charter. If approval is not received, the Committee will reconsider the action.

Under the Committee's supervision, we seek to maintain a compensation structure that is competitive and performance-based. "Competitive" means salaries and benefits structured to attract and retain the executives and other employees we require to build a superior management team, while maintaining labor rates that permit us to compete effectively in the markets we serve. We measure our competitiveness by comparing our prices for services against competitor prices and by monitoring our ability to recruit and retain highly qualified employees available in our chosen markets. "Performance-based" means structuring the total compensation of our executive management team such that about two-thirds of potential executive compensation, including the total compensation for each of our NEOs, depends on exceeding pre-established targets for annual growth, including annual targets for operating profits and return on beginning stockholders' equity.

The language of the March 24, 2009 proxy statement addressing total compensation is straightforward: "so that total compensation levels can meet or exceed the upper end of the peer group." This language establishes a precept directing the Committee to seek parity or better in comparison to the total compensation of those executives holding comparable positions with our key competitors. The "or better" intent reflects our strategic goal of recruiting, developing and retaining top level executives. This approach is an essential element of our "retention for succession" strategy. Our approach emphasizes investment in and development of high performing internal candidates for career development and advancement. This approach has been chosen to produce a stronger management team over time than market driven attrition addressed by external recruitment.

The correlation between superior performance and top performers is compelling as well. Our recent significant growth has compelled us to routinely compete against much larger companies in our chosen markets for both new work and executive talent required to prevail and succeed in those markets. We believe that an analysis of proxy data provided by Equilar has disclosed no publicly held peers of our size or who have paced our recent growth. However, the executives at larger peer competitor companies are compensated for leading larger organizations of similar complexity with larger staffs. The total compensation of these competitor executives, including base salary, is significantly greater than that of their VSE executive peers largely due to scale (revenue and headcount). We compensate our equivalent executives in a parametric relationship with the compensation for executives at larger peer companies, taking into account the relative rate of change for factors such as revenue, headcount and net income at equivalent divisions. In considering our executive compensation, the ability to compete for new work and executive talent in this environment is an important consideration.

Peer competitor total compensation serves as only one of several factors in establishing the total compensation of our executives. These considerations compel the Committee to make subjective total compensation recommendations while incorporating other relevant factors such as rate of growth, client satisfaction and financial performance. Using subjectively assigned total compensation as the point of peer competitor comparison, the next step is to factor our competitive short term and long term performance incentives into the total compensation equation. Total compensation less the potential total value of VSE's short-term and long-term incentive compensation produces the recommended base salaries.

Using commercially available executive compensation surveys, we also measure our compensation program against the executive compensation reported for those companies, public and private, against whom we must compete for new work and executive talent. One of our top goals is to ensure our compensation structure enables us to attract and retain a superior management team. With a superior management team, we expect to provide consistently superior results.

**Role of Executive Officers in Compensation Decisions**

At the end of the fiscal year, the Committee meets in executive session to review the performance and compensation of our CEO. The Committee also reviews and approves the compensation of all other NEOs based on recommendations submitted by the CEO. The Committee can exercise its discretion in approving, disapproving or modifying any recommended salary adjustments or proposed awards to executive officers.

In submitting recommendations to the Committee with respect to the compensation of our other NEOs, the CEO evaluates the performance and recommends salary adjustments, bonuses, benefit plan participation, and all other elements of compensation affecting the NEOs. The Committee reviews all proposed NEO salary adjustments in December of each year.

**Review of Executive Compensation**

In making executive compensation decisions in 2009, 2008 and 2007, the Committee measured each element of total compensation against a series of peer groups. These peer groups consisted of publicly traded companies that the Committee viewed as substantially representative based upon industry group, market capitalization, revenues, number of employees, and profit margins.

Over the period from 2007 to 2009, VSE's strong growth out-paced the series of peer groups in prior years and at the end of 2009, VSE was at the top of the 2009 peer group. The 2009 peer group met the targeted attributes of being publicly traded with comparable market capitalization, revenues, and profit margins. Drawing largely from the prior peer group, the Committee considered nine peer companies in 2009 meeting these criteria. While not formally adopting a revised peer group, the Committee used the following companies for executive compensation comparables:

| | |
|---|---|
| Comsys IT Partners, Inc. | ENGlobal Corporation |
| CPI International, Inc. | Hawk Corporation |
| DXP Enterprises, Inc. | Sparton Corporation |
| Furmanite Corporation | Todd Shipyards Corporation |
| Astronics Corporation | |

However, none of these companies were competitors in our markets for both new work and executive talent. While the Committee also compared us against industry leaders such as CACI and ManTech, our management, at the Committee's direction, is developing a new peer group for 2010 that is expected to give greater weight to those against whom we compete for new work and executive talent.

The 2009 proxy statement filed on March 24, 2009 also expressed the Committee's precept for maintaining base salary target levels at the lower end of peer group level (25% to 50%), coupled with a performance-based incentive compensation plan so that total compensation levels can meet or exceed the upper end of the peer group. The 2009 proxy statement also expressed the Committee's intent to update the peer group based on VSE's recent growth; and to address the wage compression issue. Other information considered by the Committee in completing its 2009 reviews included industry peer group data developed by the staff, purchased third-party industry survey data, and commercially available survey data on director compensation.

**Executive Compensation Components**

For 2009, 2008 and 2007, the principal components of compensation for VSE executive officers were a) base salary, b) performance-based monetary incentive compensation, c) long-term incentive compensation consisting of Deferred Supplemental Compensation and Restricted Stock, and d) retirement and other benefits generally available to all employees.

The Committee's executive compensation philosophy is that about two-thirds of potential executive compensation, including the total compensation for each of our NEOs, should be based on exceeding pre-established targets for annual growth, including annual targets for operating profits and returns on beginning stockholders' equity.

However, based on the compensation philosophy and objectives discussed above, the Committee intends that the majority of total compensation for NEOs should be at risk and subject to incentives based on achieving defined short- and long-term performance-based goals.

For the three-year period ended December 31, 2009, the percentages of total compensation of each component of NEO compensation were approximately as follows (please refer to the Summary Compensation Table below for detailed amounts):

## Aggregate Percentages of Executive Compensation Components, 2007-2009

| NEO Compensation Component | Aggregate Percentage 2007 - 2009 |
|---|---|
| Base salaries | 35% |
| Performance-based monetary incentive compensation | 34% |
| Long-term incentive compensation (1) | 30% |
| Other (2) | 1% |

(1) Consists of Deferred Supplemental Compensation Plan (DSC Plan) and Restricted Stock

(2) Consists of 401(k) Match

Based on this schedule, for the three-year period ended December 31, 2009, approximately 64% of executive compensation (performance-based monetary incentive compensation and long-term incentive compensation) was at risk and subject to incentives based on achieving performance-based goals.

### *Base Salary*

We provide NEOs and other employees with base salary to compensate them for services rendered during the fiscal year. After discussion this year, the Committee concluded that adjustments based on cost of living indexes were inappropriate for executive management. The Board approved 2010 salary increases representing a combination of 2009 Peer Group adjustments and merit based increases, with total compensation serving as the basis for peer comparisons.

The Committee approved base salary increases for NEOs as follows:

- for 2010—Mr. Gauthier ($85,000), Mr. Loftus ($35,000), Mr. Dacus ($9,400), and Mr. Hamerly ($8,000);
- for 2009—Mr. Loftus ($28,000), Mr. Lexo ($31,000), Mr. Dacus ($14,000), and Mr. Hamerly ($24,000);
- for 2008—Mr. Loftus ($6,000), Mr. Dacus ($3,000) and Mr. Hamerly ($10,000).

## Base Salaries of Named Executive Officers, 2008 – 2010

| Named Executive Officer | 2008 | 2009 | 2010 |
|---|---|---|---|
| **Maurice A. Gauthier** | $415,000 | 415,000 | 500,000 |
| **Thomas R. Loftus** | 197,000 | 225,000 | 260,000 |
| **Thomas G. Dacus** | 221,000 | 235,000 | 244,420 |
| **James W. Lexo** | 194,000 | 225,000 | 225,000 |
| **Michael E. Hamerly** | 176,000 | 200,000 | 208,019 |

### *Performance-Based Monetary Incentive Compensation*

The Committee approved a performance bonus plan based on achieving annual financial results in excess of financial thresholds established by the Committee at the beginning of each year and submitted to the Board for its approval. The goals consist principally of operating income targets for operating group executives, and return on beginning stockholders' equity for corporate staff, corporate officers, and corporate executives, including the CEO and the CFO (return on beginning stockholders' equity as calculated by dividing net income for the year by total stockholders' equity at the beginning of the year). To participate in the bonus program, an executive must be an employee during the fiscal year that the bonus payment is earned and at the time the payment is distributed. During 2009 the pool thresholds were established as follows:

- The bonus pool for operations is determined by a percentage of pretax income formula based on a return on beginning VSE stockholder equity at a 12% threshold. Individual operating group executives' bonuses are capped at 100% of salary.

- The bonus pool for corporate staff, corporate officers, and corporate executives is determined as a percentage of salary based on VSE's return on equity at a 12% threshold. Individual administrative bonuses are capped at 15% of salary for corporate staff, 65% of salary for corporate officers, and 100% of salary for corporate executives, including the CEO and the CFO.

Our bonus pool for operations personnel as well as corporate staff, officers and executives is developed by the increase in return on beginning stockholders' equity (ROE). An ROE of less than 12% results in no performance bonus for operations personnel or the corporate staff, officers or executives. As ROE equals or increases above the 12% threshold, the bonus pool is created. The bonus pool will continue to increase as long as ROE (net of all compensation costs) increases. At year end, the Compensation Committee exercises its discretion in how much of the pool to allocate to both operations personnel and corporate staff based in part upon executive management's recommendation and our overall performance.

Performance bonuses for NEOs, including the CEO and the CFO, range from 2% of base salary for achieving a return on equity of 12% to 100% of base salary for achieving a return on equity of 27% or higher for the years 2007 through 2010.

For 2009, 2008 and 2007, VSE achieved annual returns on beginning shareholder equity (net income) of approximately 32% ($24.0 million), 34% ($19.0 million) and 37% ($14.0 million), respectively, and the Committee approved aggregate annual performance bonuses under the plan of about $10.6 million, $8.5 million and $6.5 million, respectively. The performance bonuses for 2009 were paid to about 571 employees, including approximately $1.3 million paid to the NEOs under the plan. Amounts paid to NEOs under the performance bonus plan are reported in the Summary Compensation Table below under the heading "Non-equity Incentive Plan Compensation."

***Long-Term Incentive Compensation***

*Deferred Supplemental Compensation*

VSE has a non-qualified, non-contributory Deferred Supplemental Compensation Plan for all VSE corporate officers, including NEOs. The plan provides, at the Board's discretion, for an annual contribution to the plan not to exceed 12% of VSE's consolidated net income for the year. Each officer's allocation from the annual contribution bears the same percentage of the annual contribution as that officer's salary bears to total annual officer salaries.

- For 2009 an annual contribution of 8% of VSE's consolidated net income (approximately $1.9 million) was authorized and allocated to 34 participant accounts, including about $463,000 allocated to accounts for the NEOs.

- For 2008 an annual contribution of 8% of VSE's consolidated net income (approximately $1.5 million) was authorized and allocated to 39 participant accounts, including about $404,000 allocated to accounts for the NEOs.

- For 2007 an annual contribution of 8% of VSE's consolidated net income (approximately $1.1 million) was authorized and allocated to 33 participant accounts, including about $285,000 allocated to accounts for the NEOs.

The plan was amended in 2008 to comply with the nonqualified deferred compensation provisions of Section 409A of the Internal Revenue Code of 1986, as amended. Benefits are payable to participants on retirement or resignation, subject to a vesting schedule, two-year non-competition agreement and other plan provisions, or in the event of a change of control of VSE. The Board believes the vesting schedule and completion of the non-competition agreement prior to receiving a distribution encourage executive retention. Amounts contributed to the plan on behalf of the NEOs are included in the Summary Compensation Table under the heading "All Other Compensation."

*Restricted Stock*

The Board believes that compensating executives with restricted VSE Stock, rather than stock options, is a more appropriate and effective form of equity-based compensation. The use of restricted stock is intended to foster a long-term focus on our operational and financial performance and to provide our executives with a means to establish an equity stake in the Company that will, in turn, align their interests with those of our stockholders. In addition, the vesting provisions and other restrictions on sale of the equity awards encourage executive retention.

Our 2006 Restricted Stock Plan ("RSP") was approved by our Board and stockholders in 2006. During 2006 the Committee engaged PricewaterhouseCoopers to provide consulting services with respect to designing procedures for making performance-based awards under our RSP, and in December 2006, the Committee adopted written procedures for making these awards. Awards made under the RSP are subject to Committee authorization based on audited financial results, including total compensation costs, competitiveness of total executive compensation and other factors determined by the Committee and Board.

In general, a dollar-denominated award equal to a percentage of a participant's base salary can be earned under the RSP based on the level of achievement with respect to return on beginning stockholders' equity for the prior fiscal year. The awards range from 2.5% of base salary for a 12% return on equity to 60% of base salary for a return on equity of 25% or higher. The awards are subject to a two-year vesting schedule: one-third of the award vests after completion of our annual financial audit and one-third on each of the next two anniversaries of such initial vesting date, subject to continued employment with the Company. As each third of the dollar-denominated award vests, the award is converted into restricted VSE Stock based on the fair market value (closing market price) of VSE Stock at the date of conversion. The restricted stock is subject to a two-year holding period and to other restrictions on sale.

The Committee may, in its sole discretion, reduce or totally eliminate an award to the extent it determines that such reduction or elimination is appropriate under facts and circumstances the Committee deems relevant.

For 2009, 2008 and 2007, the first three years of full operation of the RSP, VSE's annual return on beginning stockholders' equity was approximately 32%, 34% and 37%, respectively, and the NEOs were awarded restricted stock under the RSP equal to 60% of their base salary for each year, subject to vesting and other restrictions. For 2010, the Committee recommended, and the Board approved, Mr. Gauthier for an award of restricted stock equal to up to 70% of his salary as opposed to the 60% threshold for our other executives. Amounts paid to the NEOs are reported in the Summary Compensation Table below under the heading "Stock Awards."

*Stock Options*

In prior years, VSE executives and other officers received, in addition to cash, equity-based compensation for their services to VSE. The equity compensation was provided in the form of options to purchase VSE Stock granted under VSE's 2004 Stock Option Plan approved by stockholders in May 2004, and substantially similar predecessor plans for prior years. In December 2005, the Board discontinued awarding options to purchase VSE Stock. Options outstanding as of December 30, 2005, were not affected by this Board action. All such stock options have been exercised as of December 31, 2009.

***Retirement and Other Employee Benefits***

All VSE corporate officers are entitled to participate in Company fringe benefit programs, including the VSE Employee 401(k) Plan, which is an Internal Revenue Service qualified plan available to all eligible employees.

During 2009, 2008 and 2007 VSE paid a 401(k) matching contribution equal to 100% of the employee deferral on the first 3% of the employee pay deferred and 50% of the employee deferral on the next 2% of the employee pay deferred, with all such contributions fully vested when made.

Amounts contributed to the VSE 401(k) Plan on behalf of the NEOs are included in the Summary Compensation Table under the heading "All Other Compensation."

***Perquisites and Other Personal Benefits***

VSE does not provide any of its executives, including the NEOs, with perquisites or other personal benefits having a total annual value in excess of $10,000. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the NEOs.

**Compensation of Non-Executive Chairman**

The compensation of our Non-Executive Chairman was negotiated with our Lead Independent Director and approved by the Board. Pursuant to an agreement dated as of April 22, 2008, and as amended as of December 31, 2008, between VSE and Mr. Ervine (the "Transition Agreement"), Mr. Ervine, effective as of April 28, 2008, resigned as VSE's CEO, President and Chief Operating Officer and agreed to serve as Executive Chairman of the Board until March 31, 2009, followed by service as Non-Executive Chairman of the Board for a period of two years from April 1, 2009 through March 31, 2011. On the occasion of his resignation as CEO, President and Chief Operating Officer and in recognition of his 25 years of loyal and dedicated service to VSE and its stockholders, the Board awarded Mr. Ervine a grant of 4,374 shares of VSE Stock pursuant to VSE's Restricted Stock Plan (4,374 shares of VSE Stock at the April 21, 2008, closing price of $34.30 represented an award of approximately $150,000).

During his term of service as Executive Chairman of the Board, which ended on March 31, 2009, Mr. Ervine continued (a) as an officer and employee of VSE and was paid his current base salary of $360,000 per annum and (b) as a participant in all VSE fringe and compensation benefit programs, including the performance bonus plan, Deferred Supplemental Compensation Plan and RSP. During his two-year term of service as Non-Executive Chairman of the Board, which began on April 1, 2009, Mr. Ervine will be paid a consulting fee at the base rate of $216,000 per annum, and he will be eligible for an annual performance incentive bonus not to exceed $216,000 if VSE achieves certain annual return on equity (ROE) target percentages for the year ended December 31, 2010 and if the Board approves the bonus. The Board approved the bonus payment of $216,000 to Mr. Ervine as a performance bonus for the year ended December 31, 2009.

The December 31, 2008 amendment to the Transition Agreement also provides that Mr. Ervine will participate in the RSP on a pro rata basis (being one fourth of the restricted stock award that Mr. Ervine would have otherwise been entitled had he been a participant for the entire fiscal year), for restricted stock awards in respect of VSE's fiscal year ended December 31, 2009. Mr. Ervine's participation in the RSP will not be adversely affected by Mr. Ervine not being a VSE employee after March 31, 2009.

**Compensation of CEO**

The compensation of our CEO is reviewed by the Compensation Committee and is approved by the Board. Pursuant to an agreement dated as of April 22, 2008 between VSE and Mr. Gauthier (the "Employment Agreement"), Mr. Gauthier serves as CEO, President and Chief Operating Officer at a base salary of $500,000 per annum during 2010 as the Compensation Committee recommended and the Board approved. In addition, the Board approved Mr. Gauthier for an award of restricted stock for 2010 up to 70% of his salary. Mr. Gauthier is employed for a term ending on April 28, 2010, subject to automatic extensions for successive one-year periods unless notice not to renew is given by VSE or Mr. Gauthier at least 60 days prior to the expiration of the term or any such one-year extension of the term. Mr. Gauthier also is eligible to receive an annual performance bonus each year as determined by the Board under our performance bonus program. As an incentive to become our CEO, President and Chief Operating Officer, Mr. Gauthier received a cash bonus of $25,000 and a grant of 5,831 shares of VSE Stock, with subsequent vesting and issue dates, subject to Mr. Gauthier's employment not having been terminated, as follows: 25% of the shares vested and were issued to Mr. Gauthier on April 28, 2009; 25% of the shares will vest and be issued to Mr. Gauthier on April 28, 2010, and the remaining 50% of the shares will vest and be issued to Mr. Gauthier on April 28, 2011 (5,831 shares of VSE Stock at the April 21, 2008, closing price of $34.30 represented an award of approximately $200,000.)

Mr. Gauthier's employment may be terminated by the Board for willful and gross misconduct, and his employment will also be terminated in the case of death or disability. If Mr. Gauthier's employment is terminated because of death or disability, he or his beneficiary, as the case may be, will be paid his annual base salary then in effect for one full year from the date of death or disability.

If Mr. Gauthier's employment is terminated without cause before April 28, 2010, Mr. Gauthier will be entitled to a lump sum severance compensation payment equal to the lesser of two times his annual base salary then in effect or such amount as would not trigger the application of Section 280G of the Internal Revenue Code of 1986, as amended (the "280G Limitation"). If a Change of Control, as defined, occurs, Mr. Gauthier may terminate the Employment Agreement for Good Reason, as defined, on 30 days' notice. If Mr. Gauthier or VSE terminates the Employment Agreement for Good Reason within 365 days after a Change of Control occurs, Mr. Gauthier shall be entitled to the lesser of three times his annual base salary then in effect or the 280G Limitation if termination occurs.

**Other Matters Related to Compensation**

The Company has entered into employment and transition agreements with specified employees, including the NEOs (see sections entitled Compensation of Non-Executive Chairman and Compensation of CEO in Compensation Discussion & Analysis; also see Narrative to Summary Compensation Table). These agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the NEOs is also summarized below under the caption "Potential Payments on Termination or Change of Control."

## Tax and Accounting Implications

*Deductibility of Executive Compensation*

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code which provides that companies may not deduct compensation of more than $1,000,000 that is paid to certain individuals. We believe that compensation paid under our incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements to ensure competitive levels of total compensation for its executive officers. For 2009, 2008, and 2007, we believe that all compensation paid to the NEOs is deductible for federal income tax purposes, except for deferred supplemental compensation contributions that may not be deducted until distributed in accordance with IRS regulations.

*Nonqualified Deferred Compensation*

In 2004, the American Jobs Creation Act of 2004 became law changing the tax rules applicable to nonqualified deferred compensation arrangements. The Company's Deferred Supplemental Compensation Plan and all VSE employment and transition agreements were amended in 2008 and 2009 to comply with the nonqualified deferred compensation provisions of IRC Section 409A.

A more detailed discussion of the VSE's nonqualified deferred compensation plan is provided above under the heading "Deferred Supplemental Compensation."

*Accounting for Stock-Based Compensation*

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

## Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the NEOs. Mr. Gauthier was appointed VSE's CEO on April 28, 2008. VSE's Principal Financial Officer (Mr. Loftus) has served as VSE's Chief Financial Officer since 2002.

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## Summary Compensation Table

| Name and principal position | Year | Salary ($) | Bonus ($) | Stock awards ($) (1) | Option awards ($) | Non-equity incentive plan compensation ($) (2) | Change in pension value and non-qualified deferred compensation earnings ($) | All other compensation ($) (3) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| **Maurice A. Gauthier** | 2009 | 415,000 | -- | 249,001 | -- | 415,000 | | 157,566 | 1,236,567 |
| CEO, President and Chief | 2008 | 284,000 | -- | 368,800 | -- | 284,000 | -- | 109,955 | 1,046,755 |
| Operating Officer (4) | | | | | | | | | |
| **Thomas G. Dacus** | 2009 | 235,000 | -- | 141,001 | -- | 235,000 | -- | 90,348 | 701,349 |
| Executive Vice President | 2008 | 221,000 | -- | 132,600 | -- | 221,000 | -- | 67,005 | 641,605 |
| and President, Federal Group | 2007 | 208,000 | -- | 124,800 | -- | 208,000 | -- | 61,081 | 601,881 |
| **Thomas R. Loftus** | 2009 | 225,000 | -- | 135,008 | -- | 225,000 | -- | 86,558 | 671,566 |
| Executive Vice President | 2008 | 197,000 | -- | 118,200 | -- | 197,000 | -- | 60,194 | 572,394 |
| and Chief Financial Officer | 2007 | 182,000 | -- | 109,200 | -- | 182,000 | -- | 53,932 | 527,132 |
| **James W. Lexo** | 2009 | 225,000 | -- | 135,008 | -- | 225,000 | -- | 86,076 | 671,084 |
| Executive Vice President, | 2008 | 194,000 | -- | 116,400 | -- | 194,000 | -- | 58,828 | 563,228 |
| Strategic Planning and Business | 2007 | 108,000 | -- | -- | -- | 24,440 | -- | 31,369 | 163,809 |
| Initiatives (5) | | | | | | | | | |
| **Michael E. Hamerly** | 2009 | 200,000 | -- | 120,008 | -- | 200,000 | -- | 77,391 | 597,399 |
| Executive Vice President and | 2008 | 176,000 | -- | 105,606 | -- | 76,000 | -- | 54,177 | 411,783 |
| President, International Group | 2007 | 166,000 | -- | 99,600 | -- | 160,000 | -- | 48,304 | 473,904 |

## Notes to Summary Compensation Table

1. The amounts reported in column (e) represent annual performance-based awards under VSE's RSP. The amounts in this column reflect the aggregate grant date fair values of RSP awards computed in accordance with accounting guidance. The RSP awards are subject to a two-year vesting schedule: one-third of the award vests after completion of our annual financial audit and one-third on each of the next two anniversaries of such initial vesting date, subject to continued employment with the Company. Restricted Stock awarded under the RSP is further subject to a two-year holding period and other restrictions on sale. See discussion above under the caption "Executive Compensation Components—Long-Term Incentive Compensation." With respect to Mr. Gauthier, the amounts reported in column (e) also include restricted stock awards of $200,000 in 2008 as discussed above—please see "Compensation of CEO."

2. The amounts reported in column (g) represent cash paid to the NEOs under VSE's performance bonus plan. This plan is discussed above under the caption "Executive Compensation Components—Performance-Based Monetary Incentive Compensation."

3. The amounts reported in column (i) represent 401(k) plan matching contributions allocated to each of the NEOs' accounts pursuant to VSE's Employee 401(k) Plan discussed above under the caption "Executive Compensation Components—Retirement and Other Benefits." Also reported in column (i) is the amount allocated to each NEO's account in VSE's Deferred Compensation Plan. See discussion above under the caption "Executive Compensation Components—Deferred Supplemental Compensation." With respect to Mr. Gauthier, the amount reported in column (i) also includes $25,000 paid in 2008 as an incentive to enter into employment with VSE as discussed in the "Compensation of CEO" above.

4. Mr. Gauthier began as CEO/President/Chief Operating Officer effective April 28, 2008, in accordance with his Employment Agreement described above. The compensation reported in the Summary Compensation Table for Mr. Gauthier for 2008 covers the period of April 28, 2008 through December 31, 2008.

5. Mr. Lexo joined VSE on June 4, 2007, in accordance with his Employment Agreement. The compensation reported in the Summary Compensation Table for Mr. Lexo for 2007 covers the period of June 4, 2007 through December 31, 2007. See caption above "Election of Directors—Certain Relationships and Related Transactions" for information on additional purchase price amounts payable to Mr. Lexo over the period 2007 through 2013 in connection with the acquisition of ICRC in 2007.

**Narrative to Summary Compensation Table**

See "Compensation Discussion and Analysis" above for a description of the compensation plans pursuant to which the amounts listed in the "Summary Compensation Table" were paid or awarded and the criteria for such payments and awards.

**Grants of Plan-Based Awards**

The table below reports all grants of plan-based awards to each of the NEOs for the year ended December 31, 2009.

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## Grants of Plan-Based Awards in Fiscal Year 2009 Table

| | | Estimated future payouts under non-equity incentive plan awards | | | Estimated future payouts under equity incentive plan awards (1) | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Thresh-old ($) | Target ($) | Maxi-mum (S) | Thresh-old ($) | Target ($) | Maxi-mum (S) | All other stock awards: number of shares or units (#) | ll other option awards: number of securities under-lying options (#) | Exer-cise or base price of option awards ($) | Grant date fair value of stock and option awards |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h)(3) | (i) | (j) | (k) | (l) |
| Maurice A. Gauthier (2) | 12/17/09 | -- | -- | -- | 12,500 | 50,001 | 350,008 | -- | -- | -- | 249,001 |
| Thomas R. Loftus | 12/17/09 | -- | -- | -- | 6,500 | 26,000 | 156,000 | -- | -- | -- | 141,001 |
| Thomas G. Dacus | 12/17/09 | -- | -- | -- | 6,111 | 24,442 | 146,652 | -- | -- | -- | 135,008 |
| James W. Lexo | 12/17/09 | -- | -- | -- | 5,625 | 22,501 | 135,009 | -- | -- | -- | 135,008 |
| Michael E. Hamerly | 12/17/09 | -- | -- | -- | 5,201 | 20,802 | 124,812 | -- | -- | -- | 120,008 |

## Notes to Grants of Plan-Based Awards Table

1. The amounts reported above represent potential payments to the NEOs under VSE's Restricted Stock Plan. This plan is discussed above under the caption "Executive Compensation Components—Performance-Long-Term Incentive Compensation."

2. The amount reported above for Mr. Gauthier represents potential payments to him under VSE's Restricted Stock Plan. The amount reported above excludes an award of 4,373 shares of VSE Stock on April 22, 2008, pursuant to the Gauthier Employment Agreement, with subsequent vesting and issue dates, subject to Mr. Gauthier's employment not having been terminated (of the total 5,831 shares of VSE Stock awarded at the April 21, 2008, closing price of $34.30 representing an award of approximately $200,000, 1,458 shares vested on April 28, 2009).

3. The amounts in Column (h) represent a maximum payout equivalent to 60% of annual base salary for each of the NEOs, except for Mr. Gauthier's payout equivalent to 70% of his annual base salary.

## Narrative to Grants of Plan-Based Awards Table

We have a Restricted Stock Plan (RSP) that was approved by stockholders in May 2006. Pursuant to procedures adopted by the Board, employees granted an award will earn an amount equal to a graduated percent of annual salary based on our return on beginning stockholders' equity (ROE) for the subsequent fiscal year as follows: threshold 2.5% of salary, target 10% of salary, and maximum 60% of salary, except for the CEO, for whom the Board approved a maximum of 70% of salary for 2010. ROE is determined on completion of our annual financial audit, and the date of award occurs on the first business day of the subsequent month. The awards are subject to a two-year vesting schedule: one-third of the award vests after completion of our annual financial audit and one-third on each of the next two anniversaries of such initial vesting date. As each third of the dollar-denominated award vests, the award is converted into restricted VSE Stock based on the fair market value (closing market price) of VSE Stock at the date of vesting. The restricted stock is subject to a two-year holding period and to other restrictions on sale.

Awards and payment under the Restricted Stock Plan are subject to Compensation Committee authorization based on audited financial results, including all compensation costs, reasonableness of total employee compensation, and other factors as determined by the Compensation Committee and Board. The date of award, vesting date, and pricing of the vested amount of the award are based on the date audited financial results become available. Notwithstanding the determination of the amount of an employee award pursuant to the procedures indicated above, the Committee may, in its sole discretion, reduce the amount of or totally eliminate an award to the extent the Committee determines that such reduction or elimination is appropriate under facts and circumstances as the Committee deems relevant.

**Outstanding Equity Awards at Fiscal Year End**

The table below reports all outstanding equity awards for each of the NEOs for fiscal year ended December 31, 2009.

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## Outstanding Equity Awards at Fiscal Year End Table

| Name | Option awards (1) | | | | | Stock awards (2) | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised options (#) exercisable | Number of securities underlying unexercised options (#) unexercis-able | Equity incentive plan awards: number of securities underling unexercised unearned options (#) | Option exercise price ($) | Option expira-tion date | Number of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($) | Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| Maurice A. Gauthier | -- | -- | -- | -- | -- | -- | -- | -- | 361,600 |
| Thomas. R. Loftus | -- | -- | -- | -- | -- | -- | -- | -- | 250,200 |
| Thomas G. Dacus | -- | -- | -- | -- | -- | -- | -- | -- | 271,000 |
| James W. Lexo | -- | -- | -- | -- | -- | -- | -- | -- | 212,600 |
| Michael E. Hamerly | -- | -- | -- | -- | -- | -- | -- | -- | 223,600 |

## Notes to Outstanding Equity Awards Table

1. Options were granted under VSE's 2004 Stock Option Plan as of January 1, 2005 and expired on December 31, 2009. Therefore, no data appears in the Table.

2. As discussed above, VSE's Restricted Stock Plan provides for dollar-denominated awards that are subject to a two-year vesting schedule: one-third of the award vests after completion of VSE's annual financial audit and one-third on each of the next two anniversaries of such initial vesting date. As each third of the dollar-denominated award vests, the award is converted into restricted VSE Stock based on the fair market value (closing market price) of VSE Stock at the date of conversion. Accordingly, the number of shares of restricted stock that have not vested is not currently determinable (see discussion above under the caption "Executive Compensation Components—Long-Term Incentive Compensation"). The aggregate dollar-denominated value of all such awards that have not vested as of December 31, 2009, is reported in column (j) of the table.

## Narrative to Outstanding Equity Awards Table

On December 30, 2005, the Board discontinued awarding options to purchase VSE Stock. Options outstanding as of December 30, 2005, were not affected by this Board action. See discussion above under the caption "Executive Compensation Components—Long-Term Incentive Compensation."

## Option Exercises and Stock Vested

The following table reports stock options exercised and stock awards vested by the NEOs during the fiscal year ended December 31, 2009.

**Option Exercises and Stock Vested During Fiscal Year 2009 Table**

| | Option awards | | Stock awards | |
|---|---|---|---|---|
| Name | Number of shares acquired on exercise (#) | Value realized on exercise ($) (1) | Number of shares acquired on vesting (#) (2) | Value realized on vesting ($) |
| (a) | (b) | (c) | (d) | (e) |
| Maurice A. Gauthier | -- | -- | 1,802 | 38,148 |
| Thomas R. Loftus | 12,000 | 390,600 | 2,427 | 51,380 |
| Thomas G. Dacus | 4,500 | 145,080 | 2,748 | 58,175 |
| James W. Lexo | -- | -- | 1,243 | 26,314 |
| Michael E. Hamerly | 3,000 | 91,449 | 2,191 | 46,377 |

## Notes to Options Exercises and Stock Vested Table

1. The value realized on exercise reported in column (c) represents the difference between the fair market value and the exercise price of VSE Stock on the date of exercise.

2. The number of shares acquired on vesting reported in column (d) excludes the number of shares withheld equal to the minimum amount of taxes required to be withheld by the Company under applicable law, as follows: Mr. Gauthier—856 shares, Mr. Loftus—1,153 shares, Mr. Dacus—1,305 shares, Mr. Lexo—590 shares, Mr. Hamerly—1,040 shares. The value realized on vesting reported in column (e) represents the number of vested shares acquired valued at the closing market price for VSE Stock ($21.17 per share) on the vesting date (March 2, 2009), excluding the number of shares withheld equal to the minimum amount of taxes required to be withheld by the Company under applicable law.

## Pension Benefits

VSE does not provide pension arrangements or post-retirement health coverage for executives and employees. VSE and Energetics sponsor participation in the VSE Employee 401(k) Plan, Energetics sponsors a Profit Sharing Plan, ICRC sponsors a 401(k) Plan, and G&B sponsors a 401(k) Plan; all of the plans are IRS-qualified, defined contribution, money-purchase plans. VSE also has a nonqualified deferred compensation plan as discussed below. Energetics, ICRC and G&B are wholly owned subsidiaries of VSE.

## Nonqualified Deferred Compensation

The following table provides information related to potential benefits payable to each NEO under VSE's Deferred Supplemental Compensation Plan as of and for the year ended December 31, 2009.

## Nonqualified Deferred Compensation Table

| Name (1) | Executive contributions in last FY ($) | Registrant contributions in last FY (2) ($) | Aggregate earnings in last FY ($) | Aggregate withdrawals/ distributions ($) | Aggregate balance at last FYE (3) ($) |
|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) |
| Maurice A. Gauthier | -- | 147,766 | 19,461 | -- | 243,270 |
| Thomas R. Loftus | -- | 80,119 | 45,452 | -- | 339,517 |
| Thomas G. Dacus | -- | 83,681 | 39,032 | -- | 302,245 |
| James W. Lexo | -- | 80,119 | 18,112 | -- | 174,140 |
| Michael E. Hamerly | -- | 71,217 | 34,767 | | 267,586 |

## Notes to Nonqualified Deferred Compensation Table

1. Each of the NEOs in column (a) has been a participant in the plan or predecessor plans for more than 20 years, except for Mr. Dacus, Mr. Lexo and Mr. Gauthier who have been participants for eight years, three years and two years, respectively.

2. Amounts reported in column (c) are reported in the Summary Compensation Table, column (i). Aggregate earnings (losses) reported in column (d) are not reported in the Summary Compensation Table.

3. Amounts reported in column (f) include aggregate contributions that were reported as compensation to the NEOs in the Summary Compensation Table for previous years and aggregate earnings that were not reported as compensation. Aggregate contributions previously reported in the Summary Compensation Tables for the years 2000 through 2009, the period for which plan records identifying contributions to individual participants are available, and aggregate earnings (losses) for the same period, were:

### Aggregate Company Contributions and Earnings, 2000-2009

| Name | Aggregate Company Contributions (S) | Aggregate Earnings ($) |
|---|---|---|
| Maurice A. Gauthier | 223,809 | 19,461 |
| Thomas R. Loftus | 268,625 | 24,284 |
| Thomas G. Dacus | 284,176 | 18,069 |
| James W. Lexo | 161,110 | 13,030 |
| Michael E. Hamerly | 239,141 | 28,445 |

## Narrative to Nonqualified Deferred Compensation Table

We have a non-qualified, non-contributory Deferred Supplemental Compensation Plan ("DSC Plan") for all of our officers. The plan was adopted by the Board in 1994. The plan provides, at the Board's discretion, for an annual contribution to the plan not to exceed 12% of our consolidated net income for the year. Each officer's allocation from the annual contribution bears the same percentage to the annual contribution as that officer's salary bears to total annual officer salaries. For 2009 an annual contribution of 8% of our consolidated net income (approximately $1.9 million) was authorized and allocated to 34 participant accounts, including about $463,000 allocated to accounts for the NEOs.

Benefits under the plan are payable to the participant on retirement or resignation, subject to a vesting schedule, non-competition agreement, and other plan provisions, or in the event of a change of control of VSE. Our contributions to the plan are irrevocable and shall be used to pay benefits under the plan, subject to the claims of our general creditors.

Our contributions to the plan are deposited in a plan trust. We invest the plan trust assets in an account managed by BNY Mellon Wealth Management. The managed account contains investments in a diversified portfolio of individual company equity securities and in several mutual funds, including Class M shares of the BNY Mellon Bond Fund, BNY Mellon Small Cap Stock Fund (MPSSX), BNY Mellon Mid Cap Stock Fund (MPMCX), BNY Mellon International Fund (MPITX), and BNY Mellon Emerging Market Fund (MEMKX), and a Money Market Demand Account.

## Potential Payments on Termination or Change of Control

The following table sets forth potential payments to our NEOs on termination of employment or a change of control of VSE. The amounts shown assume that such termination or termination on change of control was effective as of December 31, 2009, and are estimates of the amounts that would be paid to the NEOs on their termination. The actual amounts to be paid can only be determined at the time of such NEO's separation from VSE or any of our subsidiaries.

**Potential Payments on Termination or Change of Control Table**

| Name | Benefit | Termination Without Cause ($) | Termination on Change of Control ($) |
|---|---|---|---|
| Maurice A. Gauthier | Salary | 830,003 | 830,003 |
| | DSC Plan | 243,270 | 243,270 |
| | Restricted Stock | 511,550 | 511,550 |
| Thomas R. Loftus | Salary | 225,014 | 225,014 |
| | DSC Plan | 339,516 | 339,516 |
| | Restricted Stock | 250,207 | 250,207 |
| Thomas G. Dacus | Salary | 235,019 | 235,019 |
| | DSC Plan | 302,245 | 302,245 |
| | Restricted Stock | 271,001 | 271,001 |
| James W. Lexo | Salary | 225,014 | 225,014 |
| | DSC Plan | 174,140 | 174,140 |
| | Restricted Stock | 212,609 | 212,609 |
| Michael E. Hamerly | Salary | 200,013 | 200,013 |
| | DSC Plan | 267,586 | 267,586 |
| | Restricted Stock | 223,612 | 223,612 |

## Notes to Potential Payments on Termination or Change of Control Table

Table excludes information with respect to contracts, agreements, plans, or arrangements to the extent they do not discriminate in scope, terms, or operation in favor of executive officers and that are available generally to all salaried employees—for example, qualified benefit plan distributions and payment for unused vacation pay.

## Narrative to Potential Payments on Termination or Change of Control Table

*Payments Made On Termination*

On termination of employment with VSE or any of our subsidiaries, a NEO is entitled to receive amounts earned during his term of employment. Such amounts include:

- salary through date of termination
- unused vacation pay
- reimbursement for company business and travel expenses.

The NEO also retains a vested interest in and is entitled to receive payment in accordance with respective plan documents and other applicable procedures, restrictions (such as termination-for-cause), and expiration dates:

- ESOP and 401(k) account
- Profit Sharing Plan account (Energetics only)
- DSC Plan account
- Restricted Stock

The NEO is also entitled to continue participation in our group health plans for a period of 18 months (COBRA continuation coverage) following termination on payment of 102% of the monthly premium charged to us for such coverage. We have no executive-only health benefit plans.

In the event of involuntary termination without cause, VSE executives are eligible for up to four months of outplacement assistance services having an estimated value of about $6,250.

*Payments Made On Retirement*

In the event of the retirement of a NEO, in addition to the items identified above, vested stock options may be exercised within three years of the date of retirement, not to exceed the option termination date.

*Payments Made On Death or Disability*

Pursuant to employment agreements with each NEO, in the event of the death or disability for any period of six consecutive months of a NEO, in addition to the benefits listed under the headings "Payments Made On Termination" and "Payments Made On Retirement" above, the NEO (or designated beneficiary) will be paid the executive's base salary then in effect for one full year following the date of death or disability.

*Payments Made On Change of Control*

We have entered into an employment agreement with each of the NEOs. Pursuant to these agreements, if a change of control of VSE occurs, the NEO may terminate the employment agreement on 30 days' notice. If a NEO's employment is terminated following a change of control, in addition to the benefits listed above under the heading "Payments Made On Termination," the NEO will receive:

- a lump sum payment of one or two times the NEO's base salary
- full vesting and payment of the NEO's DSC Plan account

- full vesting and payment of the NEO's Restricted Stock Plan benefits

The employment agreements and change of control provisions for each of the NEOs are substantially similar. Generally, pursuant to the agreements, a change of control is deemed to have occurred on the occurrence of any of the following events:

- 30% or more of VSE's outstanding Stock is acquired beneficially by one or more persons acting together in concert or otherwise;
- a cash tender or exchange offer is completed for an aggregate of 40% or more of VSE's outstanding Stock;
- Our stockholders approve an agreement to merge, consolidate, liquidate, or sell all or substantially all of our assets, unless after the merger or consolidation, we are the surviving corporation and more than 50% of our outstanding Stock is beneficially owned by existing VSE stockholders both before and after the merger or consolidation;
- two or more directors are elected to the Board without having previously been nominated and approved by the members of the Board immediately prior to such election.

## Director Compensation

The following table provides information related to the compensation of our non-employee directors for fiscal year 2009.

**Director Compensation Table**

| Name | Fees earned or paid in cash ($) (1) (2) | Stock awards ($) (3) | Option awards ($) (4) | Non-equity incentive plan compensation ($) | Change in pension value and non-qualified deferred compensation earnings ($) | All other compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) |
| Ralph E. Eberhart | 51,000 | 35,829 | -- | -- | -- | -- | 86,829 |
| Clifford M. Kendall | 65,000 | 35,829 | -- | -- | -- | -- | 100,829 |
| Calvin. S. Koonce | 51,000 | 35,829 | -- | -- | -- | -- | 86,829 |
| James F. Lafond | 65,000 | 35,829 | -- | -- | -- | -- | 100,829 |
| David M. Osnos | 51,000 | 35,829 | -- | -- | -- | -- | 86,829 |
| Jimmy D. Ross | 61,000 | 35,829 | -- | -- | -- | -- | 96,829 |
| Bonnie K. Wachtel | 55,000 | 35,829 | -- | -- | -- | -- | 90,829 |

## Notes to Director Compensation Table

1. The amount reported in column (b) combines amounts paid for director fees and meeting fees. See "Narrative to Director Compensation Table" below.

2. Pursuant to the 2004 Non-Employee Directors Stock Plan, Mr. Koonce elected to receive all, and General Ross elected to receive half, of his annual director fees of $35,000 for 2009 in our Stock in lieu of cash. Mr. Koonce received 776 shares ($34,967), and General Ross received 499 shares ($22,485), of our Stock per their respective elections. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R was the fair market value of our Stock received based on the

closing price of our Stock on December 23, 2009 ($45.06 per share), the valuation date specified in the plan.

3. Pursuant to the 2006 Restricted Stock Plan, each non-employee director was granted a Restricted Stock Award of 900 shares of VSE Stock on January 2, 2009. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R is based on the closing price of our Stock on January 2, 2009 ($39.81 per share).

4. As of December 31, 2009, each of the non-employee directors named above exercised all remaining stock options.

**Narrative to Director Compensation Table**

Director Fees

During 2009, each non-employee director was compensated with director fees at an annual rate of $35,000. The chairman of the Audit Committee was compensated additionally at an annual rate of $10,000 (total director fee of $45,000), and the chairman of the Compensation Committee was compensated additionally at an annual rate of $10,000 (total director fee of $45,000.) In addition, each non-employee director was compensated at a rate of $1,000 for each Board meeting attended, and Committee members were compensated at a rate of $1,000 for each Committee meeting attended. Mr. Osnos, who served as the Lead Independent Director in 2009, was compensated additionally at an annual rate of $5,000 (total director fee of $40,000). Mr. Kendall, who served as liaison to the CEO in 2009, was compensated additionally at an annual rate of $10,000 (total director fee of $45,000.)

During 2008 the Compensation Committee reviewed the compensation arrangements for non-employee directors. The Compensation Committee considered director compensation survey data based on our prior industry peer group and also additional director compensation survey data for small and medium companies published by the National Association of Corporate Directors. Based on its discussions and reviews, the Compensation Committee recommended several changes in director compensation. The recommended changes were approved by the Board on December 17, 2008, and were effective as of January 1, 2009:

- The individual non-employee director annual retainer fee was increased from $24,000 to $35,000.
- The individual non-employee director annual stock grant under the 2006 Restricted Stock Plan was set as the number of shares of VSE Stock equal to $35,000 divided by the closing price of VSE Stock on the first trading day following January 1, rounded to the nearest 100 shares. On January 2, 2009, each non-employee director was granted a restricted stock award of 900 shares.
- The additional annual fee for service as chairman of the Audit Committee was increased from $5,000 to $10,000, and an additional fee for service as chairman of the Compensation Committee was initiated at the annual rate of $10,000.
- There was no change in the rate for Board and Committee meeting fees—each non-employee directors is compensated at the rate of $1,000 for each Board meeting attended, and each non-employee director Committee member is compensated at a rate of $1,000 for each Committee meeting attended.

Pursuant to our 2004 Non-Employee Directors Stock Plan approved by stockholders in 2004, each non-employee director can elect that all or a portion of his or her annual cash compensation for services as a VSE director be paid in VSE Stock at fair market value determined in accordance with the plan. Mr. Koonce and General Ross each made such an election for 2009.

Restricted Stock

Following approval of the 2006 Restricted Stock Plan by stockholders in May 2006, each non-employee director was granted a Restricted Stock Award of 600 shares of VSE Stock on June 27, 2006 (the initial grant of 300 shares has been adjusted for the June 11, 2007 two-for-one stock split). VSE Stock issued pursuant to the Restricted Stock Plan is fully vested when issued, but the certificates for such Stock bear a restrictive legend prohibiting the sale, transfer, pledge and assignment of such Stock for a two-year period commencing on the issue date. When all restrictions on the certificates bearing a restrictive legend have lapsed, VSE issues a non-restrictive certificate to the directors (subject to any applicable securities law restrictions). Directors appointed during the year will be eligible for a pro rata annual award.

No compensation is paid to any non-employee director for personal services rendered to VSE pursuant to a consulting services agreement between the director and VSE, or any of VSE's subsidiaries, unless authorized as a special assignment by the Board. No such authorization was requested for or on behalf of any director in 2009. The foregoing procedures do not restrict reimbursement for expenses incurred by a director for attending meetings of the Board or its authorized committees.

**Compensation Committee Interlocks and Insider Participation**

During 2009, the Compensation Committee was composed of General Ross, Mr. Kendall, Mr. Koonce, and General Eberhart. No member of the Committee was at any time during 2009 or at any other time an officer or employee of VSE. No executive officer of VSE serves or has served as a member of the Compensation Committee of another entity that has an executive officer who serves on VSE's Compensation Committee. No executive officer of VSE served on the board of directors or compensation committee of any entity which has one or more executive officers serving as members of the Board or Compensation Committee.

Mr. Koonce is a major stockholder of VSE. See table above for "Security Ownership of Certain Beneficial Owners and Management."

## STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some stockholder proposals may be eligible to be presented at our 2011 Annual Meeting of Stockholders by no later than the close of business on November 23, 2010. These stockholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices at 2550 Huntington Avenue, Alexandria, VA 22303-1499 in care of our Corporate Secretary by no later than the close of business on November 23, 2010 to be considered for inclusion in VSE's proxy material relating to such meeting.

In addition, under our By-Laws stockholders may recommend persons to be nominated for election as our directors at the Annual Meeting of Stockholders. To be considered for nomination, such recommendation must be received in writing by our Secretary no later than 90 days before the date which corresponds to the date on which the annual meeting of stockholders was held during the immediate prior year, i.e., February 3, 2011. Such recommendation shall be accompanied by the name of the stockholder proposing the candidate, evidence that stockholder is a beneficial owner of our Stock as of the record date established for the determination of stockholders entitled to notice of, and to vote at, the annual meeting of stockholders, the name of candidate being proposed for nomination, and the candidate's biographical data and qualifications.

## OTHER MATTERS

We will bear the costs of the solicitation of proxies for use at the Annual Stockholders Meeting. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by our directors, officers and employees. Arrangements will also be made with brokerage houses and other custodians, nominees, and fiduciaries, who are record holders of Stock, for forwarding solicitation material to the beneficial owners of the Stock. We will, on the request of such record holders, pay the reasonable expenses for completing the mailing of such materials to the beneficial owners.

**A copy of the VSE's Annual Report on Form 10-K (without exhibits) for the year ended December 31, 2009, will be furnished without charge on written or telephonic request to Thomas M. Kiernan, Vice President and Corporate Secretary, 2550 Huntington Avenue, Alexandria, VA 22303-1499 or call (703) 329-4721. The Form 10-K is also available at www.vsecorp.com .**

*By Order of the Board of Directors*
*Thomas M. Kiernan, Secretary*

INTEGRITY • AGILITY • VALUE. Three words...hallmarks of VSE and principles that guide us through every day, every engagement, every year.

2009 was a year of challenge and of change. Customer requirements increased while customer budgets remained challenged. Yet, once again, VSE reached and in many cases, exceeded expectations. We anticipated market conditions and reduced overall spending, streamlined operations, and cut costs to our customers wherever possible. Without missing a beat, we continued to provide outstanding service to our global clients, and added more than 600 professionals to our workforce.

We also have upgraded and expanded some of our production facilities for the reset of military vehicles. For example, we have stood up a 900,000 square foot facility in Kuwait; and we recently completed refurbishment of a 69,000 square foot reset facility in Gatesville, Texas...all to improve and enhance our support of U.S. and allied warfighters deployed around the world. Additionally, we have embarked on a leadership-driven initiative seeking to create a supportive, employee-focused environment featuring leader development, as well as workforce training and education.

During 2009, we made the news for several notable accomplishments. For the second year in a row Government Executive Magazine named VSE the "Number #1 Government Contractor (small);" The Washington Post recognized us as the "Number #1 Climbing Business in the DC Metro Area" and we were included in the Washington Business Journal list of the top 50 Fastest Growing Companies.

Looking ahead, our pipeline is robust as of March 2010. We are confident and excited about the future and look forward to making sure our customers meet their goals in 2010.





## Corporate Profile

We are a federal technical services company with four reporting segments: Federal; International; IT, Energy and Management Consulting; and Infrastructure. Our business operations are conducted in over 100 locations worldwide. We provide services in the following areas:

- **Logistics** — Multi-dimensional functions that converge to support legacy systems by providing field support, supply chain management and warehouse management.
- **Engineering and Refurbishment** — Conceptual design, R&D prototyping; facilities designed and built to refurbish military vehicles.
- **IT Services** — Enterprise architecture, data mining, public protection/security, and technical and software engineering for systems, assessments and reviews.
- **Construction Management** — Development planning, preparation, permitting, feasibility studies, procurement/contracts, and for major complexes as well as all civil works projects.
- **Consulting** — Professional competencies in technology roadmaps and solutions, policy impacts, analysis, cyber-security and infrastructure protection and mitigation measurements.

## Stockholder Inquiries

VSE is a publicly owned company, and its shares are traded on the NASDAQ Global Select Market under the symbol VSEC. Inquiries about stock ownership, dividends, and stockholder changes of address may be directed to our Transfer Agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-1340, or to VSE at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, Attention: Corporate Secretary, Telephone (703) 960-4600.

Further information about VSE and its subsidiaries is available at www.vsecorp.com; www.icrcsolutions.com; www.gbsolutionsinc.com and www.energetics.com

# Financial Highlights

Revenues ($M)


280.1
363.7
653.2
1,043.6
1,014.6
'05 '06 '07 '08 '09

Net Income ($M)


6.2
7.8
14.1
19.0
24.0
'05 '06 '07 '08 '09

Earnings Per Share Diluted ($)


1.29
1.61
2.82
3.74
4.67
'05 '06 '07 '08 '09
YEAR

Stockholders' Equity ($M)


30.2
38.2
56.4
76.1
101.3
'05 '06 '07 '08 '09
YEAR

Funded Backlog ($M)


276
299
408
567
476
'05 '06 '07 '08 '09
YEAR

Number of Employees


716
857
1,223
1,920
2,534
'05 '06 '07 '08 '09
YEAR

Dividends Per Share ($)*


0.115
0.135
0.155
0.175
0.195
'05 '06 '07 '08 '09
YEAR

Stock Price, End of Year ($)*


21.05
16.95
48.84
39.23
45.08
'05 '06 '07 '08 '09
YEAR

**Income Statement Data (in thousands, except share data)**

| Year Ended December 31 | 2009 | % Change | 2008 |
|---|---|---|---|
| Revenues | $ 1,014,639 | -2.8% | $ 1,043,735 |
| Net income | 24,024 | 26.2% | 19,040 |
| Earnings per share (diluted) | 4.67 | 24.9% | 3.74 |
| Weighted average shares (diluted) | 5,146,347 | | 5,096,186 |

**Balance sheet data (in thousands, except percentages)**

| December 31 | 2009 | % Change | 2008 |
|---|---|---|---|
| Total assets | $ 253,990 | -8.0% | $ 275,966 |
| Working capital | 45,902 | 89.8% | 24,179 |
| Stockholders' equity | 101,310 | 33.1% | 76,123 |
| Return on equity | 31.6% | | 33.8% |



## 2009 Milestones

We are pleased to report that 2009 proved to be another banner year. For the second year in a row our annual revenues have exceeded $1 billion. This is a significant benchmark in light of many delays with client funding and contract awards. Our net income was $24 million, a 26% increase from last year ($4.67 per diluted share); with a 31.6% return on equity. Our cash dividend also increased in 2009 by 11%.

The financial results reported for 2009 are consistent with the positive trend we have achieved in recent years. VSE earnings have grown significantly as we continue to improve our ability to meet customer needs, allocate our corporate costs over a larger base and improve our margins on certain time and materials and fixed-price contracts.

We owe our success to making customer service our top priority. We work hard to ensure we deliver quality service on time and at a fair price. As a result, we have more than doubled the size of our skilled workforce in the past two years. We added more than 600 employees last year, which is quite an accomplishment, especially during these difficult economic times.

## Strategic Planning Guidance 2010-2012

The VSE Executive Team briefed our first Strategic Planning Guidance (SPG) for 2009-2011 to the Board of Directors in December 2008. The Board endorsed the SPG and the strategic planning process we used to build it. Under the auspices of the SPG, we are executing on several vital strategic initiatives to ensure our continued growth and profitability. We will continue to expand the share of our work that is performed by our own direct labor as opposed to subcontractors. We have launched a Leadership Development Program that will identify and train the next generation of VSE leaders. We are also aiming to balance our portfolio of federal services through strong growth in serving federal civilian agency customers.

Throughout 2009, the VSE Executive Team and senior management reviewed the SPG on a quarterly basis, measuring our results and adjusting the SPG goals, strategies and metrics as assumptions became facts. We updated the plan in mid-2009 and at the end of the year we launched the Board-approved 2010-2012 plan. VSE now has a robust strategic planning process that is owned by our senior leaders. We continue to diligently execute the plan as we move forward into 2010.







## Operational Challenges

First, as a federal technical services contractor, we depend completely upon the priorities and pace of funding of our primary client, the Federal Government. Retaining and expanding our workforce while clients work through contract award delays and funding issues is our first challenge. We are prepared for this challenge and have already implemented programs to achieve our objectives.

The second is common in our business—bidding and winning contracts. We have a very robust "pipeline" of proposals under government evaluation, and our Business Capture Center is staffed by seasoned professionals. We have an excellent team in place, an enviable track record and a leadership team dedicated to growth, profitability and excellence. We will continue to aggressively bid and win contracts while continuing to monitor trends and opportunities as we move forward through 2010.

The third major challenge is preparing for and executing these contracts once awarded. Each of our business segments is primed for contract awards, and have detailed plans in place to allow for a smooth start up and transition once a contract win is announced.

## Looking Ahead

We continue to meet the challenge of keeping our infrastructure aligned with our growth. We have the talent, dedication, experience and management in place to meet these challenging times. We remain focused on the future and to serving our customers with the same dedication and commitment VSE has always maintained throughout its 51 years of business. We will continue to be guided by our core values — Integrity - Agility - Value.

Maurice A. Gauthier
CEO/President/COO

March 2010



Donald M. Ervine
Chairman of the Board

March 2010



**Ralph E. Eberhart**
General, USAF (Ret.)
President, Armed Forces Benefit Association
Chairman and Director of
5Star Bank/Life/Funds/Investments

**Maurice A. Gauthier**
CEO/President/COO
VSE Corporation

**Clifford M. Kendall**
Private Investor and
Chairman of the Board of Regents
of the University System of Maryland

**Calvin S. Koonce, Ph.D.**
Chairman, Koonce Securities, Inc.
Securities Broker/Dealer

**Bonnie K. Wachtel**
Principal and Director,
Wachtel & Co., Inc.

**Donald M. Ervine**
Chairman of the Board
VSE Corporation

**David M. Osnos, Esq.**
Of Counsel
Arent Fox LLP
Attorneys-at-Law

**Jimmy D. Ross**
General, USA (Ret.)
Senior Logistics Consultant,
Cypress International, Inc.

**James F. Lafond, CPA**
Retired Executive; formerly
Washington Area Managing Partner,
PricewaterhouseCoopers LLP


VSE
CORPORATION

**VSE** Corporation is the federal services company of choice for solving issues of global significance with agility, integrity and value. VSE is dedicated to making our clients successful through the effective use of highly experienced people, systems, and technology in logistics, engineering and refurbishment, IT services, construction management and consulting. In helping others succeed, we increase shareholder value by capturing new work, exceeding our customers' expectations, increasing our technical competence, affording more employment opportunities and building great industry teaming relationships.

We specialize in extending the service life and improving the reliability of systems and equipment in a cost effective manner. Our record of performance and our quality management system are based on self-governance, openness and honesty. The foundation of VSE's success also is based on highly experienced leadership, state-of-the-art IT tools, innovative teamwork, and motivation.

Our policy is to provide only products and services of the highest quality to meet or exceed the expectations and requirements of our customers on time and at a competitive price. Our quality management system is registered to the ISO 9001:2008 standard.

We are proud of our continued growing support to the U.S. military, navies of allied nations and federal and civil agencies. VSE strives to provide our customers with competitive, cost effective solutions to specific problems while remaining true to our roots as a value engineering firm.

We have adopted as our principal corporate community responsibility the creation of opportunities for America's wounded warriors and their families. Over 40 percent of VSE's employees have worn the uniform of our Nation.

**NASDAQ: VSEC** **ISO 9001:2008**

VSE CORPORATION

*Celebrating 51 years of Excellence*

**President, Thomas G. Dacus**

2009 was a good year for Federal Group despite the national economic slowdown. We have aggressively submitted proposals and this approach will continue throughout 2010. We targeted direct labor opportunities as our primary business focus. These efforts enabled us to increase our direct labor by 71%. Significant growth such as this always presents both benefits and challenges. We have added many talented, experienced people to our team, as part of our growth in 2009. I'm also pleased to report that our embedded operations support model is working very efficiently. We began test driving this model in 2008, went live in 2009, and now have embedded teams in business development, human resources, contracts, quality control/health, environmental, and safety, that are exceeding expectations. Our Business Development team has significantly increased our opportunity pipeline by identifying and qualifying growth targets. Our HR department has done an outstanding job hiring "A" players. This has helped us build a solid, quality work force that is unparalleled, despite the break-neck pace of growth in direct labor.

Our employee growth is good news in an otherwise depressed nationwide job market. It's important that we are able to provide job security in this challenging market and we will continue to be focused on this as a priority.

The growth of our workforce is a direct reflection on the quality products and services we provide to enable and protect our warfighters. We specialize in bringing broken, weathered and overtaxed military equipment to a renewed state, able to withstand the robust operational tempo of our U.S. Armed Forces. Our Soldiers, Sailors, Airmen, Marines and their families can have confidence in our quality product. There will always be a demand for quality products and services, and our outstanding workforce will remain committed to excellence. For that, I thank them.

In 2010 we will continue to look toward expanding our international growth by supporting the needs of the military. In particular, we will be looking toward growth through foreign military sales (FMS). Along with FMS we are looking at the continued expansion of our reset/refurbishment support to more logistics sites in the Continental United States (CONUS), where we have been able to organically grow our work.

In 2009 we gained ground in our Mine Resistant Ambush Protection modernization/upgrade program in Kuwait, housed in our Kuwait facility. We also won a substantial contract supporting the MRAP Joint Logistics Integrator (JLI) Program.

New work in 2009 in CONUS has included programs out of the Red River Army Depot for M916 and M920 tractor modernization. We also began refurbishing the high mobility, multi-wheeled vehicle (HMMWV) for the United States Army Reserve Command, and that program continues to grow. The army has announced they will not buy additional new HMMWVs so it is critical that this current fleet be as operationally ready as possible. These completely refurbished vehicles will serve as a bridge before the new, light, tactical vehicle eventually replaces this fleet, which could take more than a decade. Our current work here and abroad on the HMMWVs has included everything from total restoration to up-armoring kit installations.

During the past year, we have expanded our facilities in Texarkana (Arkansas) to support Red River Army Depot and Gatesville (Texas) in close proximity to our customers at Fort Hood. In California, our work continues to grow, especially at Fort Hunter Liggett.

These are just a few examples of how we retain the trust and confidence of the warfighter. Again this is directly tied back to our workforce as they continue to excel above and beyond our customer's expectations. But then again, this is nothing new for VSE. We have more than 51 years of specializing in sustaining legacy systems.

In summary, the top three highlights for the year have been: 1) Quality products and services from our employees; 2) phenomenal growth in the number of employees and the new embedded infrastructure we have in place for 2010 and beyond; and 3) a robust pipeline of new opportunities.













# International Group











**President, Michael E. Hamerly**

The true heart and soul of VSE is our people. 2009 was a year of building on our group's reputation for integrity, agility, and value which resulted in a significant increase in personnel (41%) and revenues (43%). Our team's tireless efforts, outstanding skills and true dedication are the reasons for our success. I am especially proud that we were the first group to incorporate Project Manager Certification into our leadership development program. Enhancing the skills of our operations personnel combined with our embedded professional staff, provides the customer an even higher standard of agility and value.

One of the group's most exciting strategic planning projects in 2009 was launching the new Naval Ship Transfer and Repair (N*STAR) initiative to better serve the Department of the Navy. VSE has been the prime contractor performing ship transfer work and follow-on-technical support for the Naval Sea Systems Command since this function was outsourced in 1995. Over the years, we have built solid relationships with the Naval Sea Systems Command and multiple foreign Navies. We are now poised to take that unparalleled experience and apply the tremendous technical capabilities of the new N*STAR team to all aspects of the Foreign Military Sales (FMS) program. The team includes such firms as SAIC, Raytheon, GDIT, Lockheed Martin, CSC, BAE SYSTEMS, Thales, Colonna's Shipyard, Atlantic Marine, American Systems and a host of best-in-niche small businesses.

Other International Group highlights include:

- Our new team reactivated a Navy oiler and transferred it to the Chilean Navy, a $23 million project. This ship will support Chilean and Allied Navies in the Southern Hemisphere. We led a group of European and Turkish subcontractors in the design, hardware and software development, and integration of a modern Anti-air Warfare system for the Turkish Navy's ex-FFG 7 and Meko II class ships.
- We began a seven-year operation as a Contract Field Team (CFT) prime contractor in support of the military services in the performance of field maintenance of aircraft weapons systems and ground vehicles. During 2009, new VSE maintenance teams began supporting Department of Defense depot facilities at China Lake (CA); Whidbey Island (WA); Mountain Home (Idaho); Fort Devens (MA) and New River (NC).
- An important function of our U.S. Treasury Management of Seized and Forfeited Property contract is conducting auction sales of forfeited property. We conducted two specialty auctions — a diamond auction in New York City with the proceeds totaling over $600,000 and a rare coin auction was held in Riverside (CA) reaping over a quarter of a million dollars. Proceeds for all items auctioned during the year totaled over $11 million. All auction sales proceeds were returned to the U.S. Treasury Asset Forfeiture Fund.
- A $249 million cost-plus award fee contract option modification was awarded by the Naval Sea Systems Command to provide an additional year of continued services supporting ex-U.S. ships sold, leased or otherwise transferred to FMS clients.
- A five-year $25.4 million follow-on contract to support the Joint Program Office for Cartridge Actuated Devices and Propellant Actuated Devices (CAD/PAD).
- The $45 million Romanian Coastal Surveillance Program has been progressing successfully with two phases out of three near completion.
- We received a $47 million delivery order to continue work in Alexandria, Egypt, providing management, engineering, technical, training and logistical support to the Egyptian Navy.
- Under subcontract to Raytheon Integrated Defense Systems, we applied our advanced Prognostics Framework to achieving a Health Management System for the US Army Joint Land Attack Cruise Missile Defense Elevated Netted Sensor (JLENS) system.
- The VSE team located in Warner Robins (GA) is currently managing a newly established Future Flexible Acquisition and Sustainment Tool (F2AST) as a partner of choice on six different prime ID/IQ contracting teams with a combined 10-year $6.9 billion ceiling.
- When the Bahrain Navy accepted a role in joint anti-piracy operations in the Indian Ocean, our people assembled a team of combat systems experts in a matter of weeks to assist their ex-US Navy FFG-7 in its preparations to deploy, the first such event for our foreign client.

We are looking forward to continuing our support to U. S. warfighters around the globe and to our allies. We believe that by keeping our focus on delivering to our customer integrity, agility and value, 2010 will be another year of continued success.

**President, Energetics Incorporated, James E. Reed**
**President, G&B Solutions Inc., Denise E. Manning**



The IT, Energy, and Management Consulting Group grew our business share by delivering integrity, agility, and value to our clients in 2009. We added many talented people to our staff during the year as new contracts were won and existing programs expanded. The Group, which consists of G&B Solutions Inc. and Energetics Incorporated, increased revenue by approximately $24 million, while gross profits increased by $3 million. Approximately $14 million of this growth in revenue and $1.4 million of the growth in gross profits resulted from the inclusion of a full year of financial results for G&B Solutions.



We are pleased to report that our strategic planning and leader development efforts are paying dividends by adding clear focus, career paths, and long term security to our staff, enhancing the prospects of the Group's business future. The embedded support model adopted across VSE is working extremely well for us as subsidiaries, combining the best of localized support functions with strong corporate backup when needed. The basis for our growth has been strong client relationships earned through the personal commitment of our staff members to advancing their clients' programs with superb work products, working in partnership with them to achieve their mission goals. We strive always to become the partner of choice among our corporate associates as well, by keeping our word and paying on time.



G&B Solutions, VSE's newest subsidiary, arrived in 2008. G&B is an established management consulting and information technology provider to many government agencies, including the Departments of Homeland Security, Interior, Labor, Agriculture, Housing and Urban Development, and Defense; the Social Security Administration; the Pension Benefit Guaranty Corporation; and the National Institutes of Health. G&B Solutions' core expertise lies in advisory and consulting services, transformation and modernization, Lean Six Sigma, Security and Risk Services, program and portfolio management, network IT services, software development, integration and operations, and quality assurance services. G&B serves clients across the federal government at 26 locations nationwide. G&B Solutions delivers the full spectrum of business consulting and IT services to provide solutions that enable our clients' to realize their critical mission objectives. We are committed to partnering with our clients to find the best mix of people, processes, and tools to realize our clients' business goals over the entire lifecycle.



In 2009, G&B Solutions received two major contract awards. The first is a subcontract to provide Systems Operations Support Services to the Social Security Administration. While future revenues from this award cannot be determined with certainty, the engagement has a ceiling value of $100 million over five years. G&B also received a $26 million prime contract award with a base period of one year and four one-year option periods from the Army Armament Research, Development and Engineering Center (ARDEC) to provide Enterprise Excellence services.

Energetics also grew in 2009, adding 39 new staff members for a total of 161 by the end of the year. Much of this growth resulted from new tasks received through multi-year contracts previously awarded by the Department of Energy. These multi-year contracts support three high-priority federal efforts: the national program to modernize the electricity system, the national program in energy efficiency and renewable energy, and planning related to the distribution of funds provided by the American Recovery and Reinvestment Act of 2009 (ARRA). In 2009, Energetics also received new contracts to support the Department of Energy's Office of Electricity Delivery and Energy Reliability and the Department of Homeland Security's Voluntary, Private-Sector Preparedness Program. In addition, Energetics successfully continued its work to support the Department of Homeland Security in infrastructure protection, the U.S. Commerce Department's National Institute of Standards and Technology in maintaining the U.S. Measurement System, and the Department of Energy's R&D program in civilian nuclear energy.

We would like to take this opportunity to thank the dedicated employees of G&B Solutions and Energetics for their vital contributions to the ongoing success of the IT, Energy, and Management Consulting Group. They live our commitment to delivering service with integrity, agility, and value every day.

# Infrastructure Group


ICRC
ICRC







**President, Carl Williams**

2009 was a challenging year for the Infrastructure Group. Transitioning most of our Engineering Services and Information Technology work to Federal Group and G&B Solutions respectively in late 2008 and early 2009 reduced our revenue stream in 2009. Widespread project funding delays throughout the construction industry during 2009, as well as environmental, technical and weather issues at our port project in Anchorage, adversely impacted our revenues and profits. We tackled each one of these challenges guided by our core belief system: ***professional employees*** delivering services in an atmosphere of total ***integrity***; with proactive ***agility*** and added ***value*** every step of the way.

Implementing our Strategic Plan for 2009-2012 has shifted our focus towards program/construction management. As a consequence, we have established a sustainable qualified new business pipeline in program/construction management; developed new client relationships; and we are working with small and large businesses to be their partner of choice in these markets.

In the process of downsizing our corporate staff to fit the leaner structure we now require, we have been able to take care of those redundant personnel by finding them opportunities in other groups or support roles at VSE. Additionally we have been able to shape our compensation package to retain our remaining staff by offering competitive wages, benefits and work conditions. Despite the tough year we have had little turnover and maintained strong employee loyalty.

ICRC's primary program, the Port of Anchorage Intermodal Expansion Program (PIEP) at Cook Inlet in Anchorage, Alaska, was particularly affected by funding delays, environmental and technical issues. Under a contract with the U.S. Department of Transportation Maritime Administration, ICRC serves as the prime contractor for the expansion and modernization efforts taking place at the Port. Although these issues remain a concern in 2010, we believe that we have accounted for them in our projections.

Maintaining a sharp focus on building a qualified pipeline, ICRC increased its bidding rate and was successful in winning work in Alaska and Hawaii as well as receiving our GSA construction management schedule in January 2010, which will allow us to bid a wider variety of construction management opportunities in the federal space.

Meanwhile, ICRC seeks to broaden its footprint beyond the port market. We are seeking a more diversified portfolio of opportunities in terms of size and types of projects by focusing on institutional markets such as college campuses, research facilities, hospitals and large facilities on military installations. These facilities require sophisticated biosafety level, information technology, security and telecommunications capabilities. We are building on our current skill sets by expanding our team of experienced construction management professionals. We are adding these service areas:

- Structural Construction
- Interior/Architectural Installations
- Mechanical/Electrical/Plumbing Installations
- Fire Protection Installations
- Communication System Installations
- Security System Installations
- Special Construction Installations
- Facility Maintenance

This approach is synergetic with the capabilities of the broader VSE and will open up other opportunities for ICRC in a wider range of federal markets.

ICRC is well positioned for growth. While the economic conditions remain uncertain, we are optimistic that the ICRC Team is positioned to penetrate its chosen markets in 2010. We have a strategic plan that focuses on our core competencies in markets where our people and skills are in demand and our core values of integrity, agility and value highly prized.

### VSE Corporation Headquarters

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 960-4600 or
Toll-free: (800) 455-4873

### United States Locations

Huntsville, Alabama
Anchorage, Alaska
Fort Smith, Arkansas
North Little Rock, Arkansas
Texarkana, Arkansas
Barstow, California
China Lake, California
Concord, California
Dublin, California
Fort Hunter Liggett, California
Fort Irwin, California
Fresno, California
Jolon, California
Los Alamitos, California
Los Angeles, California
Point Mugu, California
Riverside, California
Sacramento, California
San Diego, California
San Jose, California
Santa Clara, California
Denver, Colorado
Fort Carson, Colorado
Bradley Airport, Connecticut
Jacksonville, Florida
Miami, Florida
Orlando, Florida
Valrico, Florida
College Park, Georgia
East Point, Georgia
Forest Park, Georgia
Fort McPherson, Georgia
Fort Stewart, Georgia
Warner Robbins, Georgia
Kaiserslautern, Germany
Hickam AFB, Hawaii
Kaneohe Bay, Hawaii
Schofield Barracks, Hawaii


VSE CORPORATION
VSE CORPORATION

Artist rendition of new VSE Headquarters in Springfield, Virginia set to open in Spring 2012.

# Facilities

Boise, Idaho
Mountain Home AFB, Idaho
Darien, Illinois
Hamel, Illinois
Indianapolis, Indiana
Des Moines, Iowa
Fort Polk, Louisiana
Adelphi, Maryland
Baltimore, Maryland
Columbia, Maryland
Fort Meade, Maryland
Indian Head, Maryland
Lexington Park, Maryland
Sterling Heights, Michigan
Long Beach, Mississippi
Vicksburg, Mississippi
Weldon Springs, Missouri
Helena, Montana
Bridgeport, New Jersey
Fort Dix, New Jersey
Shrewsbury, New Jersey
South Brunswick, New Jersey
Sparta, New Jersey
Chaparral, New Mexico
Cherry Point, North Carolina
Fort Bragg, North Carolina
Marine Corps Air Station New River, North Carolina
Bismarck, North Dakota
Broken Arrow, Oklahoma
Fort Sill, Oklahoma
Tinker AFB, Oklahoma
Coraopolis, Pennsylvania
Guaynabo, Puerto Rico
Beaufort, South Carolina
Charleston, South Carolina
Fort Jackson, South Carolina
Marine Corps Air Station, Beaufort, South Carolina
Corpus Christi, Texas
Fort Hood, Texas
Fort Sam Houston, Texas
Gatesville, Texas
Harlingen, Texas
San Antonio, Texas
Texarkana, Texas
Ogden, Utah
Salt Lake City, Utah
Arlington, Virginia
Ashland, Virginia
Ashburn, Virginia
Chesapeake, Virginia
Fort Monroe, Virginia
Hampton, Virginia
Ladysmith, Virginia
Langley AFB, Virginia
Ruther Glen, Virginia
Fort Lewis, Washington
Vancouver, Washington
Morgantown, West Virginia
Washington, D.C.
Fort McCoy, Wisconsin

**International Locations**

Afghanistan
Alexandria, Egypt
Anderson AFB, Guam
Iraq
Rome, Italy
Atsugi, Japan
Kadena AFB/Torri Station, Okinawa, Japan
Tokyo, Japan
Kuwait
Tuxpan, Vera Cruz, Mexico
Osan Air Base, Republic of Korea
Camp Carroll, South Korea
Raohsiong, Taiwan
Golchuk, Turkey

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**FORM 10-K**

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009    Commission File Number: 0-3676

**VSE CORPORATION**
(Exact Name of Registrant as Specified in its Charter)

| | |
|---|---|
| DELAWARE | 54-0649263 |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

| | | |
|---|---|---|
| 2550 Huntington Avenue<br>Alexandria, Virginia | 22303-1499 | www.vsecorp.com |
| (Address of Principal Executive Offices) | (Zip Code) | (Webpage) |

Registrant's Telephone Number, Including Area Code: (703) 960-4600

**Securities registered pursuant to Section 12(b) of the Act:**

| **Title of each class** | **Name of each exchange on which registered** |
|---|---|
| Common Stock, par value $0.05 per share | The NASDAQ Global Select Market |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [x] Non-accelerated filer [ ]
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of outstanding voting stock held by nonaffiliates of the Registrant as of June 30, 2009, was approximately $107.6 million based on the last reported sales price of the Registrant's common stock on the Nasdaq Global Select Market as of that date.

Number of shares of Common Stock outstanding as of March 4, 2010: 5,175,080.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 4, 2010, are incorporated by reference into Part III of this report.

## TABLE OF CONTENTS

**Forward Looking Statements**

This filing contains statements that, to the extent they are not recitations of historical fact, constitute "forward looking statements" under federal securities laws. All such statements are intended to be subject to the safe harbor protection provided by applicable securities laws. For discussions identifying some important factors that could cause actual VSE Corporation ("VSE," the "Company," "us," "our," or "we") results to differ materially from those anticipated in the forward looking statements contained in this filing, see VSE's "Narrative Description of Business" (Items 1, 1A, 2 and 3), and "Management's Discussion and Analysis." Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q filed by the Company subsequent to this Annual Report on Form 10-K and any Current Reports on Form 8-K filed by the Company.

## ITEM 1. Business

### (a) General Background

VSE was incorporated in Delaware in 1959 and serves as a centralized management and consolidating entity for our business operations. Our business operations are managed under groups that perform our services. Our Federal Group consists of our Communications and Engineering Division ("CED"), Engineering and Logistics Division ("ELD"), Field Support Services Division ("FSS"), and Systems Engineering Division ("SED"). Our International Group consists of our GLOBAL Division ("GLOBAL") and Fleet Maintenance Division ("FMD"). Our IT, Energy and Management Consulting Group consists of our wholly owned subsidiaries Energetics Incorporated ("Energetics") and G&B Solutions, Inc. ("G&B"). Our Infrastructure Group consists of our wholly owned subsidiary Integrated Concepts and Research Corporation ("ICRC"). The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

Our business operations consist primarily of diversified logistics, engineering, IT, construction management and consulting services performed on a contract basis. Almost all of our contracts are with agencies of the United States Government (the "government") and other government prime contractors.

We seek to provide our customers with competitive, cost-effective solutions to specific problems. These problems generally require a detailed technical knowledge of materials, processes, functional characteristics, information systems, technology and products and an in-depth understanding of the basic requirements for effective systems and equipment.

### (b) Financial Information

Our operations are conducted within four reportable segments aligned with our management groups: 1) Federal, which generated approximately 58% of our revenues in 2009; 2) International, which generated approximately 31% of our revenues in 2009; 3) IT, Energy and Management Consulting, which generated approximately 7% of our revenues in 2009; and 4) Infrastructure, which generated approximately 4% of our revenues in 2009. Additional financial information for our reportable segments appears in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

### (c) Description of Business

#### Services and Products

Our services include a broad array of capabilities and resources that support military, federal civil, and other government systems, equipment and processes. We are focused on creating, sustaining and improving the systems, equipment and processes of government through core offerings in logistics, engineering, IT, construction management and consulting services.

Typical projects include sustaining engineering support for military vehicles and combat trailers; military equipment refurbishment and modification; ship maintenance, repair, overhaul planning and follow-on technical support; logistics management support; machinery condition analysis; specification preparation for ship alterations and repairs; ship force crew training; life cycle support for ships; ship communication systems; energy conservation and advanced technology demonstration projects; technical data package preparation; multimedia, computer local area network ("LAN"), and telecommunications systems; cross-platform technical data; product data; technical manual development and support; information technology management consulting, services, and solutions; and large-scale port engineering development and construction management.

See Item 7 "Management's Discussion and Analysis of Financial Information and Results of Operations" for more information regarding our business.

**Contracts**

Depending on solicitation requirements and other factors, we offer our professional and technical services and products through various competitive contract arrangements and business units that are responsive to customer requirements and may also provide an opportunity for diversification. Such arrangements may include prime contracts, subcontracts, cooperative arrangements, General Services Administration ("GSA") schedules, dedicated cost centers (divisions) and subsidiaries. Some of the contracts permit the contracting agency to issue delivery orders or task orders in an expeditious manner to satisfy relatively short-term requirements for engineering and technical services.

Almost all of our revenues are derived from contract services performed for Department of Defense ("DoD") agencies or for Federal Civil agencies. The U.S. Army, Army Reserve and U.S. Navy are our largest customers. Other significant customers include the Department of Treasury, the Department of Transportation, the Department of Energy and the Department of Interior. To a lesser degree, our customers also include various other government agencies and commercial entities.

Revenues by Customer
(Dollars in Thousands)
Years ended December 31,

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| Customer | Revenues | % | Revenues | % | Revenues | % |
| U.S. Army/Army Reserve | $ 555,238 | 54.7 | $ 625,237 | 59.9 | $344,296 | 52.7 |
| U.S. Navy | 271,189 | 26.7 | 195,792 | 18.8 | 189,534 | 29.0 |
| U.S. Air Force | 13,839 | 1.4 | 10,720 | 1.0 | 4,628 | 0.7 |
| Total - DoD | 840,266 | 82.8 | 831,749 | 79.7 | 538,458 | 82.4 |
| Department of U.S. Treasury | 47,676 | 4.7 | 57,021 | 5.5 | 55,020 | 8.4 |
| Department of Transportation | 35,722 | 3.5 | 89,873 | 8.6 | 30,977 | 4.7 |
| Department of Interior | 29,275 | 2.9 | 19,156 | 1.8 | 1,053 | 0.2 |
| Department of Energy | 16,111 | 1.6 | 12,812 | 1.2 | 10,537 | 1.6 |
| Other government | 42,670 | 4.2 | 29,748 | 2.9 | 11,427 | 1.8 |
| Total - Federal Civil Agencies | 171,454 | 16.9 | 208,610 | 20.0 | 109,014 | 16.7 |
| Commercial | 2,919 | 0.3 | 3,376 | 0.3 | 5,692 | 0.9 |
| Total | $1,014,639 | 100.0 | $1,043,735 | 100.0 | $653,164 | 100.0 |

The government's procurement practices sometimes include the bundling of various work efforts under large comprehensive management contracts ("omnibus"). As a result, the growth opportunities available to us can occur in significant, unpredictable increments. We have pursued these larger opportunities by assembling teams of subcontractors to offer the range of technical competencies required by these omnibus contracts. Typically the use of subcontractors and large material purchases on government contracts provides lower profit margins than work performed by our own personnel. As a result, the use of such teaming arrangements may lower our overall profit margins in some years. Although the government's practice of using omnibus multiple award contracts is expected to continue, we also have opportunities to compete for other contracts requiring our specific areas of expertise. We are positioned to pursue these opportunities while continuing to use subcontractor teams to compete for the omnibus contracts.

Our contracts with the government are typically cost plus fee, time and materials, or fixed-price contracts. Revenues result from work performed on these contracts by our own employees, from pass-through of costs for work performed by our subcontractors, and for materials. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees are earned.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits or losses on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts vary depending on the nature of the work and the contract terms. On design and development fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting. Revenues on fixed-price service contracts are recorded as work is performed, typically ratably over the service period. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered.

**Backlog**

Funded backlog for government contracts represents a measure of our potential future revenues. Funded backlog is defined as the total value of contracts that has been appropriated and funded by the procuring agencies, less the amount of revenues that have already been recognized on such contracts. Our funded backlog as of December 31, 2009, is approximately $476 million. Funded backlog as of December 31, 2008 and 2007 was approximately $567 million and $408 million, respectively. Changes in funded backlog on contracts are sometimes unpredictable due to uncertainties associated with changing government program priorities and the ultimate availability of funds, which is heavily dependent upon the congressional authorization and appropriation process. When there are delays in this process, such as those experienced in 2009, the availability of funds for ongoing and planned work is temporarily diminished.

In addition to the funded backlog levels, we have contract ceiling amounts available for use on multiple award, indefinite delivery, indefinite quantity contracts with the U.S. Army, U.S. Air force, and U.S. Navy. While these contracts increase the opportunities available for us to pursue future work, the amount of future work is not determinable until delivery orders are placed on the contracts. Frequently, these delivery orders are competitively awarded. Additionally, these delivery orders must be funded by the procuring agencies before we can perform work and begin generating revenues.

**Marketing**

Our marketing activities are conducted at the operating group level by our business development staff and our professional staff of engineers, program managers, and other personnel. These activities are centrally coordinated through our Corporate Sales and Marketing Department. Information concerning new programs and requirements becomes available in the course of contract performance, through formal and informal briefings, from participation in professional organizations, and from literature published by the government, trade associations, professional organizations and commercial entities.

**Personnel**

Services are provided by our staff of professional and technical personnel having high levels of education, experience, training and skills. As of December 31, 2009, we had 2,534 employees, an increase from 1,920 as compared to December 31, 2008. Principal categories include (a) engineers and technicians in mechanical, electronic, industrial, energy and environmental services, (b) information technology professionals in computer systems, applications and products, configuration, change and data management disciplines, (c) technical editors and writers, (d) multimedia and computer design engineers, (e) graphic designers and technicians, (f) logisticians, (g) construction and environmental specialists, and (h) mechanics and vehicle and equipment technicians. The expertise required by our customers also frequently includes knowledge of government administrative procedures. Many of our employees have previously served as government employees or members of the U.S. Armed Forces.

**Competition**

The professional and technical services industry in which we are engaged is very competitive. There are numerous other organizations, including large, diversified firms with greater financial resources and larger technical staffs that are capable of providing the same services offered by us. These companies may be publicly owned or privately held or may also be divisions of much larger organizations.

Government agencies have emphasized awarding contracts on a competitive basis as opposed to a sole source or other noncompetitive basis. Most of the significant contracts that we currently perform were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. Government agencies also order work through contracts awarded by General Services Administration ("GSA"). GSA provides a schedule of services at fixed prices that may be ordered outside of the solicitation process. We have nine GSA schedule contracts for different classes of services. There is no assurance regarding the level of work we may obtain under these contracts. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in our business. A reallocation of government spending priorities or a general decline in government budgets can result in lower levels of potential business, thereby intensifying competition.

It is not possible to predict the extent and range of competition that we will encounter as a result of changing economic or competitive conditions, customer requirements or technological developments. We believe the principal competitive factors for our business are technical and financial qualifications, past performance and price.

Government acquisition policies and procedures often emphasize factors that present challenges to our efforts to win new business, and may make it difficult for us to qualify as a potential bidder. For example, past performance may be used to exclude entrance into new government markets, and multiple-award schedules may result in unequal contract awards between successful contractors.

**Available Information**

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. They are available free of charge through our website www.vsecorp.com as soon as reasonably practicable after the reports are electronically filed with the Securities and Exchange Commission ("SEC").

**ITEM 1A. Risk Factors**

Our future results may differ materially from past results and from those projected in the forward-looking statements contained in this Form 10-K due to various uncertainties and risks, including but not limited to those set forth below, one-time events and other important factors disclosed previously and from time to time in our other filings with the SEC.

**The nature of our operations and significant increases in work performed by our employees in recent years present certain challenges related to work force management.**

Our financial performance is heavily dependent on the abilities of our operating and administrative staffs with respect to technical skills, operating performance, pricing, cost management, safety, and administrative and compliance efforts. A wider diversity of contract types, nature of work, work locations, and increased legal and regulatory complexities challenges our administrative staff and skill sets more than in prior years. Also, the recent increases and geographical expansion in our domestic operating workforce presents challenges for our quality of workforce, quality of work, safety, and labor relations compliance. The scale of our current and projected work in foreign countries is exposing us to new challenges associated with export compliance, local laws and customs, third world workforce issues, extended supply chain, and war zone threats. Failure to attract or retain an adequately skilled workforce, lack of knowledge or training in critical functions, or inadequate staffing levels can result in lost work, reduced profit margins, losses from cost overruns, performance deficiencies, and regulatory non-compliance.

**Our work on large program efforts presents a risk to revenue and profit growth and sustainability.**

The eventual expiration of large programs, or the loss of or disruption of revenues on a single contract, presents the potential for reduced revenues and profits. Such revenue losses could also erode profits on our remaining programs that would have to absorb a larger portion of the fixed corporate costs previously allocated to the expiring programs or discontinued contract work. While our largest contract, the Rapid Response ("R2") Program, is scheduled to expire in January 2011, we expect to continue our work on existing task orders under such contract through that time, however, specific task orders under the R2 contract will expire intermittently prior to the expiration date of the contract. We have submitted a bid for a follow-on to this contract that is currently under evaluation by our U. S. Army customer. However, we cannot determine revenue levels precisely even if we are awarded a follow-on contract.

**We are exposed to contractual and financial liabilities if our subcontractors do not perform satisfactorily.**

A large percentage of our contract work is performed by subcontractors, which are subject to government compliance, performance and financial risks. Subcontractor terms generally specify the terms and performance for which the subcontractor is obligated to us. If, however, any unsatisfactory performance or compliance failure occurs on the part of subcontractors, we must still bear the cost to remedy these deficiencies on our prime contracts.

**Uncertain and shifting federal government priorities could delay contract awards and funding and adversely affect our ability to continue work on our government contracts.**

The current federal procurement environment is unpredictable and could adversely affect our ability to perform work on new and existing contracts. The delays in contract awards during the second half of 2009 is unprecedented in our experience, and appears to extend across the federal technical services industry. We anticipate that these delays in contract awards will continue into the first half of 2010. Our business is subject to funding delays, terminations, reductions, extensions, and moratoriums caused by political and administrative disagreements and inefficiencies within the government.

**Federal procurement directives could result in a loss of work on current programs to set-asides and omnibus contracts.**

Our government business is subject to the risk that one or more of our potential contracts or contract extensions may be awarded by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the Small Business Administration, or may be bundled into omnibus contracts for very large businesses. These risks can potentially have an adverse effect on our revenue growth and profit margins.

**As a government contractor, we are subject to a number of procurement rules and regulations that could expose us to potential liabilities or loss of work.**

We must comply with and are affected by laws and regulations relating to the award, administration and performance of government contracts. Additionally, we are responsible for subcontractor compliance with these laws and regulations. Government contract laws and regulations affect how we conduct business with our customers and, in some instances, impose added costs to us. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of contracts or debarment from bidding on contracts.

In some instances, these laws and regulations impose terms or rights that are significantly more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the government may terminate any government contract or subcontract at its convenience, as well as for performance default. Upon termination for convenience of a fixed-price type contract, we would normally be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost-type contract, we would normally be entitled to reimbursement of allowable costs plus a portion of the fee. Such allowable costs would include the cost to terminate agreements with suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation.

A termination for default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, the government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of services provided by us as a subcontractor.

**Our business could be adversely affected by a negative audit by the government.**

Government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made.

**Global economic conditions and political factors could adversely affect revenues on current programs.**

Revenues from our CED Army Equipment Support, CED Assured Mobility Systems Program, GLOBAL Ship Transfer and other programs for which work is performed in foreign countries are subject to political risks posed by the ongoing conflicts in the Middle East and potential terrorist activity. A significant amount of our revenues in recent years has resulted from the U.S. military involvement in Iraq and Afghanistan, and an end to or substantial reduction of such U.S. military involvement could cause a decrease in our revenues. Similarly, a change in the political landscape in Egypt or other client countries could cause a decrease in our revenues. International tensions can also affect our work by FMD on U.S. Navy ships when they are deployed outside of U.S. Navy facilities and are unavailable for maintenance work during those times. Adverse results arising from these global economic and political risks could have a material adverse impact on our results of operations.

**Our earnings and margins may vary based on the mix of contracts and programs.**

Our business includes both cost-type and fixed-price contracts. Cost-type contracts generally have lower profit margins than fixed-price contracts. Typically the use of subcontractors and large material purchases on government contracts do not allow for profit margins that are as high as profit margins from contracts under which the work is performed by our own personnel. The use of subcontractors and large material purchases may lower our overall profit margins in some years.

**Investments in facilities could cause losses if certain work is disrupted or discontinued.**

We have made investments in facilities and lease commitments to support specific business programs, work requirements, and service offerings. A slowing or disruption of these business programs, work requirements, or service offerings that results in operating below intended levels could cause us to suffer financial losses.

**Environmental and pollution risks could potentially impact our financial results.**

We are exposed to certain environmental and pollution risks due to the nature of some of the contract work we perform. Costs associated with pollution clean up efforts and environmental regulatory compliance have not yet had a material adverse impact on our capital expenditures, earnings, or competitive position. However, the occurrence of a future environmental or pollution event could potentially have an adverse impact.

**We use estimates in accounting for our programs. Changes in estimates could affect future financial results.**

We use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include contract disallowance and self-insured health claims, and estimated cost-to-complete on certain fixed-price contracts.

**New accounting standards could result in changes to our methods of quantifying and recording accounting transactions, and could affect financial results and financial position.**

Changes to Generally Accepted Accounting Principles in the United States ("GAAP") arise from new and revised guidance issued by the Financial Accounting Standards Board, the SEC, and others. The effects of such changes may include prescribing an accounting method where none had been previously specified, prescribing a single acceptable method of accounting from among several acceptable methods that currently exist, or revoking the acceptability of a current method and replacing it with an entirely different method, among others. These changes could result in unanticipated effects on results of operations, financial position and other financial measures.

### ITEM 1B. Unresolved Staff Comments

None

### ITEM 2. Properties

Our principal executive and administrative offices are located in a five-story building in Alexandria, Virginia, leased by us through April 30, 2013. This building contains approximately 127,000 square feet of engineering, shop, and administrative space. In November 2009, we signed an agreement to lease a new building with approximately 95,000 square feet of office space in Springfield, Virginia that will serve as our new executive and administrative headquarters. This agreement includes a 15-year lease commitment. We expect to take occupancy of the building in the spring of 2012.

We also provide services and products from approximately 37 leased facilities located near customer sites to facilitate communications and enhance project performance. These facilities are generally occupied under short-term leases and currently include a total of approximately 1.4 million square feet of office and warehouse space. Our employees often provide services at customer facilities, limiting our requirement for additional space. We also provide services from several locations outside of the United States, generally at foreign shipyards or U.S. military installations.

We own and operate two facilities in Ladysmith, Virginia. One of these properties consists of approximately 44 acres of land and multiple storage and vehicle maintenance buildings totaling approximately 57,000 square feet of space. The other property consists of 30 acres of land and buildings totaling approximately 13,500 square feet of space. We use these properties primarily to provide refurbishment services for military equipment, storage and maintenance and to supplement our Alexandria, Virginia, office and shop facilities.

### ITEM 3. Legal Proceedings

We may have, in the normal course of business, certain claims, including legal proceedings, against us and against other parties. In our opinion, the resolution of these claims will not have a material adverse effect on our results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

### ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our stockholders, through the solicitation of proxies or otherwise, during the three-month period ended December 31, 2009.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are listed below, as well as information concerning their age and positions held with VSE. There were no family relationships among any of our executive officers. For executive officers who have been with us less than five years, their principal occupations and business experience over the last five years are provided. The executive officers are appointed annually to serve until the first meeting of VSE's Board of Directors (the "Board") following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

| Name | Age | Position with Registrant |
|---|---|---|
| Tina B. Bailey | 51 | Vice President - Human Resources |
| Thomas G. Dacus | 64 | Executive Vice President and President, Federal Group |
| Maurice A. Gauthier | 62 | Director, Chief Executive Officer, President and Chief Operating Officer |
| Michael E. Hamerly | 64 | Executive Vice President and President, International Group |
| Randy W. Hollstein | 53 | Vice President - Marketing |
| William J. Jonas | 57 | Vice President - Procurement |
| Thomas M. Kiernan | 42 | Vice President, General Counsel and Secretary |
| James W. Lexo, Jr. | 61 | Executive Vice President, Strategic Planning and Business Initiatives and Vice Chairman of the Board of Directors, ICRC |
| Thomas R. Loftus | 54 | Executive Vice President and Chief Financial Officer |
| James E. Reed | 61 | President, IT, Energy and Management Consulting Group |
| Carl E. Williams | 57 | President, Infrastructure Group |
| Crystal R. Williams | 46 | Vice President - Contracts |

Mr. Gauthier joined VSE in April 2008 as Chief Executive Officer, President and Chief Operating Officer. He was elected as a VSE director by the Board in February, 2009. Mr. Gauthier completed a distinguished military career of over 28 years of service, retiring in 1997 as a Navy Captain and board certified Department of Defense Major Program Manager. Mr. Gauthier worked for VSE from October 1997 through February 1999 as Vice President and Chief Technology Officer, and as Director of Strategic Planning and Business Development, before joining the Nichols Research Corporation Navy Group as its President. With the acquisition of Nichols Research Corporation by Computer Sciences Corporation ("CSC") in 1999, Mr. Gauthier served as Vice President of CSC's Advanced Marine Center. His most recent assignment with CSC was as Vice President and General Manager of CSC's Navy and Marine Corps Business Unit where he was responsible for the overall leadership and financial performance of a 2,500-person organization providing systems engineering, technical, information technology and telecommunications support to U.S. Navy and Marine Corps customers. Mr. Gauthier earned a Bachelor of Science degree from the U.S. Naval Academy. He received a Master of Science degree in Systems Engineering from the U.S. Naval Postgraduate School, Monterey, CA. He is a graduate of the Defense Acquisition University's Defense Systems Management College and of the Advanced Executive Program and the International Marketing

Program offered by the Kellogg Graduate School of Management at Northwestern University.

In December 2009, Ms. Bailey was promoted to Vice President of Human Resources, after joining VSE as Assistant Vice President, Director of Human Resources for the Federal Group in October 2008. Prior to joining VSE, Ms. Bailey served as Vice President of Administration, Human Resources Director, at Science Applications International Corporation ("SAIC"). Ms. Bailey has over 20 years of experience as a human resources professional serving in a variety of increasingly responsible roles at several Fortune 500 companies, including Aetna Casualty and Surety Company, Travelers Group and Citigroup. Ms. Bailey joined SAIC in 1998 as a Senior Level Employee Relations Manager. Ms. Bailey earned a Bachelor of Arts degree from Virginia Commonwealth University and a Master of Arts degree in Human Resources Management from Marymount University.

Mr. Hollstein joined VSE in August 2008 as Vice President of Marketing. Mr. Hollstein has over 30 years of experience as a naval officer and defense industry professional. Mr. Hollstein served in the U.S. Navy as a surface warfare officer before leaving to join industry. He has worked in several leading companies at increasing levels of responsibility in program management, government relations and business development. Before joining VSE, Mr. Hollstein was Senior Director of Business Development for Maersk Line, Limited where he was responsible for business development activities related to maritime and maritime security opportunities. In prior assignments at other companies, he has been responsible for business development with Navy, Marine Corps, Coast Guard and Army clients and for developing new business with other government agencies. Mr. Hollstein earned his Bachelor of Science degree in Business Management from Babson College.

Mr. Jonas joined VSE in March of 2009 as Vice President of Procurement. Prior to joining VSE, Mr. Jonas served as co-founder and President of Comprehensive Contracting Services ("CCS"), which provides Program Management services to U.S. Government customers in the Intelligence community. Prior to CCS, Mr. Jonas was Vice President, General Manager of the Health and Logistics division of IMC. Mr. Jonas has also served as Vice President of Procurement with IAP Corporation and with Kellogg, Brown and Root, where he was responsible for the support of government support contracts. He has held positions of responsibility with Raytheon Company as well as TRW Space and Electronics (now Northrop Grumman Corp.) where he spent 23 years in increasingly responsible roles. Mr. Jonas earned a Juris Doctorate degree from Loyola Law School in Los Angeles and a Bachelor of Science degree in Business Administration from the University of Redlands.

Mr. Kiernan joined VSE in November 2008 as Vice President, General Counsel, and Assistant Secretary. From 2003 to 2008, Mr. Kiernan served as Vice President, General Counsel and Secretary for Intelsat General Corporation, a subsidiary of Intelsat, Ltd. serving government and commercial customers. From 2000 to 2003, Mr. Kiernan served as a member of the Intelsat, Ltd., Office of General Counsel. From 1994 to 2000, Mr. Kiernan served as corporate counsel for SRA Life Sciences. Mr. Kiernan is a graduate of Virginia Tech University (B.A., Political Science) and George Mason University School of Law. He is a member of the Virginia State Bar.

Mr. Lexo joined VSE in 2007 as Executive Vice President of Strategic Planning and Business Initiatives and Vice Chairman of the Board of Directors of VSE's wholly owned subsidiary ICRC. Mr. Lexo was the founder of ICRC and served as chief executive officer until its acquisition by VSE. Before his career in business, he served on Capitol Hill as the Administrative Aide to Congressman Don Young of Alaska for 12 years. Mr. Lexo received a Bachelor of Arts Degree in Political Science from Westminster College in Pennsylvania, and participated in graduate studies in government contracting at the University of Virginia.

Mr. Reed joined VSE in 2005 as Chief Operating Officer of VSE's wholly owned subsidiary Energetics, and since April 2005, he has served as Energetics' President. Mr. Reed was a founder of Energetics in 1979 and served as an officer of Energetics from 1979 to 2001. He provided consulting services to government and private clients as a sole proprietor during the period 2001 through 2004. Mr. Reed is a Registered Professional Engineer in Maryland. He was appointed President of VSE's IT, Energy and Management Consulting Group in 2008. Mr. Reed received a Bachelor of Science Degree in Engineering Science from Pennsylvania State University and received a Master of Science Degree in Electrical Science and Applied Physics from Case Western Reserve University in Ohio.

Mr. Carl Williams joined VSE in 2007 as President and Chief Operating Officer of ICRC. Mr. Williams completed 23 years of service in the U.S. Navy, retiring as Commander. He joined ICRC as its Executive Vice President of Operations in 2000 and has served as Chief Operating Officer of ICRC since 2003. Mr. Williams was appointed President of VSE's Infrastructure Group in 2008. Mr. Williams received a Bachelor of Science Degree in Mechanical Engineering from North Carolina State University.

Ms. Crystal Williams joined VSE in December 2008 as Vice President - Contracts. Prior to joining VSE, Ms. Williams was Contracts Director for the North American Public Sector at CSC. She began her CSC career in 1994. Prior to joining CSC, Ms. Williams provided contract administration services at ICF Kaiser International and at Dynamic Concepts Inc. Ms. Williams is a graduate of George Mason University (B.S., Public Administration) and has earned continuing education credits in contracts and marketing at the American Graduate University and at George Mason University, Continuing Education.

## PART II

### ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

#### (a) Market Information

VSE common stock, par value $0.05 per share, is traded on the Nasdaq Global Select Market, trading symbol, "VSEC," Newspaper listing, "VSE."

The following table sets forth the range of high and low sales price (based on information reported by the Nasdaq Global Select Market) and cash dividend per share information for our common stock for each quarter and annually during the last two years.

| Quarter Ended | High | Low | Dividends |
|---|---|---|---|
| 2008: | | | |
| March 31 . . . . . . . | $49.69 | $22.72 | $0.040 |
| June 30 . . . . . . . | 35.46 | 27.50 | 0.045 |
| September 30 . . . . . | 43.00 | 24.86 | 0.045 |
| December 31 . . . . . | 40.32 | 23.00 | 0.045 |
| For the Year | $49.69 | $22.72 | $0.175 |
| 2009: | | | |
| March 31 . . . . . . . | $48.44 | $19.51 | $0.045 |
| June 30 . . . . . . . | 31.50 | 23.42 | 0.050 |
| September 30 . . . . . | 41.52 | 24.53 | 0.050 |
| December 31 . . . . . | 49.00 | 37.00 | 0.050 |
| For the Year | $49.00 | $19.51 | $0.195 |

#### (b) Holders

As of February 6, 2010, VSE common stock, par value $0.05 per share, was held by approximately 281 stockholders of record. The number of stockholders of record is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers or nominees.

#### (c) Dividends

In 2008 cash dividends were declared quarterly at the annual rate of $0.16 per share through March 31, 2008, and at the annual rate of $0.18 per share commencing June 3, 2008.

In 2009 cash dividends were declared quarterly at the annual rate of $0.18 per share through March 31, 2009, and at the annual rate of $0.20 per share commencing June 2, 2009.

Pursuant to our bank loan agreement (see Note 7 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K), the payment of cash dividends is subject to annual rate restrictions. We have paid cash dividends each year since 1973.

## (d) Equity Compensation Plan Information

Compensation Plans

We have two compensation plans approved by our stockholders under which our equity securities are authorized for issuance to employees and directors: (i) the VSE Corporation 2004 Non-employee Directors Stock Plan and (ii) the VSE Corporation 2006 Restricted Stock Plan.

In December 2005, the Board directed VSE to discontinue, until the Board determined otherwise, awarding options, both discretionary and nondiscretionary, to purchase VSE's common stock, under the 2004 Plan. The options outstanding under the 2004 Plan and predecessor 1998 Stock Option Plan were not affected by this Board action.

The following table provides information about our equity compensation plans as of December 31, 2009:

| Plan Category | Number of Shares to be Issued upon Exercise of Outstanding Options (a) | Weighted Average Exercise Price of Outstanding Options (b) | Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a))(1)(2) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders . . . . . | - | $ - | 197,487 |
| Equity compensation plan not approved by stockholders . . . . | - | - | 4,373 |
| Total | - | $ - | 201,860 |

(1) At December 31, 2009, 197,487 shares of VSE common stock were available under the 2006 Restricted Stock Plan.

(2) Includes the remaining 4,373 shares of the 5,831 shares of VSE common stock, with subsequent vesting and issuance dates, awarded to Maurice A. Gauthier on April 28, 2008, as an inducement to Mr. Gauthier entering into an employment agreement with VSE to become VSE's Chief Executive Officer and President. Such issuance of common stock was approved by a majority of VSE's independent directors. Subject to the term of Mr. Gauthier's Employment Agreement not having terminated, the Employment Agreement provides for vesting and issuance dates for the 5,831 shares as follows: 25% of the shares were vested and issued to Mr. Gauthier on April 28, 2009, 25% of the shares will vest and be issued to Mr. Gauthier on April 28, 2010 and 50% of the shares will vest and be issued to Mr. Gauthier on April 28, 2011.

**Performance Graph**

Set forth below is a line graph comparing the cumulative total return of VSE common stock with (a) a performance index for the broad market (NASDAQ Global Select Market) in which VSE common stock is traded and (b) a published industry index. VSE common stock is traded on the NASDAQ Global Select Market, and our industry group is engineering and technical services (formerly SIC Code 8711). Accordingly, the performance graph compares the cumulative total return for VSE common stock with (a) an index for the NASDAQ Global Select Market (U.S. companies) ("NASDAQ Index") and (b) a published industry index for SIC Code 8711 ("Industry Index").


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among VSE Corporation, The NASDAQ Composite Index
And A Peer Group
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
VSE Corporation
NASDAQ Composite
Peer Group
*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

***Performance Graph Table***

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| VSE | 100 | 168 | 237 | 396 | 320 | 369 |
| NASDAQ Composite | 100 | 101 | 114 | 124 | 73 | 106 |
| Peer Group | 100 | 147 | 183 | 376 | 182 | 200 |

**ITEM 6. Selected Financial Data**

(In thousands, except per share data)

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| Revenues | $1,014,639 | $1,043,735 | $653,164 | $363,734 | $280,139 |
| Net income | $ 24,024 | $ 19,040 | $ 14,102 | $ 7,789 | $ 6,169 |
| Basic earnings per share | $ 4.68 | $ 3.75 | $ 2.85 | $ 1.64 | $ 1.33 |
| Diluted earnings per share | $ 4.67 | $ 3.74 | $ 2.82 | $ 1.61 | $ 1.29 |
| Cash dividends per common share | $ 0.195 | $ 0.175 | $ 0.155 | $ 0.14 | $ 0.12 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| Working capital | $ 45,902 | $ 24,179 | $ 24,756 | $ 25,646 | $ 22,028 |
| Total assets | $ 253,990 | $ 275,966 | $171,771 | $ 98,535 | $ 73,833 |
| Stockholders' equity | $ 101,310 | $ 76,123 | $ 56,376 | $ 38,236 | $ 30,151 |

This consolidated summary of selected financial data should be read in conjunction with Management's Discussion and Analysis of the Financial Condition and Results of Operations included in Item 7 of this Form 10-K and with the Consolidated Financial Statements and related Notes included in Item 8 of this Form 10-K. The historical results set forth in this Item 6 are not necessarily indicative of the results of operations to be expected in the future.

**ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

## Executive Overview

### *Organization*

Our business is focused on providing sustainment services for DoD legacy systems and equipment and professional services to DoD and Federal Civilian agencies. VSE operations consist primarily of diversified logistics, engineering, IT, construction management and consulting services performed on a contract basis. Substantially all of our contracts are with government agencies and other government prime contractors.

Our business operations are managed under groups that perform our services. Our Federal Group operations are conducted by our Communications and Engineering Division ("CED"), Engineering and Logistics Division ("ELD"), Field Support Services Division ("FSS"), and Systems Engineering Division ("SED"). Our International Group operations are conducted by our GLOBAL Division ("GLOBAL", formerly our BAV Division), and Fleet Maintenance Division ("FMD"). Our IT, Energy and Management Consulting Group operations are conducted by our wholly owned subsidiaries Energetics Incorporated ("Energetics") and G&B Solutions, Inc. ("G&B"). Our Infrastructure Group operations are conducted by our wholly owned subsidiary Integrated Concepts and Research Corporation ("ICRC"). Our Management Sciences Division ("MSD") formerly conducted operations in our Federal Group, but is currently inactive. Our Coast Guard Division ("VCG") formerly conducted operations in our International Group, but is currently inactive.

### *Customers and Services*

We provide logistics, engineering, legacy equipment sustainment, IT, construction management and consulting services to the government, other government prime contractors, and commercial entities. Our largest customer is the DoD, including agencies of the U.S. Army, Navy and Air Force. We also provide services to civilian government customers. See Item 1 "Business - Contracts" on page 6 for revenues by customer.

### *Segments*

Our operations are conducted within four reportable segments aligned with our management groups: 1) Federal; 2) International; 3) IT, Energy and Management Consulting; and 4) Infrastructure.

**Federal Group** - Our Federal Group provides engineering, technical, management and integrated logistics support services to U.S. military branches and other government agencies. The divisions in this group include CED, ELD, FSS, MSD and SED. MSD's service offerings have been transferred to our G&B operations and MSD is currently inactive.

**CED** - CED is dedicated to supporting the Army's Communications and Electronics Command ("CECOM") in the management and execution of the Rapid Response ("R2") Program. The R2 Program supports clients across DoD and the government. CED manages execution of tasks involving research and development, technology insertion, systems integration and engineering, hardware/software fabrication and installation, testing and evaluation, studies and analysis, technical data management, logistics support, training and acquisition support. A large portion of our current work on this program is related to the U.S. military involvement in Iraq and Afghanistan. A substantial portion of our revenues on the R2 contract result from the pass through of subcontractor support services that have a low profit margin. The contract supporting the R2 Program is scheduled to expire in January 2011.

***CED Army Equipment Support Program*** - Our CED division had a program on its R2 support contract to provide maintenance and logistics services in support of U.S. Army equipment in Iraq and Afghanistan. We performed work on this program for a full year in 2008, but only two months in 2009 because the program expired in February 2009.

***CED Assured Mobility Systems Program*** - Our CED division has a program on its R2 support contract to provide technical support services in support of U.S. Army PM Assured Mobility Systems and U.S. Army Tank-automotive and Armaments Command ("TACOM"). In January 2009, we were awarded a $389 million follow-on task order on this program for work that will run through January 2011.

***RCV Modernization Program*** - We received a task order on our R2 support contract for a program to provide maintenance work on U.S. Army Route Clearance Vehicles in Kuwait (the "RCV Modernization Program") in September 2008. We expect the initial phase of this program to run for two years under this task order with contractual coverage of approximately $235 million.

**ELD** - ELD provides full life cycle engineering, logistics, maintenance and refurbishment services to extend and enhance the life of existing equipment. ELD principally supports the U.S. Army, Army Reserve and Army National Guard with core competencies in combat and combat service support system conversions, technical research, sustainment and re-engineering, system integration and configuration management.

**FSS** - FSS provides worldwide field maintenance and logistics support services for a wide variety of military vehicles and equipment, including performance of organizational, intermediate and specialized depot-level maintenance. FSS principally supports the U.S. Army and Marine Corps by providing specialized Field Service Representatives ("FSR") and Field Support Teams ("FST") in areas of combat operations and austere environments.

**SED** - SED provides comprehensive systems and software engineering, logistics, and prototyping services to DoD. Our services offered through SED principally support U.S. Army, Air Force, and Marine Corps combat and combat support systems. SED's core competencies include: systems technical support, configuration management and life cycle support for wheeled and tracked vehicles and ground support equipment; obsolescence management, service life extension, and technology insertion programs; and technical documentation and data packages.

**International Group** - Our International Group provides engineering, industrial, logistics and foreign military sales services to the U.S. military and other government agencies. The divisions in this Group include GLOBAL, FMD and VCG. VCG became inactive in 2009.

**GLOBAL** - Through GLOBAL, we provide assistance to the U.S. Navy in executing its Foreign Military Sales ("FMS") Program for surface ships sold, leased or granted to foreign countries. Global provides program management, engineering, technical support, logistics services for ship reactivations and transfers and follow-on technical support. The level of revenues and associated profits resulting from fee income generated by this program varies depending on several factors, including the timing of ship transfers and associated support services ordered by foreign governments and economic conditions of potential customers worldwide. Changes in the level of activity associated with the Navy's ship transfer program have historically caused quarterly and annual revenue fluctuations.

**FMD** - FMD provides field engineering, logistics, maintenance, and information technology services to the U.S. Navy and Air Force, including fleet-wide ship and aircraft support programs. FMD's expertise includes ship repair and modernization, ship systems installations, ordnance engineering and logistics, facility operations, war reserve materials management, aircraft sustainment and maintenance automation and IT systems integration.

***Treasury Seized Asset Program*** - FMD also provides management, maintenance, storage and disposal support for the U.S. Department of Treasury's seized and forfeited general property program. Our contract with the Department of Treasury to support this program is a cost plus incentive fee contract that contains certain conditions under which the incentive fee revenue is earned. The amount of incentive fee earned depends on our costs incurred on the contract compared to certain target cost levels specified in the contract. An assessment of actual costs compared to target costs is made once annually pursuant to the contract. We recognize incentive fee revenue when the amount is fixed or determinable and collectability is reasonably assured. Due to the conditions under which the incentive fee for this contract is awarded, and to the potential for changes in the cost targets as work requirements vary, the full amount of incentive fee for the work we perform in any one period may not be fixed or determinable and the collectability may not be reasonably assured until a subsequent period.

We concluded negotiations with our customer that finalized target cost levels for the fiscal year ending September 30, 2009 to reflect more closely the work requirements for the year and amended certain other terms. With the conclusion of these negotiations, our incentive fee became fixed and determinable and collectability was reasonably assured. This allowed us to recognize incentive fees in the third quarter of 2009 on all of our work performed during the government's fiscal year ended September 30, 2009. We recognized pretax income on this program in the third quarter of 2009 of approximately $3.3 million, primarily due to this incentive fee recognition.

***Contract Field Teams Program*** -Our FMD division has one of several prime contracts to support the U.S. Air Force Contract Field Teams ("CFT") Program. Under the program, we are providing rapid deployment and long-term support services for a variety of Air Force requirements to maintain, repair and modernize equipment and systems. The contract provides us with the opportunity to compete for and expand our work performed for the Air Force.

**IT, Energy and Management Consulting Group** - Our IT, Energy and Management Consulting Group provides technical and consulting services primarily to various civilian government agencies. This group includes Energetics and, as of April 2008, G&B.

**Energetics** - Energetics provides technical, policy, business, and management support in areas of clean and efficient energy, climate change mitigation, infrastructure protection, measurement technology, and global health. Energetics' expertise lies in managing collaborative processes for diverse stakeholders in decision making, R&D program planning and evaluation metrics, state-of-the-art technology assessments, technical and economic feasibility analysis, and technical communications. Customers include the U.S. Department of Energy, the U.S. Department of Homeland Security, U.S. Department of Commerce, and other government agencies and commercial clients.

**G&B** - G&B is an established information technology provider to many government agencies, including the Departments of Homeland Security, Interior, Labor, Agriculture, Housing and Urban Development, and Defense; the Social Security Administration; the Pension Benefit Guaranty Corporation; and the National Institutes of Health. G&B's core expertise lies in enterprise architecture development, information assurance/business continuity, program and portfolio management, network IT services, systems design and integration, quality assurance services and product and process improvement services.

**Infrastructure Group** - This group consists of our ICRC subsidiary, which is engaged principally in providing engineering and transportation infrastructure services.

***Port of Anchorage Intermodal Expansion Project ("PIEP")*** - A significant amount of ICRC's revenues and income comes from services performed on the Port of Anchorage Intermodal Expansion Project in Alaska (the "PIEP") under a contract with the U.S. Department of Transportation Maritime Administration ("POA Project"). This contract requires ICRC to provide program management services, including project management, procurement, permitting, design, and construction to the government to expand the size of the port's facilities to accommodate larger ships, more dock space, improved cargo flow, improved traffic flow at the port, more environmentally friendly port operations and other modernization enhancements. The PIEP contract has an estimated ceiling amount of $704 million, a three-year base period of performance, and four one-year option periods. Some of the infrastructure improvements under the PIEP typically cannot be performed during the winter months due to subarctic conditions. The seasonal nature of this work will cause fluctuations in our revenues on this contract, with revenue levels typically higher in summer months and lower in winter months. In addition, during 2009, revenues and profits were significantly reduced on the POA Project due to temporary work schedule delays caused by environmental, technical and weather issues near the site on which ICRC conducts its PIEP work. We expect revenue levels on the POA Project to recover because most of the work that were unable to perform in 2009 will be performed in future years.

Concentration of Revenues
(in thousands)
Years ended December 31,

| Source of Revenues | 2009 Revenues | % | 2008 Revenues | % | 2007 Revenues | % |
|---|---|---|---|---|---|---|
| CED Army Equipment Support | $ 55,381 | 5.4 | $ 319,933 | 30.7 | $218,615 | 33.5 |
| CED Assured Mobility Systems | 144,375 | 14.2 | 92,669 | 8.9 | 27,547 | 4.2 |
| RCV Modernization (including FSS and SED labor support) | 82,734 | 8.2 | 3,565 | 0.3 | - | - |
| CED Other | 175,048 | 17.3 | 172,153 | 16.5 | 47,482 | 7.3 |
| Total CED | 457,538 | 45.1 | 588,320 | 56.4 | 293,644 | 45.0 |
| GLOBAL Egypt | 55,317 | 5.5 | 49,926 | 4.8 | 51,295 | 7.9 |
| GLOBAL Romania | 20,136 | 1.9 | 9,737 | 0.9 | 3,682 | 0.6 |
| GLOBAL India | - | 0.0 | 55 | 0.0 | 38,337 | 5.9 |
| GLOBAL Other | 30,011 | 3.0 | 22,013 | 2.1 | 20,410 | 3.1 |
| Total GLOBAL | 105,464 | 10.4 | 81,731 | 7.8 | 113,724 | 17.5 |
| Treasury Seized Asset Program | 45,090 | 4.4 | 55,218 | 5.3 | 53,690 | 8.2 |
| POA Project | 35,699 | 3.5 | 89,722 | 8.6 | 30,674 | 4.7 |
| Other | 370,848 | 36.6 | 228,744 | 21.9 | 161,432 | 24.6 |
| Total Revenues | $1,014,639 | 100.0 | $1,043,735 | 100.0 | $653,164 | 100.0 |

## Management Outlook

We have made a strategic commitment to increase our direct labor revenue and diversify our service offerings and customer base to improve our profit margins. Concurrently, we will continue to pursue large DoD contracts for which we have demonstrated proven expertise as those opportunities arise.

We have significantly increased our workforce in 2008 and 2009 and we expect to achieve further increases in future years.

| | Employee Count | % Increase |
|---|---|---|
| As of December 31, 2007 | 1,223 | |
| Increase in 2008 | + 697 | |
| As of December 31, 2008 | 1,920 | + 57% |
| Increase in 2009 | + 614 | |
| As of December 31, 2009 | 2,534 | + 32% |

The majority of our new employees are engaged in work on DoD legacy systems sustainment services, an area on which we believe DoD will continue to be focused in the near future. Concurrently, requirements for work performed by our subcontractors that generated much of our revenue growth in years prior to 2009 have declined. As a result, an increasing amount of our work is performed by our employees and we are relying less on subcontractors. Revenue from work performed by our employees, or direct labor revenue, typically has a higher profit margin than revenue generated by our subcontractors, which generally has little or no associated profit. While the decline in subcontractors is expected to result in flatter overall revenue growth in the near term, we expect to benefit from improved profit margins associated with our employee growth, enhanced control of our client relationships, and reduced dependence upon subcontractor priorities.

We are augmenting our core base of DoD work by emphasizing growth in our non-DoD services. These efforts have included: 1) an emphasis on marketing our Energetics subsidiary services that has shown favorable results, including some recent contract awards that will be performed during the next three to five years; 2) the increase in our G&B subsidiary employees and revenues during 2009; 3) an emphasis on marketing our ICRC subsidiary infrastructure services to a wider range of clients; and 4) our continued commitment to grow through strategic acquisitions of companies that perform work outside the DoD market. We expect these efforts directed toward the growth of our work in the Federal Civilian marketplace to contribute to overall future revenue growth and financial performance.

We also know there are risks and uncertainties related to our business. We recognize that 2009 was a government transition year and government spending priorities may continue to change significantly. There are indications of a shift in government spending to more energy, IT-related infrastructure, health care IT, and DoD legacy systems sustainment services. We believe that our current capabilities have us well positioned to pursue these opportunities.

The government transition has also affected the timing of contract awards and the funding process. The federal technical services industry experienced an extraordinary delay in contract awards during the first year of the new administration as it ensured these transactions were consistent with its priorities. We anticipate that this delay in contract awards will continue into the first half of 2010. Additionally, the government workforce has continued to experience a loss of qualified contracting personnel in recent years. While the government is seeking to replace this personnel loss, we believe that this transition in the government workforce may impact proposal decisions and delay funding of new and ongoing contract efforts. The impact of the government's transition and workforce issues is reflected in the summary of funding activity presented below.

***Bookings and Funded Backlog***

Revenues in government contracting businesses are dependent upon contract funding ("Bookings") and funded contract backlog is an indicator of potential future revenues. A summary of our bookings and revenues for the years ended December 31, 2009, 2008 and 2007, and funded contract backlog as of December 31, 2009, 2008 and 2007 is as follows.

| | (in millions) | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Bookings . . . . . . . . . . . . . . . . | $939 | $1,189 | $736 |
| Revenues . . . . . . . . . . . . . . . . | $1,015 | $1,044 | $653 |
| Funded Backlog . . . . . . . . . . . . . | $476 | $567 | $408 |

***Rapid Response Program***

In January 2009, the U.S. Army informed us that it would not consider our proposal for a new contract, known as Rapid Response - Third Generation ("R2-3G") to succeed our current R2 Program contract. Partially due to protest efforts by us and other offerors, the Army subsequently amended the solicitation to allow additional prime contract awards. We were eligible for these additional awards and submitted a proposal that is currently under evaluation.

In addition, we have been transferring work that had previously been performed through our R2 contract to our other omnibus contracts. We are continuing this effort by seeking new task order awards on our other omnibus contracts for this work as the R2 task orders expire. The award of a prime contract under the R2-3G program would provide us with an additional, but not essential, contract on which to place existing work and potential new work. We expect to continue our work on existing task orders under our current R2 contract through the scheduled contract expiration in January 2011. CED revenues are expected to decrease as the R2 contract nears completion due to the expiration of individual task orders. While the CED division had program work set to expire in February 2009, it was awarded new work in January 2009. It is difficult to assess the financial impact regarding the final outcome of the R2-3G program and our level of participation, given uncertain DoD work requirements and our potential to perform work under other multiple award omnibus contracts. A substantial portion of our revenues on the R2 contract are from low profit margin subcontract work. We believe our efforts in replacing subcontract work with direct labor are resulting in increases in our profit margins.

***Other Programs and Contracts***

In addition to a significant new source of work in 2009 and 2010, the RCV Maintenance Program gives us a key presence in Kuwait and could potentially provide us with additional work in the future. Our FSS division is performing the work on the RCV Maintenance Program and the presence of the FSS workforce and the facility it occupies in Kuwait could attract additional similar work.

Our ELD division has expanded its workforce, facilities, capacity to provide services, contractual coverage and funding since its inception, resulting in further increases in revenues from these services in 2009. ELD revenues are primarily generated from direct labor. Our investment in facilities and personnel to support this work enhances our ability to serve DoD's growing need for our equipment refurbishment and sustainment services. Our ELD division currently has several bids pending for additional new work that if awarded, would be expected to increase significantly the number of our employees and revenues. Recently released DoD budget exhibits reflect a significant plan for continuing this type of work for several years to come.

Our SED division was awarded a subcontract in 2009 to provide Vehicle Integration Kits ("VIKs"), spare VIK components, and engineering and installation support on tactical wheeled vehicles and combat vehicles for the U.S. Army and U.S. Marine Corps through a multiple award indefinite delivery/indefinite quantity contract under the Driver's Vision Enhancer-Family of Systems ("DVE-FOS") program. The subcontract has an anticipated ceiling value of approximately $190 million over a five-year period. We have pursued this work for several years and we believe that this award will rekindle the growth of revenues and profits in our SED division after its completion in 2008 of a four-year, $96 million program to provide a protection system, the Tanker Ballistic Protection System ("TBPS"), for vehicles deployed by the U.S. Army in Iraq.

Our GLOBAL division revenues have increased in 2009 compared to the prior year. Also, we expect further increases in our ship transfer revenues in the near term based on indications from new requests for FMS assets, congressional approval of certain ship transfers, and our receipt of a $249 million contract option modification award in November 2009 from the U.S. Navy to provide for an additional 12 months of continued support. This may include some of our current client countries and some new client countries.

The CFT Program contract gives us the opportunity to increase our sustainment and legacy services performed for the Air Force. This program is contributing to direct labor revenue increases in our FMD division. Our FMD division also recently entered into a software license and services agreement that will enable us to expand our logistics support services for air, sea and land military assets.

The U. S. Department of Treasury has extended our Treasury Seized Asset Program work through September 30, 2010. Due to larger than anticipated levels of work on this contract and the complexity in administering performance incentives under the contract, we agreed with our customer to discontinue additional award terms to allow the customer to re-compete the contract under a more appropriate contract type for work to be performed after September 30, 2010.

Our G&B subsidiary received two major awards in 2009. One award is a subcontract to provide systems operations support services to the Social Security Administration. While future revenues from this award cannot be determined with certainty, the engagement has a ceiling value of $100 million over five years. G&B also received a $26 million prime contract award with a base period of one year and four one-year option periods from the Army Armament Research, Development and Engineering Center to provide enterprise excellence services.

Our Energetics subsidiary was awarded one of the largest contracts in its history in 2009 by the U.S. Department of Energy's Office of Electricity Delivery and Energy Reliability. Energetics expects to receive up to $11.3 million to provide services under a three-year subcontract.

Our ICRC subsidiary's work on the POA Project in Anchorage, Alaska has been a challenge in 2009. Revenues and profits were down significantly on this project in 2009 due to temporary work schedule delays caused by environmental, technical and weather issues near the site on which ICRC conducts its PIEP work. We expect revenue levels on this job to recover because most of the work we were unable to perform in 2009 will be performed in 2010 and future years.

We were awarded a GSA Logistics Worldwide ("LOGWORLD") contract in 2009. This new contract is available to all government agencies and represents potential revenues of approximately $50 million for the five-year base period, with options to extend the period of performance for up to 10 additional years.

We have several GSA work schedules and multiyear, multiple award, indefinite delivery, indefinite quantity ("omnibus") contracts that have large nominal ceiling amounts. These contracts include the Field and Installation Readiness Support Team ("FIRST") contract with the U.S. Army, the SeaPort Enhanced contract with the U.S. Navy, and the U.S. Army PEO CS & CSS Omnibus III contract. We are one of several awardees on each contract. While our future revenues from these GSA work schedules and omnibus contracts cannot be predicted with certainty, they, along with our CFT Program contract, allow us to pursue task order awards for new work.

In summary, we believe that we are well positioned to meet the challenges of sustaining and improving the revenue and profit levels we have achieved in recent years. This confidence is supported by 1) the expansion of our equipment refurbishment and sustainment services performed by ELD and the ship transfer services performed by GLOBAL; 2) our new work on the RCV Maintenance and CFT Programs; 3) our position as a prime contractor on our FIRST contract that presents us with some significant bidding opportunities and award prospects; 4) our growing level of work in the Federal Civil marketplace; 5) our increased marketing efforts in both our DoD and Federal Civilian markets; and 6) our continued commitment to grow through strategic acquisitions.

## Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-01, "Generally Accepted Accounting Principles" ("ASC Topic 105"), which establishes the Accounting Standards Codification (the "Codification" or "ASC") as the single source of authoritative nongovernmental U.S. GAAP, effective July 1, 2009. The Codification supersedes existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and related literature. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification is effective for interim and annual financial periods ending after September 15, 2009. We adopted the Codification in the quarter ending September 30, 2009.

In October 2009, the FASB revised its accounting guidance related to revenue arrangements with multiple deliverables. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables. Also, the guidance expands the disclosure requirements for revenue arrangements with multiple deliverables. The guidance will be effective for us beginning on January 1, 2011, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted provided that the guidance is retroactively applied to the beginning of the year of adoption. We are currently assessing the potential effect the adoption of this new guidance will have, if any, on our consolidated financial statements.

## Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe the following critical accounting policies affect the more significant accounts, particularly those that involve judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

***Revenue Recognition***

Substantially all of our services are performed for our customers on a contract basis. The three primary types of contracts used are time and materials, cost-type, and fixed-price. Revenues result from work performed on these contracts by our employees and our subcontractors and from costs for materials and other work related costs allowed under our contracts.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits on time and materials contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Our Global contract and our PIEP contract are cost plus award fee contracts. Both of these contracts have terms that specify award fee payments that are determined by performance and level of contract activity. Award fees are made during the year a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. We do not recognize award fee income until the fees are certain, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on these contracts will fluctuate from period to period.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On design, development and production fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting. Revenues on fixed-price service contracts are recorded as work is performed, typically ratably over the service period. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered.

Revenues by contract type for the years ended December 31 were as follows (in thousands):

| Contract Type | 2009 Revenues | % | 2008 Revenues | % | 2007 Revenues | % |
|---|---|---|---|---|---|---|
| Time and materials . . | $ 761,644 | 75.1 | $ 759,693 | 72.8 | $ 388,564 | 59.5 |
| Cost-type . . . | 209,946 | 20.7 | 247,857 | 23.7 | 220,782 | 33.8 |
| Fixed-price . . | 43,049 | 4.2 | 36,185 | 3.5 | 43,818 | 6.7 |
| | $ 1,014,639 | 100.0 | $ 1,043,735 | 100.0 | $ 653,164 | 100.0 |

The increases in time and materials revenues in 2009 and 2008 shown in the table above is primarily attributable to revenues from the CED Army Equipment Support Program, the CED Assured Mobility Systems Program, and other CED task orders. Substantially all of the revenues on these programs result from the pass through of subcontractor support services that have a low profit margin for us.

We will occasionally perform work at risk, which is work performed prior to the government formalizing funding for such work. Revenue related to work performed at risk is not recognized until it can be reliably estimated and its realization is probable. We recognize this "risk funding" as revenue when the associated costs are incurred or the work is performed. We are at risk of loss for any risk funding not received. We provide for anticipated losses on contracts by a charge to income during the period in which losses are first identified. Revenues recognized in 2009 include approximately $841 thousand for which we had not received formalized funding as of December 31, 2009. We believe that we are entitled to reimbursement and will receive funding for all of this risk funding revenue.

***Long-Lived Assets***

In assessing the recoverability of long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

***Goodwill and Intangible Assets***

Goodwill and intangible assets with indefinite lives are subject to a review for impairment at least annually. We perform our annual impairment test as of October 1. The annual impairment assessment requires us to estimate the fair value of our reporting units. This estimation process involves the use of subjective assumptions. As of December 31, 2009, we had approximately $1.1 million of goodwill associated with our acquisition of Energetics, approximately $7.7 million of goodwill and intangible assets with indefinite lives associated with our acquisition of ICRC, and approximately $13.2 million of goodwill and intangible assets with indefinite lives associated with our acquisition of G&B. We have not recognized any reduction to the goodwill or indefinite-lived intangibles as a result of the annual impairment tests.

***Recoverability of Deferred Tax Assets***

The carrying value of our net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding our future taxable income change in the future, we may be required to record valuation allowances against our deferred tax assets, resulting in additional income tax expense.

**Results of Operations**

| | Revenues (dollars in thousands) Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | % | 2008 | % | 2007 | % |
| Federal Group | | | | | | |
| CED | $ 440,165 | 43.4 | $ 587,044 | 56.2 | $293,644 | 45.0 |
| SED | 28,338 | 2.8 | 26,520 | 2.5 | 36,854 | 5.6 |
| ELD | 79,256 | 7.8 | 43,954 | 4.2 | 26,158 | 4.0 |
| FSS | 38,079 | 3.7 | 7,999 | 0.8 | 1,335 | 0.2 |
| MSD | 113 | 0.0 | 1,890 | 0.2 | 2,700 | 0.4 |
| Group Total | 585,951 | 57.7 | 667,407 | 63.9 | 360,691 | 55.2 |
| International Group | | | | | | |
| GLOBAL | 105,464 | 10.4 | 81,731 | 7.8 | 113,724 | 17.4 |
| FMD | 208,669 | 20.6 | 137,655 | 13.2 | 112,805 | 17.3 |
| VCG | 1 | 0.0 | 635 | 0.1 | 1,472 | 0.2 |
| Group Total | 314,134 | 31.0 | 220,021 | 21.1 | 228,001 | 34.9 |
| IT, Energy and Management Consulting Group | | | | | | |
| Energetics | 22,482 | 2.2 | 19,161 | 1.8 | 14,522 | 2.2 |
| G&B | 51,309 | 5.1 | 30,664 | 3.0 | - | - |
| Other | 326 | - | 102 | - | - | - |
| Group Total | 74,117 | 7.3 | 49,927 | 4.8 | 14,522 | 2.2 |
| Infrastructure Group | | | | | | |
| ICRC | 40,437 | 4.0 | 106,380 | 10.2 | 49,918 | 7.7 |
| Other | - | 0.0 | - | 0.0 | 32 | 0.0 |
| | $1,014,639 | 100.0 | $1,043,735 | 100.0 | $653,164 | 100.0 |

Our revenues decreased by approximately $29 million or 3% for the year ended December 31, 2009 as compared to the prior year. The slight decline in revenues for this period resulted from decreases in revenues in our Federal Group of approximately $81 million and in our Infrastructure Group of approximately $66 million; increases in revenues in our International Group of approximately $94 million; and increases in revenues in our IT, Energy, and Management Consulting Group of approximately $24 million.

Our revenues increased by approximately $391 million or 60% for the year ended December 31, 2008 as compared to the prior year. The primary reason for the increases in revenues for 2008 was additional work associated with our CED R2 Program of approximately $404 million, including increased work on the CED Army Equipment Support Program of approximately $101 million and the CED Assured Mobility Systems Program of approximately $65 million. Additional significant reasons for the increase in our revenues in 2008 are: 1) ICRC is included in our financial results for the full year in 2008 compared to a shorter period in 2007 as a result of the June 2007 acquisition, resulting in an increase in ICRC revenues of approximately $57 million; and 2) the inclusion of revenues of G&B from the April 14, 2008 date of acquisition through year end of approximately $31 million.

Consolidated Statements of Income
(dollars in thousands)
Years ended December 31,

| | 2009 | % | 2008 | % | 2007 | % |
|---|---|---|---|---|---|---|
| Revenues | $1,014,639 | 100.0 | $1,043,735 | 100.0 | $653,164 | 100.0 |
| Contract costs | 974,897 | 96.1 | 1,011,408 | 96.9 | 629,951 | 96.5 |
| Gross profit | 39,742 | 3.9 | 32,327 | 3.1 | 23,213 | 3.5 |
| Selling, general and administrative expenses | 1,263 | 0.1 | 1,193 | 0.1 | 905 | 0.1 |
| Interest income, net | (120) | 0.0 | (115) | 0.0 | (699) | (0.1) |
| Income before income taxes | 38,599 | 3.8 | 31,249 | 3.0 | 23,007 | 3.5 |
| Provision for income taxes | 14,575 | 1.4 | 12,209 | 1.2 | 8,905 | 1.4 |
| Net income | $ 24,024 | 2.4 | $ 19,040 | 1.8 | $ 14,102 | 2.1 |

Our gross profit dollars increased by approximately $7.4 million or 23% in 2009 as compared to 2008. The increase resulted primarily from: 1) increased profits from revenues in our Federal Group of approximately $3.2 million; 2) increased profits from revenues in our International Group of approximately $4.3 million; 3) increased profits from revenues in our IT, Energy and Management Consulting Group of approximately $4.2 million; and 4) decreased profits from revenues in our Infrastructure Group of approximately $2.5 million.

Our gross profit dollars increased by approximately $9.1 million or 39% in 2008 as compared to 2007. The increases are primarily due to: 1) increased profits of approximately $5 million from the growth of revenues on our R2 program contract; 2) increased profits of approximately $3 million from the inclusion of G&B revenues beginning in April 2008; 3) increased profits of approximately $1.7 million from the inclusion of ICRC revenues in our operating results for the full year in 2008 as compared to only a partial year in 2007.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on our operating unit contracts. As a percentage of revenues, these expenses varied little in 2009 and 2008 as compared to the respective prior years.

We did not have significant borrowing requirements or interest expense in 2009, 2008 or 2007. Our net interest income increased in 2009 as compared to 2008 as profits from operations and resulting cash surpluses were invested. Our net interest income decreased in 2008 as compared to 2007 due to cash requirements associated with our acquisition of G&B and the growth of other parts of our business.

***Provision for Income Taxes***

Our effective tax rates were 37.8% for 2009, 39.1% for 2008, and 38.7% for 2007.

***Federal Group Results***

The following table shows consolidated operating results for our Federal Group (in thousands).

| | 2009 | % | 2008 | % | 2007 | % |
|---|---|---|---|---|---|---|
| Revenues | $585,951 | 100.0 | $667,407 | 100.0 | $360,690 | 100.0 |
| Contract costs | 564,628 | 96.4 | 649,149 | 97.3 | 348,794 | 96.7 |
| Gross profit | 21,323 | 3.6 | 18,258 | 2.7 | 11,896 | 3.3 |
| Selling, general and administrative expenses | 101 | 0.0 | 43 | 0.0 | 73 | 0.0 |
| Interest income, net | (89) | 0.0 | (379) | (0.1) | (252) | 0.0 |
| Income before income taxes | $ 21,311 | 3.6 | $ 18,594 | 2.8 | $ 12,075 | 3.3 |

Revenues for our Federal Group decreased approximately $81 million or 12% for the year ended December 31, 2009, as compared to the prior year. The decrease in revenues for 2009 was primarily attributable to a decrease in revenues on the CED Army Equipment Support Program of approximately $265 million. The decrease in revenues was partially offset by an increase in revenues on the RCV Modernization Program of approximately $79 million, an increase in revenues on the CED U.S. Army PM Assured Mobility Systems Program of approximately $52 million, and an increase in revenues of approximately $35 million from ELD's equipment refurbishment services.

Revenues for our Federal Group increased by approximately $307 million or 85% for the year ended December 31, 2008, as compared to the prior year. A substantial portion of the increase in revenues for 2008 was attributable to an increase in revenues of approximately $293 million associated with work on R2 Program task orders, including an increase in revenues on the CED Army Equipment Support Program of approximately $101 million and an increase in revenues on the CED U.S. Army PM Assured Mobility Systems Program of approximately $65 million. Revenue increases of approximately $18 million from ELD's equipment refurbishment services also contributed to the revenue increases in this segment in 2008.

Gross profits for our Federal Group increased by approximately $3.1 million or 17% for the year ended December 31, 2009 as compared to the prior year. The increase in gross profits is primarily due to an increase in profits on our ELD equipment refurbishment services of approximately $8.4 million resulting from the increase in ELD revenues and an improvement in the profit margins, and an increase in profits of approximately $2.1 million on the RCV Modernization Program. These increases helped to replace a decrease in profits of approximately $4.7 million due to the completion of the TBPS program in 2008 and the resulting absence of this program from our operating results in 2009, and a decrease in profits of approximately $3.0 million associated with the expiration of the CED Army Equipment Support Program in February 2009. Profit margins also improved in 2009 as compared to the prior year due to an increased level of direct labor generated revenues, primarily in ELD, and a decline in lower margin subcontractor generated revenue in CED.

Gross profits for our Federal Group increased by approximately $6.4 million or 53% for the year ended December 31, 2008, as compared to the prior year. The primary reason for the increased gross profit dollars was increased profits on R2 Program task orders of approximately $5.8 million arising from the increase in R2 Program revenues, including increased profits of approximately $1.9 million on the CED Army Equipment Support Program and increased profits of approximately $700 thousand on the CED U.S. Army PM Assured Mobility Systems Program. Profits from the inclusion of FSS services in our operating results for a full year contributed approximately $ 1.1 million to the increase in gross profits of this segment in 2008. These increases in profits were partially offset by a decline in ELD profits of approximately $500 thousand resulting from losses on work performed during the establishment of a new location in 2008.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on our Federal Group's contracts. As a percentage of revenues, these expenses varied little in 2009 and 2008 as compared to the respective prior years and have not been significant in relation to revenues levels.

The Federal Group realized interest income from cash invested in 2009, 2008, and 2007. During these years, we benefited from efficient cash flow cycles on certain CED task order work.

***International Group Results***

The following table shows consolidated operating results for our International Group (in thousands).

| | 2009 | % | 2008 | % | 2007 | % |
|---|---|---|---|---|---|---|
| Revenues | $314,134 | 100.0 | $220,021 | 100.0 | $228,002 | 100.0 |
| Contract costs | 303,972 | 96.8 | 214,146 | 97.3 | 220,624 | 96.8 |
| Gross profit | 10,162 | 3.2 | 5,875 | 2.7 | 7,378 | 3.2 |
| Selling, general and administrative expenses | 157 | 0.0 | 46 | 0.0 | 67 | 0.0 |
| Interest expense (income) | 436 | 0.1 | 110 | 0.1 | (124) | (0.1) |
| Income before income taxes | $ 9,569 | 3.1 | $ 5,719 | 2.6 | $ 7,435 | 3.3 |

Revenues for our International Group increased approximately $94 million or 43% for the year ended December 31, 2009, as compared to the same period for the prior year. The increase in revenues resulted primarily from an increase of approximately $67 million in the level of FMD services provided on engineering and technical services task orders; an increase of approximately $24 million in the level of GLOBAL services, including increased revenues of approximately $10 million to provide support services to the government of Romania; and to an increase in revenues on the CFT Program in 2009 of approximately $14 million. The revenue increases for this period were partly offset by a decrease in revenues on the Treasury Seized Asset Program of approximately $10 million.

Revenues for our International Group decreased by approximately $8 million or 3.5% for the year ended December 31, 2008, as compared to the prior year. Our GLOBAL division had approximately $38 million of 2007 revenues from a ship transfer to India that was completed in 2007, and there was no similar ship transfer in 2008. This resulted in lower GLOBAL revenues and was the primary reason for the decrease in revenues for our International Group in 2008. This decrease was partially offset by increases of approximately $23 million in the level of FMD services provided on engineering and technical services task orders and an increase of approximately $6.5 million in GLOBAL services provided to the country of Taiwan.

Gross Profits for our International Group increased by approximately $4.3 million or 73% for the year ended December 31, 2009, as compared to the prior year. The increase is primarily due to an increase in profits of approximately $2.3 million on the Treasury Seized Asset Program resulting from an increase in incentive fees earned associated with re-negotiated target cost levels; an increase in profits of approximately $621 thousand from the increased level of FMD services provided on engineering and technical services task orders; and an increase in profits of approximately $487 thousand from the increase in revenues on the CFT Program.

Gross Profits for our International Group decreased by approximately $1.5 million or 20% for the year ended December 31, 2008, as compared to the prior year. The decrease in 2008 resulted primarily from a decrease of approximately $1 million in GLOBAL profits due to a reduction in fees earned by GLOBAL as a result of the lower GLOBAL revenues.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the International Group's contracts. As a percentage of revenues, these expenses varied little in 2009 and 2008 as compared to the respective prior years and have not been significant in relation to revenues.

Our International Group had net interest expense in 2009 and 2008 and net interest income in 2007. Interest income and expense vary from year to year due to growth in work performed and to normal fluctuations in the billing and collections cycle.

***IT, Energy and Management Consulting Group Results***

The following table shows consolidated operating results for our IT, Energy and Management Consulting Group (in thousands).

| | 2009 | % | 2008 | % | 2007 | % |
|---|---|---|---|---|---|---|
| Revenues | $74,117 | 100.0 | $49,927 | 100.0 | $14,522 | 100.0 |
| Contract costs | 66,344 | 89.5 | 45,148 | 90.4 | 13,139 | 90.5 |
| Gross profit | 7,773 | 10.5 | 4,779 | 9.6 | 1,383 | 9.5 |
| Selling, general and administrative expenses | 406 | 0.5 | 375 | 0.8 | 41 | 0.3 |
| Interest income, net | (35) | 0.0 | (198) | (0.4) | (272) | (1.9) |
| Income before income taxes | $ 7,402 | 10.0 | $ 4,602 | 9.2 | $ 1,614 | 11.1 |

Upon our acquisition of G&B in April 2008, G&B became part of this segment. G&B revenues and profits are included in this segment for 12 months in 2009 and 8½ months in 2008. G&B revenues and profits are not included in 2007. The inclusion of G&B's revenues and profits in this segment for different lengths of time in each year is the primary reason for significant increases to the segment's revenues and profits in 2009 and 2008.

Revenues for our IT, Energy and Management Consulting Group increased by approximately $24 million for the year ended December 31, 2009, as compared to the prior year. Gross profits for this segment increased by approximately $3.0 million for the year ended December 31, 2009, as compared to the prior year. Approximately $14 million of the revenue increase and $1.4 million of the profit increase is attributable to the inclusion of G&B's results in this segment for a full year in 2009 as compared to 8½ months in 2008. Approximately $7 million of the revenue increase and $1.2 million of the profit increase is attributable to additional contract awards for G&B and increases in G&B's employee workforce in 2009. Increases in Energetics' revenues of approximately $3 million and Energetics profits of approximately $481 thousand also contributed to the increases in this segment in 2009.

Revenues for this segment increased by approximately $35 million for the year ended December 31, 2008, as compared to the prior year. Gross profits for this segment increased by approximately $3.4 million for the year ended December 31, 2008, as compared to the prior year. Approximately $31 million of the revenue increase and $3 million of the profit increase is attributable to the inclusion of G&B's results in this segment beginning in 2008. Increases in Energetics' revenues of approximately $4.6 million and Energetics profits of approximately $646 thousand also contributed to the increases in this segment in 2009.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on our contracts. The increase in these costs for this segment in 2008 is due to the inclusion of G&B's results in this segment.

Interest income for our IT, Energy and Management Consulting Group decreased in 2009 and 2008 as compared to the respective prior years as cash surpluses were used to finance the increases in revenues.

***Infrastructure Group***

The following table shows consolidated operating results for the Infrastructure Group (in thousands).

| | 2009 | % | 2008 | % | 2007 | % |
|---|---|---|---|---|---|---|
| Revenues | $40,437 | 100.0 | $106,380 | 100.0 | $49,918 | 100.0 |
| Contract costs | 39,313 | 97.2 | 102,131 | 96.0 | 46,844 | 93.8 |
| Gross profit | 1,124 | 2.8 | 4,249 | 4.0 | 3,074 | 6.2 |
| Selling, general and administrative expenses | 148 | 0.4 | 154 | 0.1 | 310 | 0.6 |
| Interest income, net | (14) | 0.0 | (72) | 0.0 | (44) | 0.0 |
| Income before income taxes | $ 990 | 2.4 | $ 4,167 | 3.9 | $ 2,808 | 5.6 |

This segment consists of our ICRC subsidiary that we acquired in June of 2007. Revenues decreased by approximately $66 million or 62% for the year ended December 31, 2009, as compared to the prior year. Gross profits for this segment decreased by approximately $3.1 million or 74% for the year ended December 31, 2009, as compared to the prior year.

Certain environmental, technical and weather issues near the site on which ICRC conducts its POA Project work have caused temporary work schedule delays in 2009. These delays have had a negative impact on 2009 revenues and profits, with revenues from the PIEP work decreasing by approximately $54 million and profits from the POA Project decreasing by approximately $2.8 million. The environmental and technical issues are not caused by the work conducted by ICRC, but ICRC must comply with recent changes and delays from environmental restrictions, recent endangered species declarations and delays due to new permit application requirements, recent permit conditions that slow the field work to best mitigate environmental impacts, and the study, review, and approval of certain technical issues by the client prior to moving planned work forward. We have also seen delays in contract actions on proposals pending evaluation by the government.

We have transferred certain work previously performed by ICRC to our other groups to better align the work or the customers served with our longer term corporate level strategies. Specifically, information technology services work has been transferred to our IT, Energy and Management Consulting Group and certain U. S. Army vehicle work has been transferred to our Federal Group. The decreases in our Infrastructure Group's revenues and profits in 2009 that are not attributable to the decrease in PIEP work are primarily the result of transferring work to our other groups.

Revenues increased by approximately $56 million or 113% for the year ended December 31, 2008, as compared to the prior year. Gross profits for this segment increased by approximately $1.2 million or 38% for the year ended December 31, 2008, as compared to the prior year. The increases in revenues and profits in 2008 are primarily due to the inclusion of ICRC in our operating results for a full year in 2008 as compared to approximately seven months in 2007.

## Financial Condition

Our financial condition did not change materially during 2009. Changes to asset and liability accounts were due primarily to our earnings, our level of business activity, contract delivery schedules, subcontractor and vendor payments required to perform our work, and the timing of associated billings to and collections from our customers.

## Liquidity and Capital Resources

***Cash Flows***

Cash and cash equivalents increased by approximately $7.4 million during 2009.

Cash provided by operating activities increased by approximately $1.5 million in 2009 as compared to 2008. An increase of approximately $5 million in cash provided by net income and an increase of approximately $1.4 million from an increase in depreciation and amortization and other non-cash operating activities was offset by a decrease of approximately $1.5 million for the acquisition of a software license and a decrease of approximately $3.4 million due to changes in the levels of working capital components. Of these working capital components, our largest asset is our accounts receivable and our largest liability is our accounts payable. A significant portion of our accounts receivable and accounts payable result from the use of subcontractors to perform work on our contracts and from the purchase of materials to fulfill our contract requirements. Accordingly, our levels of accounts receivable and accounts payable may fluctuate significantly depending on the timing of government services ordered, the timing of billings received from subcontractors and materials vendors to fulfill these services, and the timing of payments received from government customers in payment of these services. Such timing differences have the potential to cause significant increases and decreases in our accounts receivable and accounts payable in short time periods.

Cash used in our investing activities in 2009 decreased by approximately $18.5 million as compared to 2008. This was primarily due to the acquisition of G&B for which we expended cash at closing of approximately $17.1 million in 2008.

Cash of approximately $6.7 million was used for financing activities in 2009 as compared to cash provided by financing activities of approximately $6.4 million for the same period of 2008. This difference was primarily due to paying down borrowings on our bank loan in 2009 as compared to 2008 when we borrowed to finance our acquisition of G&B.

Our cash and cash equivalents increased by approximately $529 thousand during 2008.

Cash provided by operating activities in 2008 increased by approximately $14.7 million in 2008 as compared to 2007. Approximately $4.9 million of this increase was due to the increase in net income, approximately $6.4 million was due to an increase in depreciation and amortization and other non-cash operating activities and approximately $3.4 million was due to changes in the levels of working capital components such as receivables, contract inventories, accounts payable, and accrued expenses that are associated with our contract requirements and billing and collections cycle. As described above, these working capital components tend to fluctuate significantly depending on the timing of government services ordered, which has the potential to cause significant increases and decreases in these working capital components.

Cash used in our investing activities in 2008 increased by approximately $8.3 million as compared to 2007. This was due primarily to the higher cost of acquiring G&B in 2008 for approximately $17.1 million compared to the cost of acquiring ICRC in 2007 for approximately $11.6 million, additional payments associated with the cost of acquiring ICRC made in 2008, and to an increased level of investment in property and equipment.

Cash provided by our financing activities in 2008 increased by a net amount of approximately $2.8 million as compared to 2007. This resulted from an increase of approximately $6.6 million in net bank borrowings and a decrease of approximately $3.6 in cash provided by activity associated with our stock incentive plans.

We paid quarterly cash dividends totaling $0.19 per share during 2009. Pursuant to our bank loan agreement, our payment of cash dividends is subject to annual restrictions. We have paid cash dividends each year since 1973.

***Liquidity***

Our internal sources of liquidity are primarily from operating activities, specifically from changes in the level of revenues and associated accounts receivable and accounts payable, and from profitability. Significant increases or decreases in revenues and accounts receivable and accounts payable can cause significant increases or decreases in internal liquidity. Our accounts receivable and accounts payable levels can be affected by changes in the level of the work we perform and by the timing of large materials purchases and subcontractor efforts used in our contracts.

We also purchase property and equipment and invest in expansion, improvement, and maintenance of our operational and administrative facilities. From time to time, we may also invest in the acquisition of other companies. Our acquisitions of ICRC in 2007 and G&B in 2008 required a significant use of our cash. While there are no pending specific additional acquisitions at this time, we continue to seek opportunities for growth through strategic acquisitions.

Our external liquidity consists of a loan agreement with a group of banks that provides us with revolving loans and letters of credit. The maximum amount of credit available to us as of December 31, 2009 was $50 million and under the loan agreement we may elect to increase the maximum credit availability up to $75 million. The maturity date of the loan agreement is August 26, 2011. The amount of credit available to us under the loan agreement is subject to certain conditions, including a borrowing formula based on our billed receivables. Under the terms of the loan agreement, we may borrow against the revolving loan at any time and can repay the borrowings at any time without premium or penalty. We pay a commitment fee, interest on any revolving loan borrowings at a prime-based rate or an optional LIBOR-based rate, and fees on any letters of credit that are issued.

We were using approximately $4.8 million of the loan agreement availability as of December 31, 2009, consisting of letters of credit. We had no revolving loan amounts outstanding as of December 31, 2009. During 2009, the highest outstanding amount was $23.4 million and the lowest was $0. The timing of certain payments made and collections received associated with our subcontractor and materials requirements and other operating expenses can cause temporary peaks in our outstanding revolving loan amounts.

The loan agreement contains collateral requirements that secure our assets, restrictive covenants, a limit on annual dividends, and other affirmative and negative covenants. Restrictive covenants include a maximum Leverage Ratio (Total Funded Debt/EBITDA) and a minimum Fixed Charge Coverage Ratio that we were in compliance with at December 31, 2009.

| | | |
|---|---|---|
| | Maximum Ratio | Actual Ratio |
| Leverage Ratio | 3.00 to 1 | 0.11 to 1 |
| | Minimum Ratio | Actual Ratio |
| Fixed Charge Coverage Ratio | 1.25 to 1 | 2.93 to 1 |

Our banks continue to maintain investment grade credit ratings from the ratings services and we believe that we are well positioned to obtain financing from other banks if the need should arise. Accordingly, we do not believe that turbulence in the financial markets will have a material adverse impact on our ability to finance our business, financial condition, or results of operations. We currently do not use public debt security financing.

***Contractual Obligations***

The following table shows our consolidated contractual obligations as of December 31, 2009 (in thousands):

| Contractual Obligations | Total | Payments Due by Period<br>Less than 1 year | 1-3 years | 4-5 years | After 5 years |
|---|---|---|---|---|---|
| Operating leases, net of non-cancelable sublease income | $106,283 | $10,170 | $18,568 | $17,923 | $59,622 |
| Purchase obligations | 1,168 | 1,168 | - | - | - |
| Total | $107,451 | $11,338 | $18,568 | $17,923 | $59,622 |

Operating lease commitments are primarily for our principal executive and administrative offices and leased facilities for office, shop, and warehouse space located near customer sites or to serve customer needs, including the new 15-year lease agreement we signed during 2009, for the new executive and administrative headquarters beginning in the spring of 2012. We also have some equipment and software leases that are included in these amounts.

Purchase obligations consist primarily of contractual commitments associated with our information technology systems. The table excludes contractual commitments for materials or subcontractor work purchased to perform U.S. Government contracts. Such commitments for materials and subcontractors are reimbursable when used on the contracts, and generally are also reimbursable if a contract is "terminated for convenience" by the government pursuant to federal contracting regulations.

## Inflation and Pricing

Most of our contracts provide for estimates of future labor costs to be escalated for any option periods, while the non-labor costs in our contracts are normally considered reimbursable at cost. Our property and equipment consists principally of computer systems equipment, furniture and fixtures, shop equipment, and land and improvements. We do not expect the overall impact of inflation on replacement costs of our property and equipment to be material to our future results of operations or financial condition.

## ITEM 7A. Quantitative and Qualitative Disclosures About Market Risks

***Interest Rates***

Our bank loan provides available borrowing to us at variable interest rates. The amount borrowed is not large with respect to our cash flows and we believe that we will be able to pay down any bank loan borrowings in a relatively short time frame. Because of this, we do not believe that any adverse movement in interest rates would have a material impact on future earnings or cash flows. If we were to significantly increase our borrowings, future interest rate changes could potentially have a material impact on us.

**ITEM 8. Financial Statements and Supplementary Data**

## Index To Financial Statements

**Report of Independent Registered Public Accounting Firm**

**The Board of Directors and Stockholders of VSE Corporation**

We have audited the accompanying consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSE Corporation and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VSE Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 4, 2010

**VSE Corporation and Subsidiaries**
**Consolidated Balance Sheets**

(in thousands, except share and per share amounts)

| | As of December 31, 2009 | 2008 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 8,024 | $ 638 |
| Receivables, principally U.S. Government, net | 175,185 | 206,717 |
| Deferred tax assets | 2,036 | 2,297 |
| Other current assets | 7,979 | 10,945 |
| Total current assets | 193,224 | 220,597 |
| Property and equipment, net | 24,683 | 21,484 |
| Intangible assets | 9,336 | 11,176 |
| Goodwill | 19,530 | 17,439 |
| Other assets | 7,217 | 5,270 |
| Total assets | $253,990 | $275,966 |
| Liabilities and Stockholders' Equity | | |
| Current liabilities: | | |
| Accounts payable | $112,995 | $158,015 |
| Bank notes payable | - | 6,676 |
| Accrued expenses | 34,069 | 31,498 |
| Dividends payable | 258 | 229 |
| Total current liabilities | 147,322 | 196,418 |
| Deferred compensation | 3,934 | 2,059 |
| Deferred income taxes | 324 | 404 |
| Other liabilities | 1,100 | 962 |
| Total liabilities | 152,680 | 199,843 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Common stock, par value $0.05 per share, authorized 15,000,000 shares; issued and outstanding 5,170,180 and 5,098,542, respectively | 258 | 255 |
| Additional paid-in capital | 15,720 | 13,557 |
| Retained earnings | 85,332 | 62,311 |
| Total stockholders' equity | 101,310 | 76,123 |
| Total liabilities and stockholders' equity | $253,990 | $275,966 |

The accompanying notes are an integral part of these balance sheets.

**VSE Corporation and Subsidiaries**
**Consolidated Statements of Income**

(in thousands, except share and per share amounts)

| | For the years ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Revenues | $1,014,639 | $1,043,735 | $ 653,164 |
| Contract costs | 974,897 | 1,011,408 | 629,951 |
| Gross profit | 39,742 | 32,327 | 23,213 |
| Selling, general and administrative expenses | 1,263 | 1,193 | 905 |
| Interest income, net | (120) | (115) | (699) |
| Income before income taxes | 38,599 | 31,249 | 23,007 |
| Provision for income taxes | 14,575 | 12,209 | 8,905 |
| Net income | $ 24,024 | $ 19,040 | $ 14,102 |
| Basic earnings per share: | $ 4.68 | $ 3.75 | $ 2.85 |
| Basic weighted average shares outstanding | 5,128,344 | 5,072,131 | 4,953,289 |
| Diluted earnings per share: | $ 4.67 | $ 3.74 | $ 2.82 |
| Diluted weighted average shares outstanding | 5,146,347 | 5,096,186 | 5,003,675 |

The accompanying notes are an integral part of these financial statements.

## VSE Corporation and Subsidiaries
## Consolidated Statements of Stockholders' Equity

(in thousands except per share data)

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2006 | 4,788 | $ 240 | $ 7,163 | $30,833 | $ 38,236 |
| Net income for the year . . | - | - | - | 14,102 | 14,102 |
| Stock-based compensation . | 5 | - | 551 | - | 551 |
| Exercised stock options . . | 260 | 13 | 2,004 | - | 2,017 |
| Excess tax benefits from share-based payment arrangements. . . . . . . | - | - | 2,245 | - | 2,245 |
| Dividends declared ($0.155) | - | - | - | (775) | (775) |
| Balance at December 31, 2007 | 5,053 | 253 | 11,963 | 44,160 | 56,376 |
| Net income for the year . . | - | - | - | 19,040 | 19,040 |
| Stock-based compensation (1) | 14 | 1 | 955 | - | 956 |
| Exercised stock options . . | 32 | 1 | 324 | - | 325 |
| Excess tax benefits from share-based payment arrangements. . . . . . . | - | - | 315 | - | 315 |
| Dividends declared ($0.175) | - | - | - | (889) | (889) |
| Balance at December 31, 2008 | 5,099 | 255 | 13,557 | 62,311 | 76,123 |
| Net income for the year . . | - | - | - | 24,024 | 24,024 |
| Stock-based compensation (2) | 32 | 1 | 1,234 | - | 1,235 |
| Exercised stock options . . | 39 | 2 | 432 | - | 434 |
| Excess tax benefits from share-based payment arrangements. . . . . . . | - | - | 497 | - | 497 |
| Dividends declared ($0.195) | - | - | - | (1,003) | (1,003) |
| Balance at December 31, 2009 | 5,170 | $ 258 | $15,720 | $85,332 | $101,310 |

(1) The stock-based compensation amount of $956 for 2008 is based on the compensation expense included in Contract costs of approximately $1,062, reduced by the tax withholding associated with the 2007 awards issued in March, 2008.

(2) The stock-based compensation amount of $1,235 for 2009 is based on the compensation expense included in Contract costs of $1,492, reduced by the tax withholding associated with the 2007 and 2008 awards issued in March, 2009.

The accompanying notes are an integral part of these financial statements.

## VSE Corporation and Subsidiaries
### Consolidated Statements of Cash Flows

(in thousands)

| | For the years ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $24,024 | $19,040 | $14,102 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 7,622 | 5,437 | 3,463 |
| (Gain) loss on sale of property and equipment | (157) | 10 | - |
| Deferred taxes | 558 | 1,241 | (805) |
| Stock-based compensation | 1,235 | 956 | 551 |
| Excess tax benefits on stock-based compensation | (497) | (315) | (2,245) |
| Changes in operating assets and liabilities, net of impact of acquisitions: | | | |
| Receivables, net | 31,532 | (66,928) | (59,141) |
| Contract inventories | - | - | 4,459 |
| Other current assets and noncurrent assets | 949 | (8,318) | (1,254) |
| Accounts payable and deferred compensation | (43,145) | 65,513 | 41,812 |
| Accrued expenses | 2,126 | 5,868 | 7,071 |
| Other liabilities | 138 | 421 | 235 |
| Net cash provided by operating activities | 24,385 | 22,925 | 8,248 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (8,634) | (10,016) | (8,731) |
| Cash paid for acquired businesses, net of cash acquired | (1,646) | (18,753) | (11,755) |
| Net cash used in investing activities | (10,280) | (28,769) | (20,486) |
| Cash flows from financing activities: | | | |
| Borrowings on loan arrangement | 204,649 | 245,864 | 9,589 |
| Repayments on loan arrangement | (211,325) | (239,269) | (9,508) |
| Dividends paid | (974) | (862) | (741) |
| Excess tax benefits on stock-based compensation | 497 | 315 | 2,245 |
| Proceeds from the exercise of stock options | 434 | 325 | 2,017 |
| Net cash (used in) provided by financing activities | (6,719) | 6,373 | 3,602 |
| Net increase (decrease) in cash and cash equivalents | 7,386 | 529 | (8,636) |
| Cash and cash equivalents at beginning of year | 638 | 109 | 8,745 |
| Cash and cash equivalents at end of year | $ 8,024 | $ 638 | $ 109 |

Supplemental cash flow disclosures (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Interest | $ 119 | $ 214 | $ 6 |
| Income taxes | $15,729 | $10,919 | $ 7,139 |

The accompanying notes are an integral part of these financial statements.

## (1) Nature of Business and Significant Accounting Policies

### Nature of Business

The term "VSE," the "Company," "us," "we," or "our" means VSE and its subsidiaries and divisions unless the context indicates operations on the parent company only.

Our business is focused on providing sustainment services for U.S. Department of Defense ("DoD") legacy systems and equipment and professional services to DoD and Federal Civilian agencies. VSE operations consist primarily of diversified program management, logistics, engineering, equipment refurbishment, IT, construction management and consulting services performed on a contract basis. Substantially all of our contracts are with United States Government ("government") agencies and other government prime contractors.

### Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements consist of the operations of our parent company, our unincorporated divisions and wholly owned subsidiaries. Our active, unincorporated divisions include GLOBAL Division ("GLOBAL"), formerly known as "BAV Division" or "BAV," Communications and Engineering Division ("CED"), Engineering and Logistics Division ("ELD"), Field Support Services Division ("FSS"), Fleet Maintenance Division ("FMD"), and Systems Engineering Division ("SED"). Energetics Incorporated ("Energetics"), Integrated Concepts and Research Corporation ("ICRC"), and G&B Solutions, Inc. ("G&B"), acquired in April 2008, are our currently active subsidiaries. In 2009, our inactive divisions include Coast Guard Division ("VCG"), and Management Sciences Division ("MSD"). All intercompany transactions have been eliminated in consolidation.

### Subsequent Events

There were no subsequent events that required recognition or disclosure.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include accruals for contract disallowance reserves, self-insured health claims, and estimated cost-to-complete on certain fixed-price contracts.

### Stock-Based Compensation

We account for share-based awards in accordance with the applicable accounting rules which require the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. The compensation expense, included in operating expenses, is amortized on a straight-line basis over the requisite service period. See Note 9 for further discussion of our stock-based compensation plans and related activity.

**Earnings Per Share**

Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options. There were no common shares issuable upon the exercise of stock options that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the years ended December 31, 2009, 2008 and 2007.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Basic weighted average common shares outstanding . . | 5,128,344 | 5,072,131 | 4,953,289 |
| Effect of dilutive options . . | 18,003 | 24,055 | 50,386 |
| Diluted weighted average common shares outstanding . . | 5,146,347 | 5,096,186 | 5,003,675 |

**Cash and Cash Equivalents**

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, the carrying values on our consolidated balance sheets approximate fair value.

**Property and Equipment**

Property and equipment are recorded at cost. Depreciation of computer equipment and furniture is provided principally by the straight-line method over periods of three to nine years. Depreciation of other equipment is provided principally by the double-declining method over periods of five to ten years. Depreciation of buildings and land improvements is provided principally by the straight-line method over periods of approximately twenty to thirty years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

**Concentration of Credit Risk/Fair Value of Financial Instruments**

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, cash equivalents and trade receivables. Contracts with the government either as a prime or subcontractor, accounted for approximately 99% of revenues for each of the years ending December 31, 2009, 2008, and 2007. We believe that concentrations of credit risk with respect to trade receivables are limited as they are primarily government receivables. We believe that the fair market value of all financial instruments, including assets of the deferred compensation plan and debt, approximate book value.

**Revenues**

Substantially all of our revenues result from contract services performed for the government or for contractors engaged in work for the government under a variety of contracts. Revenues are considered earned when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Award fee payments on certain cost plus award fee contracts are determined by performance and level of contract activity. We do not recognize award fee income until the fees are fixed or determinable, generally upon contract notification confirming the award fee.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Profits on time and materials contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts vary depending on the nature of the work and the contract terms. On design, development and production fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered.

For design and development contracts, we provide for anticipated losses on contracts, based on total revenue compared to total contract costs, by a charge to income during the period in which losses are first identified. Contract costs include direct and indirect costs, including general and administrative costs, which are considered costs and expenses of contracts.

Revenue related to work performed on contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized until it can be reliably estimated and its realization is probable.

A substantial portion of contract and administrative costs are subject to audit by the Defense Contract Audit Agency. Our indirect cost rates have been audited and approved for 2005 and prior years with no material adjustments to our results of operations or financial position. While we maintain reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, there can be no assurances that the audits of the indirect cost rates for 2009, 2008, 2007 and 2006 will not result in material adjustments to our results of operations or financial position.

**Receivables and Allowance for Doubtful Accounts**

Receivables are recorded at face value less an allowance for doubtful accounts. We review our receivables regularly to determine if there are any potential uncollectible accounts. The majority of our receivables are from agencies of the government, where there is minimal credit risk. We record allowances for bad debt as a reduction to receivables and an increase to bad debt expense. We assess the adequacy of these reserves by considering general factors, such as the length of time individual receivables are past due and historical collection experience.

**Deferred Compensation Plans**

We have a deferred compensation plan, the VSE Corporation Deferred Supplemental Compensation Plan, to provide incentive and reward for our management team based on overall corporate performance. Deferred compensation plan expense for the years ended December 31, 2009, 2008, and 2007 was approximately $1.7 million, $1.4 million, and $1.1 million, respectively.

Included in other current assets and other assets on the accompanying Consolidated Balance Sheets are assets of the deferred compensation plans which include debt and equity securities recorded at fair value. The fair value of the deferred compensation plan assets was approximately $4.8 million and $3.3 million as of December 31, 2009, and 2008, respectively. Because plan participants are at risk for market value changes in these assets, the liability to plan participants fluctuates with the asset values.

**Impairment of Long-Lived Assets**

Long-lived assets include property and equipment to be held and used. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that such a review is necessary. The criteria for determining impairment for such long-lived assets to be held and used are determined by comparing the carrying value of these long-lived assets to our best estimate of future undiscounted cash flows expected to result from the use of the assets. No impairment charges were recorded in the years ended December 31, 2009, 2008, and 2007.

**Income Taxes**

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets.

In the accompanying Consolidated Statements of Income, we classify interest expense related to unrecognized tax benefits as "Interest income, net" and any penalties in "Selling, general and administrative expenses." No interest or penalties related to unrecognized tax benefits were recorded in 2009, 2008 or 2007.

**Goodwill and Intangibles**

Goodwill and other indefinite-lived assets are not amortized, but are reviewed for impairment annually, or more frequently if potential interim indicators are identified. We test for impairment using a two-step approach at the reporting unit level by comparing the reporting unit's carry amount, including goodwill, to the estimated fair value of the reporting unit. If the carrying amount of the unit exceeds its estimated fair value, a second step is performed to measure the amount of impairment loss, if any. Based on the analysis we performed as of October 1, 2009, 2008 and 2007, respectively, we found no impairment in the carrying value of goodwill.

Intangible assets consist of the value of contract-related intangible assets and trade names acquired in the ICRC and G&B acquisitions (see Note 6). The contract related intangible assets are amortized on a straight line basis over their estimated useful lives of approximately 5 to 8 years with a weighted average life of approximately 6.2 years as of December 31, 2009.

**Recently Issued Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-01, "Generally Accepted Accounting Principles" ("ASC Topic 105"), which establishes the Accounting Standards Codification (the "Codification" or "ASC") as the single source of authoritative nongovernmental U.S. GAAP, effective July 1, 2009. The Codification supersedes existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and related literature. The Codification establishes one level of authoritative GAAP.

All other literature is considered non-authoritative. The Codification is effective for interim and annual financial periods ending after September 15, 2009. We adopted the Codification in the quarter ending September 30, 2009.

In October 2009, the FASB revised its accounting guidance related to revenue arrangements with multiple deliverables. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables. Also, the guidance expands the disclosure requirements for revenue arrangements with multiple deliverables. The guidance will be effective for us beginning on January 1, 2011, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted provided that the guidance is retroactively applied to the beginning of the year of adoption. We are currently assessing the potential effect the adoption of this new guidance will have, if any, on our financial statements.

## (2) Receivables

The components of receivables as of December 31, 2009 and 2008, were as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Billed | $ 50,410 | $ 70,044 |
| Unbilled: | | |
| Government retainage | 13 | 76 |
| Subcontract retainage | - | 3,372 |
| Other (principally December work billed in January) | 124,762 | 133,225 |
| Total receivables, net | $175,185 | $206,717 |

The "Unbilled: Other" includes certain costs for work performed at risk but which we believe will be funded by the government. Amounts not currently funded included in "Unbilled: Other" were approximately $841 thousand and $1.0 million as of December 31, 2009, and 2008, respectively.

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

| Allowance for Doubtful Accounts | Balance at Beginning of Year | Deductions[1] | Charged to Costs and Expenses | Balance at End of Year |
|---|---|---|---|---|
| Year ended December 31, 2009 | $ - | $92 | $92 | $ - |
| Year ended December 31, 2008 | $11 | $11 | $ - | $ - |
| Year ended December 31, 2007 | $14 | $ 3 | $ - | $11 |

(1) Write-offs and settlements

### (3) Other Current Assets and Other Assets

At December 31, 2009 and 2008, other current assets primarily consisted of vendor advances, prepaid rents and deposits, prepaid income taxes, software licenses, deferred compensation plan assets and prepaid maintenance agreements.

At December 31, 2009 and 2008, other assets primarily consisted of deferred compensation plan assets and cash surrender value of life insurance policies. In addition, at December 31, 2009, other assets included an acquired software license.

### (4) Property and Equipment

Property and equipment consisted of the following as of December 31, 2009 and 2008(in thousands):

| | 2009 | 2008 |
|---|---|---|
| Computer equipment . . . . . . . . . . . . . . . . . . | $14,323 | $ 9,553 |
| Furniture, fixtures, equipment and other . . . . . . | 12,108 | 10,459 |
| Leasehold improvements . . . . . . . . . . . . . . . . | 5,968 | 4,699 |
| Buildings and building improvements. . . . . . . . . | 6,573 | 6,564 |
| Land and land improvements . . . . . . . . . . . . . . | 3,084 | 3,085 |
| | 42,056 | 34,360 |
| Less accumulated depreciation and amortization . . . | (17,373) | (12,876) |
| Total property and equipment, net | $24,683 | $21,484 |

Depreciation and amortization expense for property and equipment for the years ended December 31, 2009, 2008 and 2007 was approximately $5.6 million, $3.6 million and $2.6 million, respectively.

### (5) Acquisitions

**G&B Solutions, Inc.**

On April 14, 2008, we acquired all of the capital stock of G&B. G&B's core expertise lies in enterprise architecture development, information assurance/business continuity, program and portfolio management, network IT servicers and systems design and integration. Cash paid at closing for G&B was approximately $19.5 million, including approximately $650 thousand of prepaid retention bonuses that were expensed in the post-acquisition period as the affected employees provided services, less approximately $600 thousand for certain closing adjustments. We also incurred approximately $200 thousand of direct acquisition costs consisting of legal, accounting and other fees.

Under the terms of the acquisition, we are required to make additional payments of up to $4.2 million over a three year post-closing period if G&B achieves certain financial performance targets. The first earn-out payment period ended on March 31, 2009 and resulted in a $1.4 million cash payment to the seller in the second quarter which was recorded as goodwill. The subsequent earn-out payment periods are April 1, 2009 to March 31, 2010 and April 1, 2010 to March 31, 2011. If earned and paid, such additional purchase price consideration will be recorded as goodwill on the consolidated balance sheet. Additionally, $212 thousand was paid and recorded as goodwill during the second quarter of 2009 for taxes related to the Internal Revenue Code Section 338(h)(10) election for the G&B acquisition. The results of G&B's operations are included in the accompanying consolidated financial statements beginning as of April 14, 2008.

**Integrated Concepts and Research Corporation**

On June 4, 2007, we acquired all of the capital stock of ICRC. ICRC's core expertise lies in engineering and transportation infrastructure, information technology, advance vehicle technology, aerospace, engineering and transportation infrastructure.

Cash paid at closing for ICRC was approximately $11.8 million. Potential additional cash payments of up to approximately $5.8 million are contingent on meeting certain financial targets during the first six years after the June 2007 acquisition related to the earn-out provisions of the agreement.

Based on ICRC's performance for the 2008 and 2007 earn-out periods, approximately $1.6 million and $557 thousand, respectively, was paid to the seller and recorded as goodwill. Additional goodwill of approximately $445 thousand was recorded as of December 31, 2009 for the earn-out payment that will be made to the seller as a result of achievement of the specified earnings target in 2009. The results of ICRC's operations are included in the accompanying consolidated financial statements beginning as of June 4, 2007.

## (6) Goodwill and Intangible Assets

Changes in goodwill for the years ended December 31, 2009 and 2008 are as follows (in thousands):

| | IT, Energy and Management Consulting | Infrastructure | Total |
|---|---|---|---|
| Balance as of December 31, 2007 | $ 1,054 | $4,174 | $ 5,228 |
| Goodwill recorded during the year | 10,587 | - | 10,587 |
| Contingent consideration earned | - | 1,624 | 1,624 |
| Balance as of December 31, 2008 | 11,641 | 5,798 | 17,439 |
| Contingent consideration earned | 1,400 | 445 | 1,845 |
| Tax payments and other | 246 | - | 246 |
| Balance as of December 31, 2009 | $13,287 | $6,243 | $19,530 |

Intangible assets consist of the value of contract-related intangible assets and trade names acquired in the ICRC and G&B acquisitions (see Note 5). Intangible assets not subject to amortization consist of trade names of approximately $2.4 million as of December 31, 2009 and 2008. Amortization of contract-related intangible assets was approximately $1.8 million, $1.6 million and $600 thousand for the years ended December 31, in 2009, 2008 and 2007, respectively.

Amortizable intangible assets were comprised of the following (in thousands):

| | Gross Carrying Value | Accumulated Amortization | Net Carrying Value |
|---|---|---|---|
| Contract-related intangible assets as of December 31, 2009 | $10,954 | $4,048 | $6,906 |
| Contract-related intangible assets as of December 31, 2008 | $10,954 | $2,208 | $8,746 |

Future expected amortization expense of the contract related intangible asset is as follows for the years ending December 31, (in thousands):

| | Amortization Expense |
|---|---|
| 2010 | $1,840 |
| 2011 | 1,840 |
| 2012 | 1,840 |
| 2013 | 708 |
| 2014 | 479 |
| Thereafter | 199 |
| Total | $6,906 |

**(7) Bank Notes Payable**

We have a loan agreement with a group of banks that provides us with revolving loans and letters of credit. The maximum amount of credit available to us as of December 31, 2009 was $50 million and includes a provision whereby we may elect to increase the maximum credit availability to a total of $75 million. The maturity date of the loan agreement is August 26, 2011. From time to time we may request changes in the amount, maturity date, or other terms and the banks may amend the loan to accommodate our request. The amount of credit available to us under the loan agreement is subject to certain conditions, including a borrowing formula based on our billed receivables. Under the terms of the loan agreement, we may borrow against the revolving loan at any time and can repay the borrowings at any time without premium or penalty. We pay a commitment fee, interest on any revolving loan borrowings at a prime-based rate or an optional LIBOR-based rate, and fees on any letters of credit that are issued.

We had approximately $4.8 million and $1.35 million of letters of credit outstanding as of December 31, 2009 and 2008, respectively. We had no revolving loan amounts outstanding as of December 31, 2009. As of December 31, 2008, revolving loan amounts outstanding were approximately $6.7 million. Interest expense incurred on revolving loan borrowings was approximately $117 thousand for the year ended December 31, 2009 and approximately $216 thousand for the year ended December 31, 2008.

The loan agreement contains collateral requirements that secure our assets, restrictive covenants, a limit on annual dividends, and other affirmative and negative covenants. Under the terms of the loan agreement, we have agreed to maintain a $600 thousand compensating balance with one of the banks. As of December 31, 2009 we have not been notified by the banks, nor are we aware, of any defaults under the loan agreement. We were in compliance with the covenants at December 31, 2009.

**(8) Accrued Expenses**

Accrued expenses consisted primarily of accrued compensation and benefits of approximately $28.9 million and $22.7 million as of December 31, 2009 and 2008, respectively. The accrued compensation and benefits amounts include bonus, salaries and related payroll taxes, vacation and deferred compensation.

**(9) Stock-Based Compensation Plans**

**(a) Restricted Stock Plan**

On January 2, 2006, our stockholders approved the VSE Corporation 2006 Restricted Stock Plan (the "2006 Plan") for its directors, officers and other employees. Under the provisions of the 2006 Plan, we are authorized to issue 250,000 shares of our common stock. The Compensation Committee is responsible for the administration of the 2006 Plan. The Compensation Committee determines each recipient of an award under the 2006 Plan, the number of restricted shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in award agreements between us and the recipients of the award. As of December 31, 2009, 197,487 restricted shares were available for grant under this plan.

On January 2, 2009, we awarded 6,300 shares of restricted stock to our non-employee directors under the 2006 Restricted Stock Plan. The grant-date fair value of these restricted stock grants was $39.81 per share. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date. Compensation expense related to these grants was approximately $251 thousand during the first quarter of 2009.

On January 2, 2008, we awarded 3,500 shares of restricted stock to our non-employee directors under the 2006 Restricted Stock Plan. The grant-date fair value of these restricted stock grants was $47.92 per share. The shares issued vested immediately and could not be sold, transferred, pledged or assigned before the second anniversary of the grant date. Compensation expense related to these grants was approximately $168 thousand during the first quarter of 2008.

On January 2, 2009, January 3, 2008 and January 2, 2007, we notified certain employees that they are eligible to receive awards under the 2006 Restricted Stock Plan based on our financial performance for the fiscal years 2009 (the "2009 Awards"), 2008 (the "2008 Awards"), and 2007 (the "2007 Awards"), respectively. Vesting of each award occurs one-third on the date of award and one-third on each of the next two anniversaries of such date of award. The date of award determination is expected to be in March 2010 for the 2009 Awards. The date of award determination for the 2008 Awards and 2007 Awards was March 3, 2009 and March 3, 2008, respectively. On each vesting date, 100% of the vested award is paid in our shares. The number of shares issued is based on the fair market value of our common stock on the vesting date. The earned amount is expensed ratably over the vesting period of approximately three years. On March 2, 2009, the employees eligible for the 2008 Awards and 2007 Awards received 23,538 shares of common stock. The grant-date fair value of these awards was $21.17 per share.

On April 28, 2009, an executive received 989 shares of common stock based on the vesting schedule of the award issued on April 22, 2008. The fair value of this award was $34.30 per share at the time of the award.

The stock-based compensation amount of approximately $1.2 million and approximately $1 million shown on the accompanying statements of cash flows for the years ended December 31, 2009 and 2008, respectively, is based on the compensation expense included in contract costs reduced by the tax withholding associated with the awards issued.

We have recognized approximately $1.2 million, $700 thousand, and $278 thousand in expense related to the awards to employees described above for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, there was approximately $1.5 million of unrecognized compensation costs related to these restricted stock awards which we expect to recognize over the next 26 months.

**(b) Stock Option Plans**

On December 30, 2005, our Board of Directors (the "Board") directed us to discontinue awarding options, both discretionary and nondiscretionary under our 1998 Stock Option Plan (the "1998 Plan") and our 2004 Stock Option Plan approved by our stockholders on May 3, 2005 (the "2004 Plan"). The 1998 Plan terminated on May 6, 2008 and no options issued remain outstanding.

As of December 31, 2009, no options issued under the 2004 Plan for VSE common stock remain outstanding. Each option granted under the 2004 Plan was issued at the fair market value of our common stock on the date of grant.

Information with respect to the number of shares under stock options is as follows:

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at January 1, 2008 | 73,500 | $11.53 |
| Granted . . . . . . . . | - | - |
| Exercised . . . . . . . | (32,000) | 10.07 |
| Forfeited . . . . . . . | - | - |
| Terminations . . . . . . | - | - |
| Outstanding at January 1, 2009 | 41,500 | 12.59 |
| Granted . . . . . . . . | - | - |
| Exercised . . . . . . . | (41,500) | 12.59 |
| Forfeited . . . . . . . | - | - |
| Terminations . . . . . . | - | - |
| Outstanding at December 31, 2009 | - | $ - |

The total intrinsic value of options exercised during 2009, 2008 and 2007 was approximately $1.3 million, $819 thousand and $5.8 million, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2008 was approximately $1.1 million. All options outstanding as of December 31, 2008 and December 31, 2007 were fully vested as of December 31, 2007. The total fair value of shares vested during the year ended December 31, 2007 was approximately $1.7 million. At December 31, 2009, there was no unrecognized compensation cost related to nonvested stock options.

**(c) Stock-Based Compensation Expense**

Stock-based compensation, which includes compensation recognized on stock option grants and restricted stock awards, was included in the following line items on the accompanying statements of income for the years ended December 31, 2009, 2008 and 2007 (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Contract costs . . . . . . . . . . . . . . . . . . | $1,492 | $1,062 | $370 |
| Selling, general and administrative expenses . . | - | - | 181 |
| Total pre-tax stock-based compensation included in income before income taxes | 1,492 | 1,062 | 551 |
| Income tax benefit recognized for stock-based compensation . . . . . . . . . . | (565) | (408) | (212) |
| Total stock-based compensation expense, net of income tax benefit | $ 927 | $ 654 | $339 |

**(10) Income Taxes**

We are subject to U.S. federal income tax as well as income tax in multiple state and local jurisdictions. We have substantially concluded all U.S. federal income tax matters as well as material state and local tax matters for years through 2005.

We file consolidated federal income tax returns that include all of our subsidiaries. The components of the provision for income taxes for the years ended December 31, 2009, 2008, and 2007 are as follows (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Current | | | |
| Federal | $12,075 | $ 9,061 | $8,326 |
| State | 1,942 | 1,907 | 1,384 |
| | 14,017 | 10,968 | 9,710 |
| Deferred | | | |
| Federal | 622 | 1,284 | (702) |
| State | (64) | (43) | (103) |
| | 558 | 1,241 | (805) |
| Provision for income taxes | $14,575 | $12,209 | $8,905 |

The differences between the amount of tax computed at the federal statutory rate of 35% for 2009, 2008 and 2007, and the provision for income taxes for 2009, 2008, and 2007 are as follows (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Tax at statutory federal income tax rate | $13,509 | $10,937 | $8,053 |
| Increases (decreases) in tax resulting from: | | | |
| State taxes, net of federal tax benefit | 1,230 | 1,211 | 833 |
| Permanent differences, net | 64 | 61 | 19 |
| Other, net | (228) | - | - |
| Provision for income taxes | $14,575 | $12,209 | $8,905 |

Our deferred tax assets and liabilities as of December 31, 2009 and 2008, which represent the tax effects of temporary differences between tax and financial accounting bases of assets and liabilities and are measured using presently enacted tax rates, are as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Current deferred tax assets | $3,353 | $2,816 |
| Current deferred tax liabilities | (1,317) | (519) |
| Net current deferred tax assets | 2,036 | 2,297 |
| Noncurrent deferred tax assets | 3,147 | 2,198 |
| Noncurrent deferred tax liabilities | (3,420) | (2,527) |
| Valuation allowance | (51) | (75) |
| Net noncurrent deferred tax liabilities | (324) | (404) |
| Net deferred tax assets | $1,712 | $1,893 |

As of December 31, 2009 and 2008, we had valuation allowances of approximately $51 thousand and $75 thousand, respectively, against certain deferred tax assets, which consisted solely of realized capital losses on investments in our deferred supplemental compensation plan. The valuation allowance is based on limited unrealized capital gains within the portfolio and the uncertainty of the future gains due to the current stock market.

We will continue to evaluate our valuation allowance position on a regular basis. To the extent that we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance.

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2009 and 2008, are as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Gross deferred tax assets | | |
| Deferred compensation and accrued paid leave . . . | $4,139 | $3,242 |
| Restricted stock expense . . . . . . . . . . . . . . | 430 | 280 |
| Accrued expenses . . . . . . . . . . . . . . . . . | 828 | 568 |
| Reserve for contract and other disallowances . . . | 231 | 204 |
| Stock option expense . . . . . . . . . . . . . . . | - | 52 |
| Retainage . . . . . . . . . . . . . . . . . . . . | 3 | 3 |
| Total gross deferred tax assets | 5,631 | 4,349 |
| Less valuation allowance | (51) | (75) |
| Net gross deferred tax assets | 5,580 | 4,274 |
| Gross deferred tax liabilities | | |
| Depreciation . . . . . . . . . . . . . . . . . . . . | (2,561) | (1,721) |
| Deferred revenues . . . . . . . . . . . . . . . . . | (927) | (417) |
| Intangible assets . . . . . . . . . . . . . . . . . | (380) | (243) |
| Total gross deferred tax liabilities | (3,868) | (2,381) |
| Net deferred tax assets | $1,712 | $1,893 |

## (11) Commitments and Contingencies

(a) Leases and Other Commitments

We have various non-cancelable operating leases for facilities, equipment, and software with terms between two and fifteen years. The terms of the facilities leases typically provide for certain minimum payments as well as increases in lease payments based upon the operating cost of the facility and the consumer price index. Rent expense is recognized on a straight-line basis for rent agreements having escalating rent terms. Lease payments for the years ended December 31, 2009, 2008, and 2007 were as follows (in thousands):

| | Lease Payments | Sublease Income | Net Expense |
|---|---|---|---|
| 2009 . . . . . . . . . . . | $12,546 | $782 | $11,764 |
| 2008 . . . . . . . . . . . | $10,378 | $709 | $ 9,669 |
| 2007 . . . . . . . . . . . | $ 7,180 | $981 | $ 6,199 |

Future minimum annual non-cancelable commitments as of December 31, 2009 are as follows (in thousands):

| | Lease Commitments | Sublease Income | Net Commitments |
|---|---|---|---|
| 2010 . . . . . . . . . . . | $ 10,628 | $ 459 | $ 10,169 |
| 2011 . . . . . . . . . . . | 9,190 | 477 | 8,713 |
| 2012 . . . . . . . . . . . | 10,352 | 497 | 9,855 |
| 2013 . . . . . . . . . . . | 9,530 | 169 | 9,361 |
| 2014 . . . . . . . . . . . | 8,563 | - | 8,563 |
| Thereafter . . . . . . . . | 59,622 | - | 59,622 |
| Total | $107,885 | $1,602 | $106,283 |

The future minimum annual non-cancelable commitments above includes our 15-year lease commitment under our agreement to lease a new building with approximately 95,000 square feet of office space that will serve as our new executive and administrative headquarters beginning in the spring of 2012.

(b) Contingencies

We have, in the normal course of business, certain claims against us and against other parties. In our opinion, the resolution of these claims will not have a material adverse effect on our results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

## (12) Business Segments and Customer Information

### Segment Information

Management of our business operations is conducted under four reportable operating segments: the Federal Group, the International Group, the IT, Energy and Management Consulting Group, and the Infrastructure Group. These segments operate under separate management teams and financial information is produced for each segment. The various divisions within the Federal Group and the International Group and the two subsidiaries within the IT, Energy and Management Consulting Group are operating segments as defined by the accounting standard for segment reporting and meet the aggregation of operating segments criteria. We evaluate segment performance based on consolidated revenues and profits or losses from operations before income taxes.

Federal Group - The Federal Group provides legacy equipment sustainment, engineering, technical, management, integrated logistics support and information technology services to all U.S. military branches and other government agencies. The Federal Group consists of five divisions: CED, ELD, FSS, SED and MSD. MSD became inactive in 2009.

International Group - Our International Group provides engineering, industrial, logistics and foreign military sales services to the U.S. military and other government agencies. It consists of three divisions: GLOBAL, FMD and VCG. VCG became inactive in 2009.

IT, Energy and Management Consulting Group - The IT, Energy and Management Consulting Group provides technical and consulting services primarily to various civilian government agencies. This group consists of Energetics and, upon acquisition in April 2008, G&B.

Infrastructure Group - The Infrastructure Group is engaged principally in providing diversified technical and management services to the government, including transportation infrastructure services and aerospace services. This group consists of ICRC.

Our segment information is as follows (in thousands):

For the years ended December 31,

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Revenues: | | | |
| Federal Group | $ 585,951 | $ 667,407 | $360,690 |
| International Group | 314,134 | 220,021 | 228,002 |
| IT, Energy and Management Consulting Group | 74,117 | 49,927 | 14,522 |
| Infrastructure Group | 40,437 | 106,380 | 49,918 |
| Corporate | - | - | 32 |
| Total revenues | $1,014,639 | $1,043,735 | $653,164 |
| Income before income taxes: | | | |
| Federal Group | $ 21,311 | $ 18,594 | $ 12,075 |
| International Group | 9,569 | 5,719 | 7,435 |
| IT, Energy and Management Consulting Group | 7,402 | 4,602 | 1,614 |
| Infrastructure Group | 990 | 4,167 | 2,808 |
| Corporate/unallocated expenses | (673) | (1,833) | (925) |
| Income before income taxes | $ 38,599 | $ 31,249 | $ 23,007 |
| Interest (income) expense: | | | |
| Federal Group | $ (89) | $ (379) | $ (252) |
| International Group | 436 | 110 | (124) |
| IT, Energy and Management Consulting Group | (35) | (198) | (272) |
| Infrastructure Group | (14) | (72) | (44) |
| Corporate | (418) | 424 | (7) |
| Total interest (income) expense | $ (120) | $ (115) | $ (699) |
| Depreciation and amortization expense: | | | |
| Federal Group | $ 4,008 | $ 2,242 | $ 1,514 |
| International Group | 1,211 | 967 | 890 |
| IT, Energy and Management Consulting Group | 1,168 | 877 | 184 |
| Infrastructure Group | 1,235 | 1,351 | 875 |
| Total depreciation and amortization | $ 7,622 | $ 5,437 | $ 3,463 |
| Capital expenditures: | | | |
| Federal Group | $ 2,898 | $ 5,941 | $ 6,401 |
| International Group | 427 | 1,248 | 332 |
| IT, Energy and Management Consulting Group | 268 | 419 | 75 |
| Infrastructure Group | 161 | 247 | 34 |
| Corporate | 4,880 | 2,161 | 1,889 |
| Total capital expenditures | $ 8,634 | $ 10,016 | $ 8,731 |
| As of December 31, | | | |
| Total assets: | | | |
| Federal Group | $ 125,040 | $ 145,786 | $ 74,204 |
| International Group | 38,994 | 47,331 | 49,438 |
| IT, Energy and Management Consulting Group | 19,543 | 17,258 | 3,860 |
| Infrastructure Group | 9,438 | 17,933 | 14,885 |
| Corporate | 60,975 | 47,658 | 29,384 |
| Total assets | $ 253,990 | $ 275,966 | $171,771 |

Revenues are net of inter-segment eliminations. Corporate/unallocated expenses are primarily selling, general and administrative expenses not allocated to segments. Corporate assets are primarily cash and property and equipment.

**Customer Information**

We are engaged principally in providing engineering, design, logistics, management and technical services to the government, other government prime contractors, and commercial entities. The largest customer for our services is the DoD, including agencies of the U.S. Army, Navy, and Air Force. Our revenue by customer is as follows for the years ended December 31,(in thousands):

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| Customer | Revenues | % | Revenues | % | Revenues | % |
| U.S. Army/Army Reserve | $ 555,238 | 54.7 | $ 625,237 | 59.9 | $344,296 | 52.7 |
| U.S. Navy | 271,189 | 26.7 | 195,792 | 18.8 | 189,534 | 29.0 |
| U.S. Air Force | 13,839 | 1.4 | 10,720 | 1.0 | 4,628 | 0.7 |
| Total - DoD | 840,266 | 82.8 | 831,749 | 79.7 | 538,458 | 82.4 |
| Department of U.S. Treasury | 47,676 | 4.7 | 57,021 | 5.5 | 55,020 | 8.4 |
| Department of Transportation | 35,722 | 3.5 | 89,873 | 8.6 | 30,977 | 4.7 |
| Department of Interior | 29,275 | 2.9 | 19,156 | 1.8 | 1,053 | 0.2 |
| Department of Energy | 16,111 | 1.6 | 12,812 | 1.2 | 10,537 | 1.6 |
| Other government | 42,670 | 4.2 | 29,748 | 2.9 | 11,427 | 1.8 |
| Total - Federal Civil Agencies | 171,454 | 16.9 | 208,610 | 20.0 | 109,014 | 16.7 |
| Commercial | 2,919 | 0.3 | 3,376 | 0.3 | 5,692 | 0.9 |
| Total | $1,014,639 | 100.0 | $1,043,735 | 100.0 | $653,164 | 100.0 |

We do not measure revenue or profit by product or service lines, either for internal management or external financial reporting purposes, because it would be impractical to do so. Products offered and services performed are determined by contract requirements and the types of products and services provided for one contract bear no relation to similar products and services provided on another contract. Products and services provided vary when new contracts begin or current contracts expire. In many cases, more than one product or service is provided under a contract or contract task order. Accordingly, cost and revenue tracking is designed to best serve contract requirements and segregating costs and revenues by product or service lines in situations for which it is not required would be difficult and costly to both us and our customers.

**(13) Capital Stock**

**Common Stock**

Our common stock has a par value of $0.05 per share. Proceeds from the issue of the common stock that is greater than $0.05 per share is credited to additional paid in capital. Holders of common stock are entitled to one vote per common share held on all matters voted on by our stockholders. Stockholders of record are entitled to the amount of dividends declared per common share held.

## (14) ESOP/401(k) Plan and Profit Sharing Plan

We have an ESOP/401(k), the VSE Corporation ESOP/401(k) Plan (the "Plan"), that allows employees meeting certain age and service requirements to contribute a portion of their salary to certain investment trusts. Under the terms of the plan, employer 401(k) contributions are made on behalf of the eligible employee participants based on the employees' 401(k) payroll deferrals. Effective January 1, 2007, the Plan was amended to incorporate the Safe Harbor method of meeting nondiscrimination requirements of the Internal Revenue Code. Beginning with the 2007 plan year, the employer contribution is equal to 100% of the employee deferral on the first 3% of the employee pay deferred and 50% of the employee deferral on the next 2% of the employee pay deferred. Our expense associated with the Plan for the years ended December 31, 2009, 2008, and 2007 was approximately $2.7 million, $1.9 million, and $1.4 million, respectively.

In 2008, we decided that employees should have an opportunity to diversify their 401(k) accounts held in the Plan beginning with our 2008 Plan year. In January 2008, employees were notified that they may elect to transfer any portion of their 401(k) accounts that is invested in VSE common stock from that investment into another investment alternative under the Plan. This right extends to all of the VSE common stock held under the 401(k) portion of the Plan. In addition, we decided to terminate and liquidate the ESOP portion of the Plan and, as elected by the employees, either distribute VSE common stock held in the ESOP accounts to the employees or rollover such VSE common stock into an Individual Retirement Account or employee plan selected by the employee. ESOP shares were distributed to employees in the third quarter of 2008. The Plan held 54,475 shares and 95,499 shares of VSE common stock as of December 31, 2009 and 2008, respectively. Such shares receive dividend payments and are included in the weighted average shares for earnings per share calculations.

Energetics maintains a profit sharing plan for its employees. All employees who have completed two years of service are members of the profit sharing plan. At our discretion, we may make contributions to the Energetics plan. Total expense for the years ended December 31, 2009, 2008, and 2007 was $190 thousand, $240 thousand, and $227 thousand, respectively.

ICRC sponsors a 401(k) profit sharing plan covering all ICRC regular status employees. To be eligible to participate in the ICRC plan, an employee must have completed one month of service with ICRC. The discretionary employer contributions are immediately vested. Amounts charged to operations for employer contributions for the years ended December 31, 2009, 2008 and the post-acquisition period of 2007 were approximately $222 thousand, $286 thousand and $378 thousand, respectively.

G&B maintains a defined contribution retirement plan, established under the provisions of Internal Revenue Code Section 401(k), covering substantially all employees. Participants may make voluntary contributions up to the maximum amount allowable by law. We match a percentage of the amount contributed by each participant to comply with safe harbor methods. At its discretion, we may make an additional profit sharing contribution for participants who have completed one year of service. The amount charged to operations for employer contributions for 2009 and the post acquisition period of April 14, 2008 through December 31, 2008 was approximately $554 thousand and $334 thousand, respectively.

## (15) Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expends disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured at fair value.

The fair-value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1 - Observable inputs - quoted prices in active markets for identical assets and liabilities;

Level 2 - Observable inputs other than the quoted prices in active markets for identical assets and liabilities - includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 - Unobservable inputs - includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

Included in other current assets and other long-term assets as of December 31, 2009 and 2008 is approximately $4.8 million and $3.3 million, respectively, of investments we hold in a rabbi trust related to the deferred supplemental compensation plan. We determined the fair value of these assets and corresponding liability using the Level 1 methodology. We have an offsetting deferred compensation liability for this plan in long-term liabilities. As such, we do not have income statement volatility as a result of fluctuations in the value of the plan's investments. In the first quarter of 2009, we adopted the provision of the accounting standard for fair value as it relates to non-financial assets and liabilities that are recorded at fair value on a non-recurring basis. The impact of this adoption was not material.

## (16) Selected Quarterly Data (Unaudited)

The following table shows selected quarterly data for 2009 and 2008, in thousands, except earnings per share:

| | 2009 Quarters | | | |
|---|---|---|---|---|
| | 1st | 2nd | 3rd | 4th |
| Revenues | $240,455 | $255,109 | $263,068 | $256,007 |
| Gross profit | $ 7,646 | $ 10,669 | $ 12,924 | $ 8,503 |
| Net income | $ 4,640 | $ 6,442 | $ 7,726 | $ 5,216 |
| Basic earnings per share | $ 0.91 | $ 1.26 | $ 1.51 | $ 1.02 |
| Weighted average shares outstanding | 5,112 | 5,130 | 5,132 | 5,138 |
| Diluted earnings per share | $ 0.91 | $ 1.25 | $ 1.50 | $ 1.01 |
| Weighted average shares outstanding | 5,127 | 5,143 | 5,146 | 5,169 |

The increase in profitability during the third quarter of 2009 was primarily attributable to the conclusion of negotiations on our Treasury Seized Asset Program that finalized target cost levels for the fiscal year ending September 30, 2009. This allowed us to recognize incentive fees in the third quarter of 2009 on all of our work performed during the government's fiscal year ended September 30, 2009. We recognized pretax income on this program in the third quarter of 2009 of approximately $3.3 million, primarily due to this incentive fee recognition.

| | 2008 Quarters | | | |
|---|---|---|---|---|
| | 1st | 2nd | 3rd | 4th |
| Revenues . . . . . . . . . . . . . . . | $188,723 | $251,688 | $306,811 | $296,513 |
| Gross profit . . . . . . . . . . . . . | $ 5,907 | $ 8,049 | $ 9,021 | $ 9,350 |
| Net income . . . . . . . . . . . . . . | $ 3,598 | $ 4,769 | $ 5,309 | $ 5,364 |
| Basic earnings per share . . . . . . . | $ 0.71 | $ 0.94 | $ 1.05 | $ 1.05 |
| Weighted average shares outstanding . | 5,059 | 5,066 | 5,076 | 5,088 |
| Diluted earnings per share . . . . . . | $ 0.71 | $ 0.94 | $ 1.04 | $ 1.05 |
| Weighted average shares outstanding . | 5,087 | 5,095 | 5,100 | 5,104 |

## ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. Ernst & Young LLP, our independent registered public accounting firm, has issued an opinion on our internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm under Item 9(a) of this Annual Report on Form 10-K.

### Change in Internal Controls

During the fourth quarter of fiscal year 2009, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected these controls, or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Stockholders of VSE Corporation**

We have audited VSE Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VSE Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, VSE Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 4, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 4, 2010

## ITEM 9B. Other Information

None.

## PART III

Except as otherwise indicated below, the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) to Form 10-K and is incorporated herein by reference to our definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2009 in respect to the Annual Meeting of VSE's stockholders (the "Proxy Statement") scheduled to be held on May 4, 2010.

## ITEM 10. Directors, Executive Officers and Corporate Governance

See Item 4 under the caption "Executive Officers of the Registrant," and the remaining information required by this Item is incorporated by reference to the Proxy Statement.

## ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to the Proxy Statement.

## ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the "Equity Compensation Plan Information" disclosed in Item 5(d) above, the information required by this Item is incorporated by reference to the Proxy Statement.

## ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the Proxy Statement.

## ITEM 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the Proxy Statement.

## PART IV

## ITEM 15. Exhibits, Financial Statement Schedules

### 1. Financial Statements

The consolidated financial statements are listed under Item 8 of this Form 10-K.

### 2. Supplemental Financial Statement Schedules

Schedules not included herein have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the consolidated financial statements or notes to the consolidated financial statements.

## 3. Exhibits

See "Exhibit Index" hereinafter contained and incorporated by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**VSE CORPORATION**

Date: March 3, 2010

By: /s/ M. A. Gauthier
M. A. Gauthier
Director, Chief Executive Officer, President and Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Maurice A. Gauthier<br>Maurice A. Gauthier | Director, Chief Executive Officer, President and Chief Operating Officer | March 3, 2010 |
| /s/ Thomas R. Loftus<br>Thomas R. Loftus | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | March 3, 2010 |
| /s/ Donald M. Ervine<br>Donald M. Ervine | Chairman | March 3, 2010 |
| /s/ Clifford M. Kendall<br>Clifford M. Kendall | Director | March 3, 2010 |
| /s/ Calvin S. Koonce<br>Calvin S. Koonce | Director | March 3, 2010 |
| /s/ James F. Lafond<br>James F. Lafond | Director | March 3, 2010 |
| /s/ David M. Osnos<br>David M. Osnos | Director | March 3, 2010 |
| /s/ Jimmy D. Ross<br>Jimmy D. Ross | Director | March 3, 2010 |
| /s/ Bonnie K. Wachtel<br>Bonnie K. Wachtel | Director | March 3, 2010 |
| /s/ Ralph E. Eberhart<br>Ralph E. Eberhart | Director | March 3, 2010 |

EXHIBIT INDEX

| Reference No. per Item 601 of Regulation S-K | Description of Exhibit | Exhibit No. in this Form 10-K | |
|---|---|---|---|
| 2.1 | Plan of acquisition, reorganization, arrangement, liquidation or succession<br>Share Purchase Agreement, dated as of June 4, 2007, by and among VSE Corporation, Koniag, Inc., Koniag Development Corporation, Nancy Ellen Lexo Living Trust, James W. Lexo, Jr., and Integrated Concepts and Research Corporation (Exhibit 2.1 to Form 8-K dated June 4, 2007) | * | |
| 2.2 | Share Purchase Agreement, dated as of April 14, 2008, by and among VSE Corporation, Linda Kay Berdine Revocable Trust, Linda K. Berdine and G&B Solutions, Inc. (Exhibit 2.1 to Form 8-K dated April 14, 2008) | * | |
| 3.1 | Certificate of incorporation and by-laws<br>Restated Certificate of Incorporation of VSE Corporation dated as of February 6, 1996 (Exhibit 3.2 to Form 10-K405 dated March 25, 1996) | * | |
| 3.2 | By-Laws of VSE Corporation as amended through December 17, 2008 (Exhibit 3.1 to Form 8-K dated December 17, 2008) | * | |
| 4.1 | Instruments defining the rights of security holders, including indentures<br>Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2) | * | + |
| 10.1 | Material contracts | | |
| 10.2 | Employment Agreement dated as of March 10, 2004, by and between VSE Corporation and Thomas G. Dacus (Exhibit 10.1 to Form 10-Q dated April 28, 2004) | * | + |
| 10.3 | Employment Agreement dated as of July 1, 2004, by and between VSE Corporation and Thomas R. Loftus (Exhibit 10.1 to Form 10-Q dated July 30, 2004) | * | + |
| 10.4 | Employment Agreement dated as of April 22, 2008, by and between VSE Corporation and Maurice G. Gauthier (Exhibit 10.1 to Form 8-K dated April 22, 2008) | * | + |
| 10.5 | Transition Agreement dated as of April 22, 2008, by and between VSE Corporation and Donald M. Ervine (Exhibit 10.2 to Form 8-K dated April 22, 2008) | * | + |
| 10.6 | Severance and Mutual Protection Agreement dated as of November 7, 2008 by and between VSE Corporation and Thomas M. Kiernan (Exhibit 10.3 to Form 10-K dated March 3, 2009) | * | + |
| 10.7 | Statement of Amendment Number One to the Transition agreement, dated December 30, 2008 between VSE Corporation and Donald M. Ervine (Exhibit 10.1 to Form 8-K dated January 6, 2009) | * | + |
| 10.8 | Statement of Amendment Number Two to the Transition Agreement, dated December 31, 2008, between VSE Corporation and Donald M. Ervine (Exhibit 10.2 to Form 8-K dated January 6, 2009) | * | + |
| 10.9 | Business Loan and security Agreement dated August 26, 2009 among VSE Corporation, Energetics Incorporated, VSE Services International, Inc., Integrated Concepts and Research Corporation, G&B Solutions, Inc., Citizens Bank of Pennsylvania and Suntrust Bank (Exhibit 10.1 to Form 8-K dated August 26, 2009) | * | + |

EXHIBIT INDEX

| Reference No. per Item 601 of Regulation S-K | Description of Exhibit | Exhibit No. in this Form 10-K |
|---|---|---|
| 10.10 | Lease Agreement by and between Metropark 7 LLC and VSE Corporation (Exhibit 10.2 to Form 8-K dated November 4, 2009) | * + |
| 10.11 | VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 as amended by the Board through March 9, 2004 (Exhibit 10.2 to Form 10-Q dated April 28, 2004) | * + |
| 10.12 | VSE Corporation 2004 Stock Option Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004) | * + |
| 10.13 | VSE Corporation 2004 Non-employee Directors Stock Plan (Appendix C to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004) | * + |
| 13.1 | Annual report to security holders, Form 10-Q or selected quarterly data | Exhibit 13 |
| 21.1 | Subsidiaries of the Registrant | Exhibit 21 |
| 23.1 | Consent of Ernst & Young LLP, independent registered public accounting firm | Exhibit 23.1 |
| 31.1 | Section 302 CEO Certification | Exhibit 31.1 |
| 31.2 | Section 302 CFO and PAO Certification | Exhibit 31.2 |
| 32.1 | Section 906 CEO Certification | Exhibit 32.1 |
| 32.2 | Section 906 CFO and PAO Certification | Exhibit 32.2 |
| 99.1 | Audit Committee Charter (as adopted by the Board Of Directors of VSE Corporation on March 9, 2004) (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004) | * |

*Document has been filed as indicated and is incorporated by reference herein.
+Indicates management contract or compensatory plan or arrangement.

Exhibit 21

## SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

| | Jurisdiction of Organization |
|---|---|
| Energetics Incorporated | Maryland |
| G&B Solutions, Inc. | Virginia |
| Integrated Concepts and Research Corporation | District of Columbia |
| VSE Services International, Inc. | Delaware |

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the following Registration Statements of our reports dated March 4, 2010, with respect to the consolidated financial statements of VSE Corporation and subsidiaries and the effectiveness of internal control over financial reporting of VSE Corporation included in this Annual Report (Form 10-K), for the year ended December 31, 2009.

| Name | Registration Number | Date Filed |
|---|---|---|
| **Registration Statements on Form S-8** | | |
| 2006 Restricted Stock Plan | 333-134285 | 5/19/2006 |
| 2004 Stock Option Plan and 2004 Non-employee Directors Stock Plan | 333-115218 | 5/6/2004 |

/s/ Ernst & Young LLP

McLean, Virginia
March 4, 2010

Exhibit 31.1

**CERTIFICATION PURSUANT TO**
**RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,**
**AS ADOPTED PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, M. A. Gauthier, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 4, 2010

/s/ M. A. Gauthier

M. A. Gauthier
Chief Executive Officer, President
and Chief Operating Officer

Exhibit 31.2

**CERTIFICATION PURSUANT TO RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, T. R. Loftus, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 4, 2010

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO**
**SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as President, Chief Executive Officer and Chief Operating Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) our Annual Report on Form 10-K for the year ending December 31, 2009 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in our Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 4, 2010

/s/ M. A. Gauthier

M. A. Gauthier
Chief Executive Officer, President
and Chief Operating Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Executive Vice President and Chief Financial Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) our Annual Report on Form 10-K for the year ending December 31, 2009 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in our Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 4, 2010

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer


Washington Technology
VSE Corporation Ranks 2nd fastest growing company out of 100 by Washington Technology 2009.
The Washington Post
MAY 13, 2009
VSE #1 Top Climber
Post 200
Bailouts and stimulus remind us that at its core, Washington is a company town
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VSE CORPORATION

2550 Huntington Avenue

Alexandria, Virginia 22303-1499

www.vsecorp.com

email: info@vsecorp.com

(703) 960-4600

(800) 455-4873

ENERGETICS

A Subsidiary of VSE Corporation

7067 Columbia Gateway Drive, Suite 200

Columbia, Maryland 21046

www.energetics.com

(410) 290-0370

G&B Solutions, Inc.

1861 Wiehle Avenue, Suite 200

Reston, Virginia 20190

www.gbsolutionsinc.com

(703) 883-1140

ICRC

2550 Huntington Avenue

Alexandria, Virginia 22303

www.icrcsolutions.com

(703) 519-9910